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2007 Annual Report


PrestigeBrands

Prestige Brands Holdings, Inc. markets and sells well recognized, brand name consumer products in three categories: over-the-counter health care products, household cleaning products and personal care products. We operate in niche segments within these categories in which the strength of our brand names, our established retail distribution network, a low cost operating model, and an experienced management team are key to our success. Our brands are sold throughout the United States, Canada, and in certain international markets.

PRESTIGE BRANDS HOLDINGS, INC.

90 North Broadway
Irvington, New York 10533
Telephone: (914) 524-6810

Dear Stockholder: June 29, 2007

You are cordially invited to attend our 2007 Annual Meeting of Stockholders, which will be held on Tuesday, July 31, 2007, at 10:00 a.m. (Eastern time), at Tappan Hill, 81 Highland Avenue, Tarrytown, New York 10591. With this letter, we have enclosed a copy of our Annual Report for the fiscal year ended March 31, 2007, Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy Card. These materials provide further information concerning the Annual Meeting. If you would like another copy of the Annual Report, please send your request to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attention: Secretary, and one will be mailed to you.

At this year's Annual Meeting, the agenda includes the election of directors and a proposal to ratify the appointment of our independent registered public accounting firm. The Board of Directors recommends that you vote FOR election of the nominees for directors and FOR ratification of appointment of the independent registered public accounting firm. Members of the Board of Directors, our executive officers and representatives from our independent registered public accounting firm will be present to answer any questions you may have.

It is important that your shares be represented and voted at the Annual Meeting, regardless of the size of your holdings. Accordingly, please complete, sign and date the enclosed Proxy Card and return it promptly in the enclosed envelope to ensure your shares will be represented. If you do attend the Annual Meeting, you may, of course, withdraw your Proxy should you wish to vote in person.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Mark Pettie
Chairman of the Board and Chief Executive Officer

Prestige Brands Holdings, Inc.

90 North Broadway
Irvington, New York 10533
Telephone: (914) 524-6810

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
July 31, 2007
10:00 a.m. Eastern Time

The 2007 Annual Meeting of Stockholders of Prestige Brands Holdings, Inc. will be held on Tuesday, July 31, 2007, at 10:00 a.m. (Eastern time), at Tappan Hill, 81 Highland Avenue, Tarrytown, New York 10591. The Annual Meeting is being held for the following purposes:

1. To elect directors to serve until the 2008 Annual Meeting of Stockholders or until their earlier removal or resignation (the Board of Directors recommends a vote FOR each of the nominees named in the attached Proxy Statement);

2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of Prestige Brands Holdings, Inc. for the fiscal year ending March 31, 2008 (the Board of Directors recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm); and

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof, including proposals to adjourn or postpone the meeting.

Only stockholders of record at the close of business on June 20, 2007 will be entitled to vote at the Annual Meeting.

Accompanying this Notice of Annual Meeting of Stockholders is a Proxy Statement, related Proxy Card with a return envelope and our Annual Report for our fiscal year ended March 31, 2007. The Annual Report contains financial and other information that is not incorporated into the Proxy Statement and is not deemed to be a part of the Proxy soliciting material.

By Order of the Board of Directors

Charles N. Jolly
Secretary

June 29, 2007

EVEN IF YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE PROMPTLY COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON BY FOLLOWING THE INSTRUCTIONS ON PAGE 3 OF THE PROXY STATEMENT.

Prestige Brands Holdings, Inc.

90 North Broadway
Irvington, New York 10533
Telephone: (914) 524-6810

PROXY STATEMENT FOR 2007 ANNUAL MEETING OF STOCKHOLDERS

TABLE OF CONTENTS

GENERAL INFORMATION

What is this document?

This document is the Proxy Statement of Prestige Brands Holdings, Inc. for the Annual Meeting of Stockholders to be held at 10:00 a.m., EST, on Tuesday, July 31, 2007. A form of Proxy Card is included. This document and the form of Proxy Card are first being mailed or given to stockholders on or about June 29, 2007.

We refer to our company throughout this document as "we" or "us" or the "Company". In addition, throughout this document, "2008" refers to our fiscal year ending March 31, 2008, "2007" refers to our fiscal year ended March 31, 2007, and "2006" refers to our fiscal year ended March 31, 2006.

Why am I receiving this document?

You are receiving this document because you were one of our stockholders of record on June 20, 2007, the record date for our 2007 Annual Meeting. We are sending this document and the form of Proxy Card to solicit your Proxy to vote upon certain matters at the Annual Meeting.

What is a Proxy?

It is your legal designation of another person, called a "Proxy," to vote the stock you own. The document that designates someone as your Proxy is also called a Proxy or a Proxy Card.

Who is paying the costs to prepare this document and solicit my Proxy?

We will pay all expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement and the form of Proxy Card.

Who is soliciting my Proxy and will anyone be compensated to solicit my Proxy?

Your Proxy is being solicited by and on behalf of our Board of Directors. In addition to solicitation by use of the mails, Proxies may be solicited by our officers and employees in person or by telephone, telegram, electronic mail, facsimile transmission or other means of communication. Our officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses in connection with any solicitation. We also may reimburse custodians, nominees and fiduciaries for their expenses in sending Proxies and Proxy material to beneficial owners. We may incur the fees and expenses of a solicitation agent in connection with this Proxy solicitation to the extent we determine that engaging a solicitation agent is in the best interest of the Company.

Who may attend the Annual Meeting?

Only stockholders, their Proxy holders and our invited guests may attend the meeting. If a broker, bank or other nominee holds your shares in street name, please bring a copy of the account statement reflecting your ownership as of June 20, 2007 so that we may verify your stockholder status and have you check in at the registration desk at the meeting. For security reasons, we also may require photo identification for admission.

What if I have a disability?

If you are disabled and would like to participate in the Annual Meeting, we can provide reasonable assistance. Please send any request for assistance to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attention: Secretary, at least two weeks before the meeting.

What is Prestige Brands Holdings and where is it located?

We sell well-recognized, brand name over-the-counter health care, household cleaning and personal care products. Our leading brands in each of these segments, respectively, are *Chloraseptic® and Compound W®, Comet® and Spic and Span®,* and *Cutex®*. Our principal executive offices are located at 90 North Broadway, Irvington, New York 10533. Our telephone number is 914-524-6810.

Where is our common stock traded?

Our common stock is traded and quoted on the New York Stock Exchange ("NYSE") under the symbol "PBH".

VOTING MATTERS

What am I voting on?

You will be voting on the following:

- the election of ten directors; and
- the ratification of the appointment of our independent registered public accounting firm for 2008.

Who is entitled to vote?

You may vote if you were the record owner of shares of our common stock at the close of business on June 20, 2007. Each share of common stock is entitled to one vote. As of June 20, 2007, there were 50,005,289 shares of our common stock outstanding. A list of our stockholders will be open to the examination of any stockholder, for any purpose germane to the meeting, at our headquarters for a period of ten (10) days prior to the Annual Meeting.

May other matters be raised at the Annual Meeting; how will the meeting be conducted?

We currently are not aware of any business to be acted upon at the Annual Meeting other than the two matters described above. Under Delaware law and our governing documents, no other business aside from procedural matters may be raised at the Annual Meeting unless proper notice has been given to the Company by the stockholders. If other business is properly raised, your Proxies have authority to vote as they think best, including to adjourn the meeting.

The Chairman has broad authority to conduct the Annual Meeting so that the business of the meeting is carried out in an orderly and timely manner. In doing so, he has broad discretion to establish reasonable rules for discussion, comments and questions during the meeting. The Chairman is also entitled to rely upon applicable law regarding disruptions or disorderly conduct to ensure that the Annual Meeting proceeds in a manner that is fair to all participants.

How do I vote?

Proxies may be voted by returning the printed Proxy Card enclosed herewith. For more information about how to vote your Proxy, please see the instructions on your Proxy Card.

In addition to voting by Proxy, you may vote in person at the Annual Meeting. However, in order to assist us in tabulating votes at the Annual Meeting, we encourage you to vote by Proxy even if you plan to be present at the Annual Meeting.

How will my Proxy be voted?

The individuals named on the Proxy Card will vote your Proxy in the manner you indicate on the Proxy Card. If your Proxy Card is signed but does not contain specific instructions, your Proxy will be voted: "FOR" all of the directors nominated and "FOR" ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2008.

Can I change my mind and revoke my Proxy?

Yes. To revoke a Proxy given pursuant to this solicitation, you must:

- sign another Proxy with a later date and return it to our Secretary at or before the Annual Meeting;
- provide our Secretary with a written notice of revocation dated later than the date of the Proxy at or before the Annual Meeting; or
- attend the Annual Meeting and vote in person. Note that attendance at the Annual Meeting will not revoke a Proxy if you do not actually vote at the Annual Meeting.

What if I receive more than one Proxy Card?

Multiple Proxy Cards mean that you have more than one account with brokers or our transfer agent. Please vote all of your shares. We also recommend that you contact your broker and our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Computershare, Ltd., 250 Royall Street, Canton, Massachusetts 02021, and it may be reached at (781) 575-3400.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present, but will not be counted as votes cast either in favor of or against a particular proposal.

What are broker non-votes?

If you are the beneficial owner of shares held in "street name" by a broker, your broker is the record holder of the shares, however the broker is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker, your broker may exercise discretionary voting power to vote your shares with respect to routine matters, but the broker may not exercise discretionary voting power to vote your shares with respect to "non-routine" items. All of the matters identified in this document to be voted upon at the meeting presently are considered to be "routine" items. In the case of non-routine items, the shares that cannot be voted by your broker would be treated as "broker non-votes."

How many votes must be present to hold the Annual Meeting?

A quorum must be present at the Annual Meeting for any business to be conducted. A quorum exists when the holders of a majority of the 50,005,289 shares of our common stock outstanding on June 20, 2007 are present in person or by Proxy at the meeting.

How many votes are needed to elect directors and approve other matters?

Directors are elected by a plurality of the votes cast by the holders of shares entitled to vote at the Annual Meeting. This means that the director nominee with the most affirmative votes for a particular slot is elected for that slot. You may vote in favor of all nominees, withhold your vote as to all nominees or withhold your vote as to specific nominees.

The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2008 will be approved if the proposal receives the affirmative vote of a majority of the shares present and entitled to vote at the Annual Meeting.

How many votes do I have and can I cumulate my votes?

You have one vote for every share of our common stock that you own. Cumulative voting is not allowed.

Will my vote be confidential?

Yes. We will continue our practice of keeping the votes of all stockholders confidential. Stockholder votes will not be disclosed to our directors, officers, employees or agents, except:

- as necessary to meet applicable legál requirements;
- in a dispute regarding authenticity of Proxies and ballots;
- in the case of a contested Proxy solicitation, if the other party soliciting Proxies does not agree to comply with the confidential voting policy; or
- when a stockholder makes a written comment on the Proxy Card or otherwise communicates the vote to management.

[continues on next page]

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

What is the structure of our Board of Directors?

The number of directors which shall constitute the Board of Directors shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Currently, our Board of Directors is comprised of ten directors. All of the members of the Board of Directors are standing for reelection, to hold office until the next Annual Meeting of Stockholders.

Who are the nominees this year?

The nominees for the Board of Directors consist of 10 current directors who, other than Mark Pettie, were elected at our 2006 Annual Meeting of Stockholders. If elected, each nominee would hold office until the 2008 Annual Meeting of Stockholders or until his earlier death, resignation or removal. These nominees, their ages at the date of this Proxy Statement and the year in which they first became a director are set forth in the table below. The Board of Directors has affirmatively determined that each of these nominees, other than Mark Pettie, Peter C. Mann, David A. Donnini and Vincent J. Hemmer, is independent as defined in the NYSE listing standards.

Name	Age	Director Since
Mark Pettie	50	January 2007
L. Dick Buell	56	November 2004
John E. Byom	53	January 2006
Gary E. Costley	63	November 2004
David A. Donnini	41	June 2004
Ronald Gordon	63	May 2005
Vincent J. Hemmer	38	June 2004
Patrick Lonergan	72	May 2005
Peter C. Mann	65	June 2004
Raymond P. Silcock	56	January 2006

What are the backgrounds of this year's nominees?

***Mark Pettie**, Chairman of the Board and Chief Executive Officer*, has served as Chairman of the Board and Chief Executive Officer since January 2007. Mr. Pettie served as the President, Dairy Foods Group for Conagra Foods from 2005 to 2006 where he was directly responsible for marketing and indirectly responsible for finance, sales, operations, research and development and human resources. From 1981 to 2004, Mr. Pettie held various positions of increasing responsibility at Kraft Foods and was appointed Executive Vice President/General Manager of Kraft Foods' Coffee Division in 2002. As the Executive Vice President/General Manager of Kraft Foods' Coffee Division, Mr. Pettie was directly responsible for marketing, strategy, finance and green coffee procurement and indirectly responsible for sales, operations and human resources. Mr. Pettie received a B.S. from the State University of New York at Binghamton and a M.B.A. from Cornell University.

***L. Dick Buell**, Director*, has served as a director since November 2004. Mr. Buell is currently Chief Executive Officer and director of Catalina Marketing Corporation, which he joined in March 2004. From January 2002 to January 2004, Mr. Buell was Chief Executive Officer of WS Brands, a portfolio company of Willis Stein & Partners. From February 2000 to December 2001, Mr. Buell was President and Chief Operating Officer of Foodbrands America, Inc., a unit of Tyson Foods. Prior to that time, Mr. Buell spent 10 years at Griffith Laboratories, Inc. and served as Chief Executive Officer from 1992 to 1999. From 1983 to 1990, Mr. Buell served as Vice President of Marketing for Kraft Grocery Products and from 1979 to 1983 as a consultant at McKinsey & Company. Mr. Buell earned his B.S. in Engineering from Purdue University and his M.B.A. from the University of Chicago.

***John E. Byom**, Director,* was appointed as director in January 2006. Mr. Byom is the former Chief Financial Officer of International Multifoods Corporation. He left the company in March 2005 after 26 years including four years as Vice President Finance and Chief Financial Officer, from March 2000 to June 2004. Most recently, after the sale of Multifoods to The J.M. Smucker Company in June 2004, Mr. Byom was President of Multifoods Foodservice and Bakery Products. Prior to his time as Chief Financial Officer, Mr. Byom was President

US Manufacturing from July 1999 to March 2000, and Vice President Finance and IT for the North American Foods Division from 1993 to 1999. Prior to 1993 he held various positions in finance and was an internal auditor for International Multifoods Corporation from 1979 to 1981. Mr. Byom earned his B.A. in Accounting from Luther College. Mr. Byom is currently a director of MGP Ingredients Inc.

***Gary E. Costley Ph.D.**, Director*, has served as a director since November 2004. Dr. Costley is currently a managing partner at C&G Capital and Management, a private investment company, which he joined in July 2004. He previously served from 2001 to June 2004 as Chairman and Chief Executive Officer of International Multifoods Corporation and from 1997 to 2001 as its Chairman, President and Chief Executive Officer. From 1995 to 1996, Dr. Costley served as Dean of the Graduate School of Marketing at Wake Forest University. Prior to that time, Dr. Costley spent 24 years with the Kellogg Company where he held various positions of increasing responsibility, including his most recent role as President of Kellogg North America. Dr. Costley earned a B.S. in Animal Science and both an M.S. and Ph.D. in Nutrition from Oregon State University. Dr. Costley is currently a director of Principal Financial Group Inc., Accelrys, Inc. and Tiffany & Co.

***David A. Donnini**, Director*, has served as a director since the Company's incorporation in June 2004. Mr. Donnini is currently a Principal of GTCR Golder Rauner, LLC, which he joined in 1991. He previously worked as an associate consultant with Bain & Company. Mr. Donnini earned a B.A. in Economics summa cum laude, Phi Beta Kappa with distinction, from Yale University and a M.B.A. from Stanford University where he was the Robichek Finance Award recipient and an Arjay Miller Scholar. Mr. Donnini is a director of various companies, including American Sanitary, Inc., Cardinal Logistics Management, InfoHighway Communications Corporation, Coinmach Service Corporation, Synagro Technologies Inc., Fairmount Food Group, LLC and Syniverse Holdings Inc.

***Ronald Gordon**, Director*, was appointed as director in May 2005. Mr. Gordon was most recently President and Chief Operating Officer of Nice-Pak Products, Inc. from 2002 until his retirement in 2005. Prior to serving at Nice-Pak, Mr. Gordon was Chief Executive Officer for the North American operations of Beiersdorf, Inc. from 1997 through 2001. He also founded Gordon Investment Group in 1994 to finance and oversee a variety of start-up businesses. Earlier in his career, Mr. Gordon was the President and Chief Executive Officer of Goody Products Inc. and held senior positions at Playtex Family Products Corporation and Procter & Gamble. Mr. Gordon earned a B.S. in Finance at The Wharton School of the University of Pennysylvania and a M.B.A. from Columbia University. Mr. Gordon is a director of Playtex Products, Inc.

***Vincent J. Hemmer**, Director*, has served as a director since its incorporation in June 2004. Mr. Hemmer is currently a Principal with GTCR Golder Rauner, LLC and has been with GTCR since 1996. Mr. Hemmer previously worked as a consultant with the Monitor Company and an investment banker with Credit Suisse First Boston. He earned a B.S. in Economics, magna cum laude, and was a Benjamin Franklin Scholar at The Wharton School of the University of Pennsylvania. Mr. Hemmer received his M.B.A. from Harvard University. Mr. Hemmer is currently a director of Fairmount Food Group, LLC and Synagro Technologies Inc.

***Patrick Lonergan**, Director*, was appointed as a director in May 2005. Mr. Lonergan is the co-founder of Numark Laboratories, Inc. and has served as its President since January 1989. Prior to Numark, Mr. Lonergan was employed from 1959 to 1989 in various senior capacities by Johnson & Johnson, including Vice President & General Manager. Mr. Lonergan also served on the Board of Directors of Johnson & Johnson Products Inc., and was Chairman of the Health Care Division Management Committee. Mr. Lonergan earned a B.S. in Business from Northern Illinois University. Mr. Lonergan is also a director of several private companies.

***Peter C. Mann**, Director*, has served as Chairman of the Board of the Company since its incorporation in June 2004 through January 19, 2007, and is currently a member of the Board of Directors. From June 2004 through August 2005, Mr. Mann was the Chief Executive Officer and President of the Company. From August 2005 through March 31, 2006, Mr. Mann served as Chief Executive Officer of the Company. On June 23, 2006, Mr. Mann was re-appointed Acting Chief Executive Officer and President of the Company and resigned from such positions on January 19, 2007. Mr. Mann previously served as President and Chief Executive Officer of Medtech Holdings, Inc. (our predecessor company) ("Medtech") since June 2001. From 1973 to 2001, Mr. Mann was employed by Block Drug Company, Inc. where he served in positions of increasing responsibility and became President of the Americas Division. Prior to his joining Block Drug Company, he held senior management positions for such leading consumer products companies as The Mennen Company, Swift & Co. and Chemway, Inc. Mr. Mann is a graduate of Brown University.

***Raymond P. Silcock**, Director*, was appointed as a director in January 2006. Since 2006, Mr. Silcock has been employed by Swift & Company as its Executive Vice President and Chief Financial Officer. From 1998 to 2005, Mr. Silcock served as Executive Vice President and Chief Financial Officer of Cott Corporation. From 1997 to 1998, Mr. Silcock served as Chief Financial Officer of Delimex Holdings, Inc. From 1979 to 1997, Mr. Silcock was employed by Campbell Soup Company where he served in positions of increasing responsibility and became Vice President – Finance of Campbell Soup Company's Bakery and Confectionary Division. Mr. Silcock earned a M.B.A. from the Wharton School of the University of Pennsylvania and is a Fellow of the Chartered Institute of Management Accountants (UK). Mr. Silcock is currently a director of Bacardi Limited and American Italian Pasta Company.

How are our directors compensated?

Except for Mr. Mann who will receive cash compensation and restricted common stock grants only commencing on April 1, 2007, directors who are not our employees or who are not otherwise affiliated with us or our principal stockholder, GTCR Golder Rauner, L.L.C. and its affiliates (collectively, "GTCR"), each receive the following cash and equity compensation for his services as a director:

- a one-time grant of our common stock equal to $20,000 awarded on the date of the first Annual Meeting of Stockholders after appointment;
- annual grant of our restricted common stock equal to $50,000 awarded on the date of each Annual Meeting of Stockholders (such restricted common stock vests in equal installments over a two year period so long as membership on the Board of Directors continues);
- a $25,000 annual retainer fee paid quarterly; and
- attendance fees in according with the following table:

Meeting	Fee
Board of Directors (in person)	$1,500
Committee (in person)	$1,000
Board of Directors (by telephone)	$750
Committee (by telephone)	$750

The Chairman for each of our standing committees and our Lead Director receive the fees set forth below in the following table for their services in their respective capacities:

Position	Annual Fee
Chairman of the Audit Committee	$7,500
Chairman of the Compensation Committee	$5,000
Chairman of the Nominating and Governance Committee	$5,000
Chairman of the Strategic Planning Committee	$5,000
Lead Director	$45,000

Our directors are also reimbursed for out-of-pocket expenses incurred in connection with Board of Directors and/or Committee participation.

Are there any relationships between our directors and executive officers?

There are no family relationships between or among any of our directors and executive officers.

How many votes are needed to elect directors?

The affirmative vote of a plurality of the votes cast in person or by Proxy at the Annual Meeting of Stockholders is necessary for the election of directors (assuming a quorum of a majority of the outstanding shares of common stock is present).

What does the Board of Directors recommend?

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES FOR DIRECTORS NAMED ABOVE.

GOVERNANCE OF THE COMPANY

What is Corporate Governance and how do we implement it?

Corporate governance is a set of rules established by the Company to ensure that its directors, executive officers and employees conduct the Company's business in a legal, impartial and ethical manner. Our Board of Directors has a strong commitment to sound and effective corporate governance practices. The Company's management and our Board of Directors have reviewed and continue to monitor our corporate governance practices in light of Delaware corporate law, United States federal securities laws and the listing requirements of the NYSE.

What documents establish and implement our Corporate Governance practices?

The Code of Conduct Policy, Code of Ethics for Senior Financial Employees, the Policy and Procedures for Complaints Regarding Accounting, Internal Controls and Auditing Matters, the Corporate Governance Guidelines, the Audit Committee Pre-Approval Policy, and the Charters of our Audit, Compensation, Nominating and Governance, and Strategic Planning Committees were adopted by the Company for the purpose of transparency in our governance practices as well as promoting honest and ethical conduct, promoting full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by the Company, and promoting compliance with all applicable rules and regulations that apply to the Company and its officers and directors.

Where can I access the Company's Corporate Governance documents?

The Company's Code of Conduct Policy, Code of Ethics for Senior Financial Employees, the Policy and Procedures for Complaints Regarding Accounting, Internal Controls and Auditing Matters, the Corporate Governance Guidelines, and the Charters of the Audit, Compensation, Nominating and Governance, and Strategic Planning Committees may be accessed at the Investor Relations tab of www.prestigebrandsinc.com, our Internet website. In addition, you may request, without charge, a copy of the foregoing documents by submitting a written request for any of such materials to: Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attention: Secretary.

How often did the Board of Directors meet in 2007?

The Board of Directors held 13 meetings during 2007. Each director is expected to attend each meeting of the Board of Directors and those Committees on which he serves. In addition to meetings, the Board of Directors and its Committees review and act upon matters through written consent procedures. Except for Mr. Donnini, each of our incumbent directors attended 75% or more of the total number of meetings of the Board of Directors and those Committees on which he served during the last fiscal year. The Board of Directors has a policy of expecting members of the Board of Directors to attend the Annual Meetings of Stockholders. Eight out of ten members of our

Board of Directors (as it was constituted on August 15, 2006) attended the Annual Meeting of Stockholders held on August 15, 2006.

Has the Board of Directors appointed a Lead Director for non-management sessions of the Board of Directors?

The Board of Directors has appointed Mr. Gordon as the Lead Director to preside over non-management and executive sessions of the Board of Directors.

What Committees have been established by the Board of Directors?

The Board of Directors currently has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, and the Strategic Planning Committee Except for Messrs. Hemmer and Pettie who are members of the Strategic Planning Committee, all of the other members of our standing committees are independent directors. During 2007, the composition of the Audit Committee and the Nominating and Governance Committee was modified. Mr. Buell resigned as a member of the Audit Committee and was appointed to the Nominating and Governance Committee. Mr. Lonergan resigned as a member of the Nominating and Governance Committee and was appointed to the Audit Committee. Except for the foregoing changes, no other changes were made to the composition of the Committees of the Board of Directors during 2007. The following table sets forth the current membership of the Company's standing committees:

Committee	Membership
Audit Committee	John E. Byom (Chairman) Ronald Gordon Patrick Lonergan Raymond P. Silcock
Compensation Committee	Patrick Lonergan (Chairman) L. Dick Buell John E. Byom Gary E. Costley
Nominating and Governance Committee	Ronald Gordon (Chairman) L. Dick Buell Gary E. Costley Raymond P. Silcock
Strategic Planning Committee	Raymond P. Silcock (Chairman) Ronald Gordon Vincent J. Hemmer Patrick Lonergan Mark Pettie

Who are our independent directors?

In accordance with the NYSE's listing requirements, the Board of Directors has evaluated each of its directors' independence from the Company and its management based on the NYSE's definition of "independence". In its review of each director's independence, the Board of Directors reviewed whether any transactions or relationships exist currently or, during the past three years existed, between each director and the Company and its subsidiaries, affiliates, equity investors or independent auditors. The Board of Directors also examined whether there were any transactions or relationships between each director and members of the senior management of the Company or their affiliates. Based on the review of the Board of Directors and the NYSE's definition of "independence," the Board of Directors has determined that a majority of the Board of Directors is "independent." The independent directors are Messrs. Buell, Byom, Costley, Gordon, Lonergan and Silcock. The Board of

Directors has also determined that each of the members of our Audit Committee is "independent" for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

How can you communicate with the Board of Directors?

Stockholders and other interested parties may send communications to the Board of Directors or any Committee thereof by writing to the Board of Directors or any such Committee at Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attention: Secretary. The Secretary will distribute all stockholder and other interested party communications to the intended recipients and/or distribute to the entire Board of Directors, as appropriate.

In addition, stockholders and other interested parties may also contact the Lead Director or the non-management directors as a group by writing to the Lead Director c/o Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attention: Secretary. The Secretary will forward all stockholder and other interested party communications to the Lead Director who will review and distribute, if addressed to the non-management directors, all stockholder and other interested party communications to the non-management directors as a group.

What are our Complaint Procedures?

Complaints and concerns about accounting, internal accounting controls or auditing or related matters pertaining to the Company may be submitted by writing to the Chairman of the Audit Committee c/o Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533. Complaints may be submitted on a confidential and anonymous basis by sending them in a sealed envelope marked "Confidential." Alternatively, complaints and concerns about accounting, internal accounting controls or auditing or related matters pertaining to the Company may be submitted by our employees confidentially and anonymously by contacting the Company's TeleSentry Hotline. TeleSentry is an independent third party that the Company has retained to receive anonymous complaints from the Company's employees. TeleSentry may be reached by telephone at (888) 883-1499 or P.O. Box 161, Westport, CT 06881. TeleSentry may also be contacted by e-mail at resp@telesentry.org.

What are the responsibilities of the Audit Committee?

The Audit Committee is responsible for, among other things:

(1) the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm engaged for the purpose of preparing and issuing an audit report on the Company's annual financial statements;

(2) reviewing the independence of the independent registered public accounting firm and taking, or recommending that our Board of Directors take, appropriate action to oversee their independence;

(3) approving, in advance, all audit and non-audit services to be performed by the independent registered public accounting firm;

(4) overseeing our accounting and financial reporting processes and the audits of our financial statements;

(5) establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

(6) engaging independent counsel and other advisers as the Audit Committee deems necessary;

(7) determining compensation of the independent registered public accounting firm, compensation of advisors hired by the Audit Committee and ordinary administrative expenses;

(8) reviewing and assessing the adequacy of the Audit Committee's formal written charter on an annual basis; and

(9) handling such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Our Board of Directors has determined that Mr. Byom is an "audit committee financial expert" as such term is defined in the rules of the Securities and Exchange Commission (the " SEC").

Our Board of Directors adopted a written charter for our Audit Committee, which is available to our stockholders and other interested parties at the Investor Relations tab on our web site at www.prestigebrandsinc.com or is also available in print to any stockholder or other interested party who makes such a request to the Company's Secretary. PricewaterhouseCoopers LLP currently serves as our independent registered public accounting firm. The Audit Committee met 8 times during 2007.

What are the responsibilities of the Compensation Committee?

The Compensation Committee is responsible for, among other things:

(1) determining, or recommending to our Board of Directors for determination, the compensation and benefits of all of our executive officers and independent non-employee directors;

(2) reviewing our compensation and benefit plans to ensure that they meet corporate objectives;

(3) administering our stock plans and other incentive compensation plans; and

(4) such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

During 2007, the Compensation Committee retained Mercer Human Resource Consulting in connection with its annual review and determination of executive compensation. Specifically, the Compensation Committee requested that Mercer Human Resource Consulting develop a peer group of companies for the Company and assist the Compensation Committee in determining the levels of salary, non-equity incentive compensation and equity incentive compensation under the 2005 Long-Term Equity Incentive Plan (the "2005 Incentive Plan") for 2008. The Company's Chief Executive Officer, along with certain other members of management, provided recommendations to, and participated in meetings of, the Compensation Committee.

Each member of the Compensation Committee is a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "IRC").

Our Board of Directors adopted a written charter for our Compensation Committee, which is available to our stockholders and other interested parties at the Investor Relations tab on our web site at www.prestigebrandsinc.com or is also available in print to any stockholder or other interested party who makes such a request to the Company's Secretary. The Compensation Committee met 5 times during 2007.

What are the responsibilities of the Nominating and Governance Committee?

The Nominating and Governance Committee is responsible for, among other things:

(1) selecting, or recommending to our Board of Directors for selection, nominees for election to our Board of Directors;

(2) making recommendations to our Board of Directors regarding the size and composition of the Board of Directors and its Committees and retirement procedures affecting members of the Board of Directors;

(3) monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and

(4) such other matters that are specifically delegated to the Nominating and Governance Committee by our Board of Directors from time to time.

Our Board of Directors adopted a written charter for our Nominating and Governance Committee, which is available to our stockholders and other interested parties at the Investor Relations tab on our web site at www.prestigebrandsinc.com or is also available in print to any stockholder or other interested party who makes such a request to the Company's Secretary. The Nominating and Governance Committee met 4 times during 2007.

The Nominating and Governance Committee will consider as potential nominees individuals properly recommended by stockholders. Recommendations concerning individuals proposed for consideration by the Nominating and Governance Committee should be addressed to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attention: Secretary. Each recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that qualifies the person for consideration, and a statement that the person has agreed to serve if nominated and elected. Stockholders who themselves wish to effectively nominate a person for election to the Board of Directors, as contrasted with recommending a potential nominee to the Nominating and Governance Committee for its consideration, are required to comply with the advance notice and other requirements set forth in the Company's Amended and Restated Bylaws, as amended (the "Amended and Restated Bylaws"), and any applicable requirements of the Exchange Act.

The Nominating and Governance Committee identifies potential candidates for nomination as directors based on recommendations by our executive officers or directors. Generally, candidates have significant industry experience and have been known to one or more of the members of the Board of Directors. As noted above, the Nominating and Governance Committee considers properly submitted stockholder recommendations for candidates for the Board of Directors. In evaluating candidates for nomination, the Nominating and Governance Committee will consider the factors it believes to be appropriate, which would generally include the candidate's personal and professional integrity, business judgment, relevant experience and skills, and potential to be an effective director in conjunction with the rest of the Board of Directors in collectively serving the interests of our stockholders. The Nominating and Governance Committee does not evaluate potential nominees for director differently based on whether they are recommended to the Nominating and Governance Committee by officers or directors of the Company or by a stockholder.

What are the responsibilities of the Strategic Planning Committee?

The Strategic Planning Committee is responsible for, among other things:

(1) reviewing acquisition strategies with management and investigating and recommending acquisition candidates;

(2) evaluating the execution and integration of acquisitions;

(3) evaluating potential divestitures and other strategic planning strategies; and

(4) such other matters that are specifically delegated to the Strategic Planning Committee by our Board of Directors from time to time.

Our Board of Directors adopted a written charter for our Strategic Planning Committee, which is available to our stockholders and other interested parties at the Investor Relations tab on our web site at www.prestigebrandsinc.com or is also available in print to any stockholder or other interested party who makes such a request to the Company's Secretary. The Strategic Planning Committee met 5 times during 2007.

PROPOSAL NO. 2 – RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who has the Audit Committee selected as our independent accounting firm for 2008?

The Audit Committee has reappointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the Company's financial statements for 2008. In making the decision to reappoint the independent registered public accounting firm, the Audit Committee has considered whether the provision of the non-audit services rendered by PricewaterhouseCoopers LLP is incompatible with maintaining that firm's independence.

Is stockholder approval required for the appointment of an independent accounting firm for 2008?

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by applicable legal requirements. However, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the appointment will be reconsidered by the Audit Committee and the Board of Directors. However, the Audit Committee and the Board of Directors may, in their discretion, still direct the appointment of PricewaterhouseCoopers LLP.

Will representatives of PricewaterhouseCoopers LLP attend the Annual Meeting?

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting of Stockholders, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Principal Accountant Fees and Services

What fees were paid to our independent accounting firm in 2007 and 2006?

For 2007 and 2006, the following fees were billed by PricewaterhouseCoopers LLP to the Company for the indicated services:

	2007	2006
Audit Fees	$699,000	$826,000
Audit-Related Fees	-	-
Tax Fees	255,219	293,624
All Other Fees	94,500	99,850
Total Independent Accountant's Fees	1,048,719	$1,219,474

Audit Fees. Consisted of fees billed for professional services rendered for (i) the audit of our consolidated financial statements and internal control over financial reporting; (ii) the review of the interim consolidated financial statements included in quarterly reports; (iii) the restatement of prior period financial statements; and (iv) the services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Consist of fees billed for services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services would include employee benefit plan audits and attest services that were not required by statute or regulation.

Tax Fees. Consisted of fees billed for professional services for tax compliance, tax advice and tax planning. These services included assistance regarding federal, state and international tax compliance, customs and duties and tax planning.

All Other Fees. Consisted of fees for products and services other than the services reported above. In 2006, these services included due diligence services in connection with the acquisition of Dental Concepts LLC. In 2007, these services included due diligence services in connection with an abandoned acquisition.

Has the Audit Committee determined PricewaterhouseCoopers LLP's independence from the Company?

The Audit Committee has considered the non-audit services provided by PricewaterhouseCoopers LLP and determined that the provision of such services had no effect on PricewaterhouseCoopers LLP's independence from the Company.

How does the Audit Committee pre-approve services provided by the independent accounting firm?

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. Since January 2006, all audit and non-audit services were approved in accordance with the Audit Committee's pre-approval policies.

How many votes are needed to ratify the appointment of our independent accounting firm for 2008?

Approval of the proposal to ratify the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the shares present and entitled to vote at the Annual Meeting of Stockholders (assuming a quorum of a majority of the outstanding shares of common stock is present).

What does the Board of Directors recommend?

THE BOARD RECOMMENDS A VOTE FOR THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 20, 2007 by: (1) each of the executive officers named in the Summary Compensation Table; (2) each of our directors; (3) all directors and executive officers as a group; and (4) each person or entity known to us to be the beneficial owner of more than five percent of our outstanding shares of common stock. Except as otherwise noted below, all information with respect to beneficial ownership of a director and executive officer named in the Summary Compensation Table has been furnished to us by the respective director and executive officer. All information with respect to beneficial ownership of a five percent beneficial owner of our common stock was obtained from such beneficial owner's Schedule 13G filed with the SEC. Unless otherwise indicated, (i) each person or entity named below has sole voting and investment power with respect to the number of shares set forth opposite his or its name; and (ii) the address of each person named in the table below is c/o Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533.

	Shares Beneficially Owned	
Name of Beneficial Owner	**Number (1)**	**Percentage (2)**
5% Stockholders:		
GTCR Funds (3)	14,973,785	29.9%
FMR Corp. (4)	4,171,489	8.3%
Directors and Named Executive Officers:		
Mark Pettie	7,600	*
Peter C. Mann	631,557	1.3%
Frank Palantoni (5)	2,390	*
Peter J. Anderson (6)	284,076	*
Gerard F. Butler (7)	216,948	*
Charles N. Jolly	2,700	*
Eric M. Millar (8)	53,519	*
John Parkinson	4,000	*
L. Dick Buell (9)	8,871	*
John E. Byom (10)	4,768	*
Gary E. Costley (11)	8,871	*
David A. Donnini (12)	14,973,785	29.9%
Ronald Gordon (13)	18,871	*
Vincent J. Hemmer (12)	14,973,785	29.9%
Patrick Lonergan (14)	10,071	*
Raymond P. Silcock (15)	4,768	*
All directors and executive officers as a group (16 persons)	16,227,924	32.4%

* Denotes less than one percent.

(1) As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (a) the power to vote, or direct the voting of, such security; or (b) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of June 20, 2007. Any security not within the foregoing classifications have been excluded from this table.

(2) Percent is based on 50,005,289 shares of our common stock outstanding as of June 20, 2007.

(3) Amounts shown reflect the aggregate interests held by GTCR Fund VIII, L.P. ("Fund VIII"), GTCR Fund VIII/B, L.P. ("Fund VIII/B"), GTCR Co-Invest II, L.P. ("Co-Invest II") and GTCR Capital Partners, L.P. ("Capital Partners") (collectively, the "GTCR Funds"). The address of each entity comprising the GTCR Funds is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606. The shares of common stock reported herein may be deemed to be beneficially owned indirectly by certain affiliates of the GTCR Funds. Each affiliate that may be deemed to beneficially own indirectly shares of common stock disclaims

beneficial ownership of any such shares in which it does not have a pecuniary interest. The information disclosed herein was obtained from the Schedule 13G/A filed with the SEC by the GTCR Funds and certain other affiliates on February 12, 2007.

(4) The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109. The information disclosed herein was obtained from Amendment No. 2 to Schedule 13G filed with the SEC by FMR Corp. on February 14, 2007.

(5) Mr. Palantoni concluded his duties as Chief Executive Officer and President on June 23, 2006. As Mr. Palantoni is no longer affiliated with the Company, the number of shares included herein is based on the most current information in the Company's possession.

(6) Includes 8,457 shares of our restricted common stock that vest during the period from June 21, 2007 through August 19, 2007.

(7) Includes 8,070 shares of our restricted common stock that vest during the period from June 21, 2007 through August 19, 2007.

(8) Includes 1,962 shares of our restricted common stock that vest during the period from June 21, 2007 through August 19, 2007.

(9) Includes 2,222 shares of our restricted common stock that vest on July 29, 2007 and 2,649 shares of our restricted common stock that vest on August 15, 2007.

(10) Includes 2,649 shares of our restricted common stock that vest on August 15, 2007.

(11) Includes 2,222 shares of our restricted common stock that vest on July 29, 2007 and 2,649 shares of our restricted common stock that vest on August 15, 2007.

(12) Represents shares held by the GTCR Funds as described in note (3) above. Messrs. Donnini and Hemmer are each principals and/or members of GTCR Golder Rauner, L.L.C. ("GTCR") and GTCR Golder Rauner II, L.L.C. ("GTCR II"). GTCR is the general partner of GTCR Partners VI, L.P., the general partner of GTCR Mezzanine Partners, L.P., the general partner of Capital Partners. GTCR II is the general partner of GTCR Partners VIII, L.P. ("Partners VIII") and Co-Invest II. Partners VIII is the general partner of Fund VIII and Fund VIII/B. Accordingly Messrs. Donnini and Hemmer may be deemed to beneficially own the shares owned by the GTCR Funds. Each of Messrs. Donnini and Hemmer disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of each of Messrs. Donnini and Hemmer is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(13) Includes 2,222 shares of our restricted common stock that vest on July 29, 2007 and 2,649 shares of our restricted common stock that vest on August 15, 2007.

(14) Includes 2,222 shares of our restricted common stock that vest on July 29, 2007 and 2,649 shares of our restricted common stock that vest on August 15, 2007.

(15) Includes 2,649 shares of our restricted common stock that vest on August 15, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth certain information regarding our 2005 Incentive Plan as of March 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	301,553 (1)	$10.98	4,669,321
Equity compensation plans not approved by security holders	-	-	-
Total	301,553	$10.98	4,669,321

(1) Consists of shares of non-vested restricted common stock and performance shares.

As we have recently made additional grants of restricted common stock and stock options under the 2005 Incentive Plan, we have decided to supplement the table above with more recent information. The following table sets forth certain information regarding our 2005 Incentive Plan as of June 20, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	820,675 (1)	$12.03	4,150,199
Equity compensation plans not approved by security holders	-	-	-
Total	820,675	$12.03	4,150,199

(1) Consists of shares of non-vested restricted common stock, performance shares and stock options.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis has been prepared in order to provide a summary of the policies and procedures established by the Company in reviewing and determining compensation for its executive officers. Specifically, the following discussion will outline, among other things, the objectives of executive compensation, the elements of executive compensation, how determinations are made as to specific elements of and total executive compensation, severance and change-in-control payments, and executive officer involvement in setting executive compensation. It is the intent of the Company, through the efforts of the Compensation Committee, to (i) establish executive compensation that is competitive with the compensation offered by similarly-situated companies; (ii) motivate and incentivize management; and (iii) align management's interests with those of the Company's stockholders. As part of the Compensation Committee's efforts to review and structure executive compensation for 2008, the Compensation Committee reviewed tally sheets for executive compensation in 2007, inclusive of equity awards. The tally sheets assisted the Compensation Committee in understanding the levels of executive compensation that have been, and are being, received by the Company's executive officers. The Compensation Committee will continue to review tally sheets for executive officers on an annual basis.

Compensation Policies and Objectives

Pursuant to the terms of the Charter for the Company's Compensation Committee, the Compensation Committee is responsible for setting and administering the policies which govern executive compensation. The general philosophy of our executive compensation program is to attract, motivate and retain talented management while ensuring that our executive officers are compensated in a way that advances the interests of the Company and its stockholders. The Company uses the following types of cash and equity compensation to compensate and reward its executive officers for their performance: base salary, a cash-based annual incentive plan and long-term equity awards comprised of restricted stock, performance shares and stock options. The Compensation Committee believes that the elements of compensation that it selected creates a flexible compensation package that focuses and rewards executives for short and long-term performance while aligning the executive officers with the interests of the Company's stockholders.

Each element of executive compensation described above is determined based on (i) the executive's level of responsibility and function within the Company; (ii) the executive's performance within the Company; (iii) the overall performance and profitability of the Company; and (iv) executive compensation offered to similarly-situated executives at peer companies. Through a combination of salary and performance-based awards, the Compensation Committee desires to provide attractive and competitive compensation to the executive officers, a substantial portion of which is contingent upon the Company's performance. To assist the Compensation Committee with establishing executive compensation for 2008, the Compensation Committee retained Mercer Human Resource Consulting, an independent compensation consultant, to provide competitive market data, establish a peer group of companies and provide guidance as to compensation levels for all aspects of executive compensation. The group of peer companies identified by Mercer Human Resource Consulting, and approved by the Compensation Committee, is comprised of the following publicly-traded companies: (i) Adams Respiratory Therapeutics Inc.; (ii) Alpharma Inc.; (iii) Bradley Pharmaceuticals, Inc.; (iv) Chattem Inc.; (v) Elizabeth Arden, Inc.; (vi) Hain Celestial Group, Inc.; (vii) Helen of Troy Limited; (viii) Inter Parfums, Inc.; (ix) Lifetime Brands, Inc.; (x) Maidenform Brands, Inc.; (xi) Playtex Products, Inc.; and (xii) WD-40 Company.

Overview of Executive Compensation Components

Our executive compensation program consists of three key elements: (i) base salary; (ii) an annual cash incentive plan; and (iii) a long-term equity incentive plan. The following table provides further details regarding the elements of executive compensation.

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element
Base Salary	Skills, experience, competence, performance, responsibility, leadership and contribution to the Company	Provide fixed compensation for daily responsibilities
Annual Cash Incentive Plan	Efforts to achieve annual target revenue growth and profitability	Focuses attention on meeting annual performance targets and short-term success of the Company Provides additional cash compensation and incentives based on the Company's annual performance
Long-Term Incentives	Restricted Stock Efforts to achieve long-term revenue growth and profitability over the three-year vesting period	Focuses attention on meeting long-term performance targets and long-term success of the Company
	Continued employment with the Company during the vesting period	Management retention in a competitive marketplace
	Performance Shares Ability to increase and maintain stock price	Focus efforts on long-term stock price performance
	Continued employment with the Company during the three-year vesting period	Management retention in a competitive marketplace
	Stock Options Ability to increase and maintain stock price	Focus efforts on long-term stock price performance
	Continued employment with the Company during the three-year vesting period	Management retention in a competitive marketplace

By structuring executive compensation with the elements described above, and after considering executive compensation offered by our peer group, we believe we can provide attractive compensation to our executive officers which motivates and rewards them for meeting short and long-term performance targets that will result in increased stockholder value. Our executive compensation includes a substantial amount of performance-based, or at-risk, compensation. The Compensation Committee believes that the use of performance-based compensation allows the Company to tailor the compensation paid to the executive officers to the Company's performance and maintain a compensation system that significantly affects executive compensation in the event the Company does not meet the pre-determined performance goals. Furthermore, by utilizing threshold targets as a part of executive compensation, in the event the Company does not meet such targets, incentive compensation is entirely at-risk and will not be paid to the executive officers. By motivating and incentivizing the executive officers with regard to the

Company's short and long-term goals, the Compensation Committee believes that the interest of the executive officers and the Company's stockholders are properly aligned.

Determination of Amounts of Executive Compensation

In structuring executive compensation, the Compensation Committee has offered compensation packages targeted at the fiftieth percentile (50%) of total executive compensation offered to similarly-situated executive officers at the Company's peer group. In establishing the specific components of executive compensation for 2008, the Compensation Committee has based such decisions on the market data and recommendations based on such data provided to it by Mercer Human Resource Consulting as well as the strategic planning by the Compensation Committee and the Board of Directors.

Base Salary. Base salary for our executive officers is determined based on the scope of work, skills, experience, responsibilities, performance and seniority of the executive, peer group salaries for similarly-situated positions and the recommendation of the Chief Executive Officer (except in the case of his own compensation). Base salary increases for our executive officers who received increases for 2008 averaged 4.9% from the executive base salaries in effect during 2007. Since Mr. Pettie joined the Company in January 2007, he did not receive a salary increase for 2008. Except where an existing agreement establishes an executive's salary, the Compensation Committee reviews executive officers' salaries annually at the end of the fiscal year and establishes the base salaries for the upcoming fiscal year. The Company views base salary as a fixed component of executive compensation that compensates the executive officer for the daily responsibilities assumed in keeping the Company operating throughout the year.

Annual Cash Incentive Plan. As part of our executive compensation, we have established an annual cash incentive plan which provides our executive officers with the ability to receive additional cash compensation based on a percentage of base salary and the Company's performance. In order to be eligible to receive incentive cash compensation, the executive must be employed with the Company at the end of the Company's fiscal year and the Company must meet certain pre-determined targets for net sales and earnings per share on an annual basis. Under the annual cash incentive plan, depending on the Company's performance as measured against the net sales and earnings per share targets, an executive officer may receive no additional cash compensation, a threshold amount, a target amount or the maximum amount. The performance matrix established for 2007 had a threshold payment equal to 60% of target bonus, a target amount equal to 100% of target bonus and a maximum payment equal to 200% of target bonus. For information regarding the annual cash incentive plan awards for 2007, please see the executive compensation tables beginning on page 27 of this Proxy Statement. For the 2008 cash incentive plan, we have developed a performance matrix where the threshold payout is 50% of target bonus, the target amount is 100% of the target bonus and the maximum payout is 200% of target bonus. Unlike the 2006 and 2007 cash incentive plans, under the 2008 cash incentive plan the Compensation Committee is entitled to exercise its discretion to increase the size of the cash payment ultimately made based on the executive officer's individual performance within the Company. Furthermore, the performance goals established under the 2008 cash incentive plan are exclusive of any acquisitions or divestitures that the Company may make during such time period. As a result, in the event the Company consummates an acquisition or a divestiture in 2008, the Compensation Committee has the discretion to modify the performance goals after considering the effect of such acquisition or divestiture on the expected financial performance of the Company. The Company views the annual cash incentive plan as a performance-based component of executive compensation that motivates and incentivizes the executive officers for achieving the short-term goals of the Company and its stockholders.

Equity Awards. Executive officers of the Company are eligible to receive equity awards under our 2005 Incentive Plan. Awards under the 2005 Incentive Plan help relate a significant portion of an employee's long-term remuneration directly to stock price appreciation realized by all of our stockholders and aligns an executive officer's interests with that of our stockholders. Under the existing grants made pursuant to the 2005 Incentive Plan, our executive officers have received restricted common stock, performance shares and stock options.

Except for the grant of restricted common stock awarded to Mr. Pettie in April 2007, the awards of restricted common stock given to our executive officers vest based on the Company's achieving the performance targets for net sales and earnings per share at the end of a three-year performance period. Under the terms of the awards, depending on the Company's performance as measured against the performance goals, our executive officers may receive no shares of common stock, a threshold amount, a target amount or the maximum amount. The performance matrixes established for 2006 and 2007 had a threshold payout equal to 50% of the shares granted, a target payout equal to 100% of the shares granted and a maximum payout equal to 100% of the shares granted. As the initial grants under the 2005 Incentive Plan were made in October 2005, May 2006 and May 2007 and less than three years have elapsed since such grants, the performance period for such grants have not elapsed and therefore none of the shares of restricted stock comprising such grants are eligible for vesting until September 30, 2008 at the earliest. For 2008, we have developed a performance matrix where the threshold payout is 80%, target payout is 100% and the maximum payout is 150% of the number of shares awarded. With regard to Mr. Pettie, 94,380 shares of restricted common stock awarded to him in April 2007 pursuant to his employment agreement vest on April 1, 2010 regardless of the Company's performance.

The performance goals established for the grants of equity awards in 2007 and 2008 under the 2005 Incentive Plan are exclusive of any acquisitions or divestitures that the Company may make during such time period. As a result, in the event the Company consummates an acquisition or a divestiture during the performance periods, the Compensation Committee has the discretion to modify the performance goals after considering the effect of such acquisition or divestiture on the expected financial performance of the Company. The performance goals established for the grants of equity awards in 2006 under the 2005 Incentive Plan are inclusive of any acquisitions that the Company may make during the performance period. As a result, the Compensation Committee does not have the discretion to modify the performance goals for the 2006 restricted stock awards and any incremental financial performance from an acquisition is used to calculate whether such awards will vest.

In addition to the awards of shares of restricted common stock, on July 1, 2006, certain of our executive officers (including Messrs. Anderson, Butler, Jolly and Parkinson) also received a fixed number of performance shares. The initial price for the performance shares was set at $9.97, the closing price for the Company's common stock on the NYSE on June 30, 2006, the day immediately preceding the grant date for the performance shares. The term of the performance share is from July 1, 2006 through March 31, 2009. In order to be eligible for the receipt of the appreciation, if any, on the Company's shares of common stock, the executive officer must be employed by the Company on March 31, 2009. Promptly after March 31, 2009, the Company shall calculate the appreciation, if any, on March 31, 2009 of the performance shares in excess of the initial price for the performance shares and pay the amount of such appreciation to the executive officer in cash, stock, other Company securities or a combination thereof. With regard to Mr. Butler, pursuant to the term of his retirement agreement with the Company, Mr. Butler's performance shares will vest and be calculable on March 31, 2008 with regard to the appreciation, if any, on the Company's common stock.

On May 25, 2007, our executive officers also received grants of stock options for a specified number of shares. The stock option grants have an exercise price equal to $12.86, the closing price of the Company's common stock on the NYSE on May 25, 2007, the date of grant. The stock options vest in three equal annual installments commencing on May 25, 2008. The term of the stock options is ten years from the date of grant.

The Company views the above-mentioned equity awards as performance-based components of executive compensation that motivates and incentivizes the executive officers for achieving the long-term performance goals (including stock price appreciation) of the Company and its stockholders. In addition, under the 2005 Incentive Plan, the restricted stock, performance shares and stock options awarded to the executive officers are subject to acceleration under certain circumstances. With regard to change-in-control payments, the Compensation Committee believes that the additional compensation that an executive officer would be entitled to receive in connection with a change-in-control of the Company is in the best interests of the Company as such additional compensation is necessary to retain executive officers (who would be instrumental in effectuating such change-in-control transaction) in the Company's employ while a change-in-control transaction is being contemplated, negotiated and consummated. Notwithstanding the terms of the 2005 Incentive Plan, certain of our executive officers have employment agreements or other arrangements which entitle them to certain benefits in the event of a change-in-control of the Company. For more information regarding severance and change-in-control benefits, please see the section titled "Severance and Change-in-Control Payments" below.

The Compensation Committee believes equity-based incentive compensation aligns executive and stockholder interests because (i) the use of a multi-year vesting schedule for equity awards encourages executive retention and emphasizes the attainment of long-term performance goals; (ii) paying a significant portion of executive compensation with performance-based, or at-risk, compensation motivates and incentivizes the executive officers to meet the long-term performance goals set by the Compensation Committee; and (iii) the executive officers will hold significant amounts of equity in the Company and will be motivated to increase stockholder value over the long-term. The Compensation Committee determined executive equity awards based on the market data provided by Mercer Human Resource Consulting, the recommendations of Mercer Human Resource Consulting and discussions by the Compensation Committee and the Board of Directors, with and without the participation of senior management.

Determination of When Equity Awards Are Made

Except for the initial grant of equity awards under the 2005 Incentive Plan that were made in October 2005, the Company typically grants equity awards as soon as practicable after the beginning of a fiscal year. In the past, the equity awards have been comprised of restricted common stock, performance shares and stock options. The equity awards are granted after the Chief Executive Officer has presented a proposed structure and level of awards and the Compensation Committee has fully reviewed all aspects of the awards, including, without limitation, the value of the awards and the vesting period and payout factors. The Company does not have any policy of coordinating the timing of equity award grants with the release of material non-public information.

Factors Considered in Decisions to Modify Compensation Materially

From time to time and at least annually in connection with our fiscal year end, the Compensation Committee will review market data, individual performance and retention needs in making decisions to adjust compensation materially. We do not have any set formula for determining the amount of each compensation element as a percentage in our executive officers' compensation packages. We consider the competitive landscape for talent in our industry and geography and base our compensation decisions on how we want to position ourselves in the marketplace for talent.

Adjustments or Recoveries for Performance-based Awards

If the Compensation Committee and the Board of Directors determines that an executive officer has engaged in fraudulent or intentional misconduct with regard to the reporting of the Company's performance, the Compensation Committee and the Board of Directors will immediately take corrective action with regard to such misconduct, including without limitation, disciplinary procedures culminating in termination should the Compensation Committee and the Board of Directors so determine. In addition, regardless of whether the financial statements need to be restated by the Company, the Compensation Committee and the Board of Directors will pursue disgorgement of the incentive compensation that was not actually earned by the executive officer if actual performance was used to calculate the compensation earned.

Severance and Change-in-Control Payments

Certain of the Company's executive officers have executed employment agreements with the Company that provide for severance benefits in the event their employment with the Company is terminated under specific circumstances. In addition, the Company's 2005 Incentive Plan provides certain benefits to the recipients of equity awards under certain circumstances. The Compensation Committee has also approved the accelerated vesting of the non-vested portion of founder shares held by certain executive officers in the event of their death or disability. Furthermore, the non-vested portion of founder shares held by certain executive officers vest automatically pursuant to their terms in connection with a change-in-control of the Company. Any severance and change-in-control benefits accruing to an executive officer will be paid in accordance with any applicable employment agreement, the 2005 Incentive Plan, approval of the Compensation Committee and applicable law. For additional information regarding severance and change-in-control payments that the Company may be obligated to pay to a Named Executive Officer in the future due to the termination of his employment under certain circumstances and/or a change-in-control of the Company, please see the sections titled "Executive Compensation and Other Matters – Potential Payments Upon Termination or Change-in-Control," "Executive Compensation and Other Matters – Employment Agreements" and "Executive Compensation and Other Matters – Additional Vesting Provisions" contained elsewhere in this Proxy Statement.

Pursuant to the terms of the employment agreement between the Company and Mr. Pettie, in the event there is a change-in-control of the Company, the shares of restricted common stock granted to Mr. Pettie will vest upon the consummation of a change-in-control of the Company, even if Mr. Pettie remains employed by the Company after such change-in-control. Except for the shares of restricted common stock granted to Mr. Pettie and the performance and founder shares owned by certain executive officers, none of our executive officers have a single trigger for change-in-control benefits (including cash compensation) upon the consummation of a change-in-control of the Company. Under the terms of the 2005 Incentive Plan, the restricted common stock and stock options granted to the recipients of such grants vest upon a change-in-control and subsequent termination of employment by the Company other than for cause within one year after such change-in-control. The Compensation Committee has the discretion to make future restricted common stock and stock option grants under the 2005 Incentive Plan which vest automatically upon a change-in-control of the Company, even if the grantee remains employed by the Company after such change-in-control.

With regard to the performance shares granted to certain of the Company's executive officers, upon the occurrence of a change-in-control of the Company, under the 2005 Incentive Plan, a grantee shall be paid no less than the portion of the performance award that such grantee would have been paid if the performance cycle had terminated as of the date of the change-in-control.

The Company has agreed to make change-in-control payments to the executive officers in order to retain them during any period in which the Company contemplates, negotiates and is in the process of consummating a change-in-control of the Company. The participation of the executive officers in a change-in-control transaction would be critical to quickly and efficiently consummating a change-in-control transaction and such change-in-control payments would maintain the executive officers' focus and attention to the transaction. Except with regard to the restricted common stock granted to Mr. Pettie and the performance and founder shares owned by certain executive officers, each of which vest automatically in connection with a change-in-control transaction, any other change-in-control payment and/or benefit to be paid to the executive officers is conditioned on the termination of such executive officer in connection with a change-in-control transaction. By requiring termination as a condition to the payment of a significant amount of severance in connection with a change in control transaction, the Company has afforded protection to its executive officers while also potentially maximizing stockholder value in a change-in-control transaction. The Company agreed to the accelerated vesting of Mr. Pettie's equity awards under the 2005 Incentive Plan without requiring termination as the Company believes such a provision is customarily utilized by companies similarly-situated to the Company with their Chief Executive Officers.

Impact of the Accounting and Tax Treatments of Compensation

The accounting and tax treatment of executive compensation generally has not been a factor in the Compensation Committee's decisions regarding the amounts of compensation paid to the Company's executive officers. In addition, due to the adoption of FAS 123R, we do not expect accounting treatment of differing forms of equity awards to vary significantly and, therefore, accounting treatment is not expected to have a material effect on the Compensation Committee's future selection of differing types of equity awards.

Section 162(m) of the IRC imposes a $1 million limit on the amount a public company may deduct for compensation paid to its Chief Executive Officer or any of the company's four other most highly compensated executive officers who are employed by the Company as of the end of the fiscal year. However, Section 162(m) does not apply to compensation that satisfies the requirements of Section 162(m) for "qualifying performance-based" compensation. The Compensation Committee desires to maximize deductibility of compensation under Section 162(m) of the IRC to the extent practicable while maintaining a competitive, performance-based compensation program. However, the Compensation Committee also believes that it must reserve the right to award compensation which it deems to be in our best interest and our stockholders, but which may not be tax deductible under Section 162(m) of the IRC.

Role of Executive Officers in Determining Compensation

Mr. Pettie, our Chairman of the Board and Chief Executive Officer, with the assistance of certain members of senior management, participates in discussions with, and makes recommendations to, the Compensation Committee regarding the setting of base salaries and cash and equity incentive plan targets and payouts for the executive officers other than himself. For executive compensation awarded in 2008, Mr. Pettie was assisted by certain members of senior management and Mercer Human Resource Consulting in reviewing the competitive landscape for executive talent and structuring the types and levels of executive compensation for review by the Compensation Committee. The Compensation Committee and the Board of Directors are responsible for establishing Mr. Pettie's compensation package. The Compensation Committee and the Board of Directors consulted with Mercer Human Resource Consulting in determining the executive compensation to be awarded to Mr. Pettie in 2008. As Mr. Pettie joined the Company near the end of 2007, Mr. Pettie's base salary and equity award for 2008 was set forth in his employment agreement. Mr. Pettie's base salary did not increase with the commencement of 2008, but he did receive a restricted common stock grant in the amount of $1.125 million that vests entirely on April 1, 2010. Mr. Pettie's bonus for his service in 2007 was $62,877 and was paid in May 2007 concurrently with the payments under the annual cash incentive plan paid to the eligible employees of the Company under such plan. Under the terms of Mr. Pettie's employment agreement, Mr. Pettie is also entitled to a retention payment on each of April 1, 2007 and 2008 in the amount of $75,000 so long as he is still employed by the Company on such dates. In addition, the Company reimbursed Mr. Pettie in the amount of $15,000 for his legal fees incurred in connection with the negotiation and execution of his employment agreement with the Company.

COMPENSATION COMMITTEE REPORT

This Compensation Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and discussions of the Compensation Discussion and Analysis with Management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for 2007.

MEMBERS OF THE COMPENSATION COMMITTEE

Patrick Lonergan (Chairman)
L. Dick Buell
John E. Byom
Gary E. Costley

EXECUTIVE COMPENSATION AND OTHER MATTERS

Who are our Executive Officers?

Our executive officers are as follows:

Name	Age	Position
Mark Pettie	50	Chairman of the Board and Chief Executive Officer
Peter J. Anderson	52	Chief Financial Officer
Jean A. Boyko, Ph.D.	51	Senior Vice President, Science and Technology
Charles N. Jolly	64	General Counsel and Secretary
James E. Kelly	49	Senior Vice President – Marketing
Eric M. Millar	63	Senior Vice President – Operations
John Parkinson	54	Senior Vice President - International
Charles Schrank	57	Senior Vice President – Marketing

What are the backgrounds of our executive officers?

Biographical information for Mr. Pettie is set forth above under "Proposal No. 1 – Election of Directors."

***Peter J. Anderson**, Chief Financial Officer*, has served as Chief Financial Officer of the Company since its incorporation in June 2004 and previously served as Chief Financial Officer of Medtech since joining in April 2001. Prior to joining Medtech, Mr. Anderson served as the Chief Financial Officer for Block Drug Company, Inc. from April 1999 to March 2001. From 1996 to 1999, Mr. Anderson served as the Chief Financial Officer of the Coach and Aris/Isotoner Divisions of the Sara Lee Corporation. From 1994 to 1996, Mr. Anderson served as the Chief Financial Officer of Lancaster Group USA, a division of Benckiser. Other prior positions include Vice President of Finance of the International Division at Sterling Winthrop Inc. and Vice President of Finance at Sterling Health-USA. Mr. Anderson received his B.A. and M.B.A. from Fairleigh Dickinson University and is a certified public accountant.

***Jean A. Boyko, Ph.D.**, Senior Vice President – Science and Technology*, has served as Senior Vice President – Science and Technology of the Company since May 2007 and previously served as Senior Vice President - Quality Assurance and Regulatory Affairs of the Company since August 2006. From 2001 to 2005, Dr. Boyko was employed by Purdue Pharma as an Executive Director for Manufacturing Quality from 2003 to 2005 and Research QA from 2001 to 2003. From 1980 to 2001, Dr. Boyko was employed by Block Drug Company, Inc. where she held positions of increasing responsibility through Vice President, Quality Services. Dr. Boyko was also previously employed by Schering Plough Research Institute and Hoechst Roussel Pharmaceutical Inc. Dr. Boyko received a B.A., M.S. and Ph.D. from Rutgers University.

***Charles N. Jolly**, General Counsel and Secretary*, has served as General Counsel and Secretary since August 2005. Prior to joining the Company, Mr. Jolly was Of Counsel in the law firm Baker, Donelson, Bearman, Caldwell and Berkowitz, PC from January 1998 to August 2005. Mr. Jolly also served as Vice President and General Counsel of Chattem, Inc. from January 1977 to January 1994. Mr. Jolly has also served in the legal departments of Miles Laboratories, Inc. and Swift & Company. Mr. Jolly received a B.A. from Holy Cross College and a J.D. from George Washington University. Mr. Jolly is licensed to practice law in the District of Columbia and Tennessee.

***James E. Kelly**, Senior Vice President – Marketing*, has served as Senior Vice President – Marketing since April 2007. Prior to joining the Company, Mr. Kelly had been actively providing consulting services to various consumer products companies since 2006. From 2001 to 2005, Mr. Kelly served as Senior Vice President, Marketing and Sales, North America for Combe, Incorporated where his responsibility included, among other things, strategy for North American product management, market research, media planning and buying, and sales and advertising. From 1999 to 2001, Mr. Kelly was a principal of Business Development Resources Consulting, Inc. through which he provided marketing/new business development consulting services to the consumer packaged goods industry. From 1995 to 1998, Mr. Kelly served as Vice President and Group Marketing Director, Men's Hair Care, U.S. Operation, for Combe Incorporated. From 1982 to 1995, Mr. Kelly held positions of increasing responsibility at Warner Lambert Company where he was Vice President/Business Director, OTC Products, from

1992 to 1995. Mr. Kelly received a B.A. from Rutgers University and a M.B.A. from Rutgers Graduate School of Management.

Eric M. Millar, *Senior Vice President – Operations*, has served as Senior Vice President – Operations of the Company since its incorporation in June 2004. Mr. Millar was employed by The Spic and Span Company, one of the Company's subsidiaries, from December 2001 through June 2004. From January 2000 to November 2001, Mr. Millar was the owner and director of Point Management Services, a business consultancy based in the United Kingdom, and carried out manufacturing and logistics assignments for both UK and USA based companies.

John Parkinson, *Senior Vice President – International*, has served as Senior Vice President – International of the Company since March 2005. From September 1999 to February 2005, Mr. Parkinson was employed by ConAgra Foods where he was the Business Director, Asia Pacific, from February 2002 to February 2005 and Business Director, Asia Pacific, Grocery Division, from September 1999 to February 2002. From January 1998 to September 1999, Mr. Parkinson served as a consultant to the Tait Group where he assisted senior management with new business development projects. From November 1984 to January 1998, Mr. Parkinson held positions of increasing responsibility at the Tait Group where he was a Managing Director for Tait Asia Ltd. from January 1993 to January 1998 and a General Manager for Tait Taiwan from November 1984 to January 1993. Mr. Parkinson was also previously employed by Harrisons + Smurthwaite Ltd., Boyd Briggs + Co. Ltd. and Monsanto Ltd. Mr. Parkinson received a B.A. from the University of Leeds in the United Kingdom.

Charles Schrank, *Senior Vice President – Marketing*, has served as Senior Vice President – Marketing of the Company since its incorporation in June 2004 and previously served as a Senior Vice President – Marketing of Medtech since joining Medtech in January 2001. Prior to joining Medtech, Mr. Schrank served as Vice President of Marketing for Block Drug Company, Inc. from August 1994 to January 2001. Prior to that time, Mr. Schrank held various marketing positions of increasing responsibility after joining Block Drug Company in 1978.

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2007 SUMMARY COMPENSATION TABLE

The following table includes information regarding the compensation paid or awarded to the individuals listed below (each a "Named Executive Officer," and collectively, the "Named Executive Officers") during 2007. We have no pension or deferred compensation plans and, therefore, have omitted the column regarding compensation under such plans.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus (1) ($)	Stock Awards (2) ($)	Option Awards (3) ($)	Non-Equity Incentive Plan Compensation (4) ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)	(j)
Mark Pettie Chairman of the Board and Chief Executive Officer	2007	84,115	62,877 (5)	-	-	-	15,000 (6)	162,015
Peter C. Mann Chairman of the Board, Acting Chief Executive Officer and President	2007	349,624	-	-	-	249,200	109,898 (7)	708,722
Frank Palantoni Chief Executive Officer and President	2007	113,760	-	-	-	-	581,600 (8)	695,360
Peter J. Anderson Chief Financial Officer	2007	309,000	-	20,394	2,291	176,200	40,172 (9)	548,057
Charles N. Jolly General Counsel and Secretary	2007	300,000	75,000 (10)	193,333	6,737	128,300	6,600 (11)	709,970
John Parkinson Senior Vice President - International	2007	200,000	-	105,000	3,369	85,500	6,000 (12)	399,869
Eric M. Millar Senior Vice President – Operations	2007	213,000	-	-	-	91,100	15,254 (13)	319,354
Gerard F. Butler Chief Sales Officer	2007	255,515	-	11,800 (14)	1,326 (15)	100,900	15,850 (16)	385,391

(1) Except as otherwise noted, bonus payments are accrued for the fiscal year in which earned but are paid promptly after completion of the audit for such fiscal year.

(2) The fair value of non-vested restricted common stock is determined as the closing price of the Company's common stock on the day preceding the grant date. Such amounts are amortized on a straight-line basis over the vesting period and recorded as compensation costs in the statement of operations.

(3) The fair value of each performance share award was estimated on the date of grant using the Black-Scholes Option Pricing Model ("Black-Scholes Model") and certain assumptions about expected volatility of the Company's common stock, the expected term of the performance shares and risk-free interest rates. For additional information regarding the assumptions used in the Black-Scholes Model, please see Note 13 to the financial statements contained in our Annual Report on Form 10-K for 2007, which is included in the Annual Report to Stockholders accompanying this Proxy Statement.

(4) Non-equity incentive plan awards are accrued for the fiscal year in which earned but are paid promptly after the completion of the audit for such fiscal year.

(5) Represents the amount paid to Mr. Pettie as a bonus pursuant to his employment agreement with the Company.

(6) Represents the amount of legal fees paid by the Company to Mr. Pettie's legal counsel in connection with the negotiation and execution of his employment agreement.

(7) Consists of (i) a $6,600 matching contribution by the Company on Mr. Mann's behalf to the Company's 401(k) plan; and (ii) the aggregate payment by the Company of $103,298 to Mr. Mann's legal counsel in connection with (a) the negotiation and execution of Mr. Mann's Senior Management Agreement dated as of March 21, 2006; and (b) certain litigation pending against the Company, Mr. Mann and certain other defendants. $36,115 of the $39,145 payment to Mr. Mann's legal counsel regarding his Senior Management Agreement that was reported for 2006 in last year's Proxy Statement was actually accrued and paid in 2007. 401(k) plan matching contributions by the Company were earned during the fiscal year and paid into the 401(k) plan promptly after completion of the audit for such fiscal year.

(8) Consists of (i) a $6,600 matching contribution by the Company on Mr. Palantoni's behalf to the Company's 401(k) plan; (ii) severance payments in an aggregate amount equal to $525,000 pursuant to Mr. Palantoni's employment agreement with the Company; and (iii) consulting fees in an aggregate amount equal to $50,000. 401(k) plan matching contributions by the Company were earned during the fiscal year and paid into the 401(k) plan promptly after completion of the audit for such fiscal year.

(9) Consists of (i) a $6,600 matching contribution by the Company on Mr. Anderson's behalf to the Company's 401(k) plan; and (ii) the payment by the Company of $33,572 to Mr. Anderson's legal counsel in connection with certain litigation pending against the Company, Mr. Anderson and certain other defendants. 401(k) plan matching contributions by the Company were earned during the fiscal year and paid into the 401(k) plan promptly after completion of the audit for such fiscal year.

(10) Represents a discretionary bonus paid to Mr. Jolly by the Company in 2007 for his services in 2006.

(11) Represents a $6,600 matching contribution by the Company on Mr. Jolly's behalf to the Company's 401(k) plan. 401(k) plan matching contributions by the Company were earned during the fiscal year and paid into the 401(k) plan promptly after completion of the audit for such fiscal year.

(12) Represents a $6,000 matching contribution by the Company on Mr. Parkinson's behalf to the Company's 401(k) plan. 401(k) plan matching contributions by the Company were earned during the fiscal year and paid into the 401(k) plan promptly after completion of the audit for such fiscal year.

(13) Consists of (i) a $6,390 matching contribution by the Company on Mr. Millar's behalf to the Company's 401(k) plan; and (ii) the payment by the Company of $8,864 to Mr. Millar's legal counsel in connection with the negotiation of Mr. Millar's retirement agreement with the Company which will be executed by the Company and Mr. Millar at a later date. 401(k) plan matching contributions by the Company were earned during the fiscal year and paid into the 401(k) plan promptly after completion of the audit for such fiscal year.

(14) The grant of 4,734 shares of restricted common stock was forfeited by Mr. Butler on January 2, 2007 in connection with his resignation from the Company as Chief Sales Officer.

(15) Mr. Butler's award of 1,184 performance shares awarded on July 1, 2006 shall mature pursuant to the terms of the award; provided, that the valuation of the amount payable, if any, under the award shall be calculated using the closing stock price of the Company's common stock on March 31, 2008, so long as Mr. Butler retires as an employee from the Company on such date.

(16) Consists of (i) a $6,600 matching contribution by the Company on Mr. Butler's behalf to the Company's 401(k) plan; and (ii) the payment by the Company of $9,250 to Mr. Butler's legal counsel in connection with the negotiation and execution of Mr. Butler's retirement agreement with the Company. 401(k) plan matching contributions by the Company were earned during the fiscal year and paid into the 401(k) plan promptly after completion of the audit for such fiscal year.

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GRANTS OF PLAN-BASED AWARDS IN FISCAL 2007

The following Grants of Plan-based Awards table provides additional information regarding non-equity and equity incentive plan awards granted to the Named Executive Officers during 2007. The non-equity incentive plan awards were granted pursuant to the 2007 Management Bonus Plan and the equity incentive plan awards were granted pursuant to the 2005 Incentive Plan. The equity incentive plan awards are comprised of restricted common stock and performance shares. The columns regarding All Other Stock Awards and Stock Options have been omitted since there were no equity awards granted by the Company to the Named Executive Officers in 2007 that were not incentive plan awards.

Name	Grant Date	Board Ap-proval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock And Option Awards
			Thresh-old ($)	Target ($)	Maxi-mum ($)	Thresh - old (#)	Target (#)	Maxi-mum (#)	
(a)	(b)	(b-1)	(c)	(d)	(e)	(f)	(g)	(h)	(l)
Mark Pettie	-	-	-	-	-	-	-	-	-
Peter C. Mann	5/9/06		139,230	331,500	613,270				
Frank Palantoni (1)	5/9/06		134,400	320,000	592,000				
Peter J. Anderson	5/9/06		77,870	185,400	342,990				
	7/1/06 (2)	5/9/06				4,091	8,182	8,182	81,576
	7/1/06 (3)	5/9/06					2,046		7,529
Charles N. Jolly	5/9/06		56,700	135,000	249,750				
	7/1/06 (2)	5/9/06				12,036	24,072	24,072	240,000
	7/1/06 (3)	5/9/06					6,018		22,146
John Parkinson	5/9/06		37,800	90,000	166,500				
	7/1/06 (2)	5/9/06				6,018	12,036	12,036	120,000
	7/1/06 (3)	5/9/06					3,009		11,073
Eric M. Millar	5/9/06		40,250	95,850	177,320				
Gerard F. Butler	5/9/06		44,600	106,200	196,470				
	7/1/06 (2)(4)	5/9/06				2,367	4,734	4,734	47,200
	7/1/06 (3)(5)	5/9/06					1,184		4,357

(1) On June 23, 2006, all of the non-equity incentive plan awards granted to Mr. Palantoni were forfeited by Mr. Palantoni when he concluded his duties as Chief Executive Officer and President of the Company.

(2) Represents the date on which restricted common stock was granted to the Named Executive Officer. The restricted common stock may vest on March 31, 2009, subject to the Company's meeting certain net sales and earnings per share targets.

(3) Represents the date on which performance shares were granted to the Named Executive Officer. The price for the performance shares was set at $9.97, the closing price for the Company's common stock on the NYSE on June 30, 2006, the day immediately preceding the grant date for the performance shares. The Named Executive Officer will be entitled to receive the appreciation, if any, on March 31, 2009 of the performance shares over the initial price and the Company, at the sole discretion of the Board of Directors, will pay the amount of such appreciation in cash, stock, other Company securities or a combination thereof.

(4) On January 2, 2007, the equity incentive plan awards granted to Mr. Butler in the amount of 4,734 shares of restricted common stock were forfeited by Mr. Butler when he resigned from his position as Chief Sales Officer of the Company.

(5) Mr. Butler's award of 1,184 performance shares awarded on July 1, 2006 shall mature pursuant to the terms of the award; provided, that the valuation of the amount payable, if any, under the award shall be calculated using the closing stock price of the Company's common stock on March 31, 2008, so long as Mr. Butler retires as an employee from the Company on such date.

Narrative Disclosure for the Summary Compensation Table and Grants of Plan-based Awards Table

Certain elements of the executive compensation presented in the tables above were expressly included in the executive's employment agreement with the Company and therefore not subject to the discretion of the Compensation Committee. For example, the bonus paid to Mr. Pettie for 2007 and the payment by the Company of Mr. Pettie's legal fees incurred in connection with the negotiation of his employment agreement were governed by express provisions in his employment agreement with the Company. As for Mr. Palantoni, the severance he received in 2007 was paid pursuant to the terms of his employment agreement with the Company. In addition, during 2007, the Company paid the legal fees incurred by each of Messrs. Mann and Anderson in connection with the class action law suit pursuant to the Company's obligation to indemnify them in their capacities as executive officers of the Company. Furthermore, the Company also paid legal fees incurred by each of Messrs. Mann, Butler and Millar in connection with their respective Senior Management Agreements with the Company.

During 2007, the Named Executive Officers other than Mr. Pettie received non-equity and equity incentive plan awards based on their positions within the Company. The non-equity incentive plan awards were established under the Company's 2007 Management Bonus Plan and were paid in cash to the Named Executive Officers since certain net sales and earnings per share targets were attained by the Company in 2007. Pursuant to the terms of the non-equity incentive plan awards, based on the Company's financial performance, the Named Executive Officers may receive no cash payment or a cash payment ranging from a threshold amount to a maximum amount based on the Company's performance and a performance grid approved by the Compensation Committee. The equity incentive plan awards granted to certain of the Named Executive Officers during 2007 were comprised of restricted common stock and performance shares. The restricted common stock vests at the end of a three-year period if certain net sales and earnings per share targets are attained by the Company during such period. Under the terms of the equity incentive plan awards, none of the shares of restricted common stock may vest or a number of shares of the restricted common stock may vest ranging from a threshold amount to a maximum amount based on the Company's performance and a performance grid approved by the Compensation Committee.

In addition to the grant of restricted common stock, certain of the Named Executive Officers received performance shares which have a performance period ending on March 31, 2009. The performance shares are equivalent to stock appreciation rights and the grantees of such performance shares are entitled to the appreciation, if any, on March 31, 2009 in excess of the initial price of the performance shares. The performance shares were priced at $9.97 per share on June 30, 2006, the day immediately preceding the grant date for the performance shares.

The Company has prepared what its believes to be a reasonable budget and forecast for 2008 and is in the process of implementing a long-term strategic plan due to the arrival of new members of the management team. As the Company's long-term strategic plan is being re-evaluated with regard to periods beyond 2008, the Company cannot currently make a determination as to whether the restricted common stock awards are likely to vest as to all or a portion of such awards.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

The following table summarizes the equity awards made to the Named Executive Officers which are outstanding as of March 31, 2007.

	Option Awards					Stock Awards			
Name	Number Of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number Of Securities Underlying Unexercised Unearned Options (1) (#)	Option Exercise Price (2) ($)	Option Expiration Date (3)	Number Of Shares Or Units Of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number Of Unearned Shares, Units or Other Rights That Have Not Vested (4) (#)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested (5) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Mark Pettie	-	-	-	-	-	-	-	-	-
Peter C. Mann	-	-	-	-	-	-	-	-	-
Frank Palantoni	-	-	-	-	-	-	-	-	-
Peter J. Anderson	-	-	2,046	9.97	3/31/09	-	-	4,091 (6)	48,478
Charles N. Jolly	-	-	6,018	9.97	3/31/09	-	-	28,270 (7)	335,000
John Parkinson	-	-	3,009	9.97	3/31/09	-	-	15,150 (8)	179,522
Eric M. Millar	-	-	-	-	-	-	-	-	-
Gerard F. Butler	-	-	1,184	9.97	3/31/09	-	-	-	-

(1) This column discloses the number of performance shares granted by the Company to a Named Executive Officer. The performance shares entitle the recipient to the appreciation, if any, on March 31, 2009 of the common stock price in excess of the initial price for the performance shares.

(2) The initial price for the performance shares granted on July 1, 2006 was $9.97, the closing price for the Company's common stock on the NYSE on June 30, 2006, the day immediately preceding the grant date for the performance shares.

(3) Represents the date on which the performance period for the performance shares expires. Promptly after the expiration date, the Compensation Committee will determination the appreciation, if any, in excess of the initial price for the performance shares.

(4) Represents the number of shares of restricted common stock that have not vested as of March 31, 2007, assuming threshold performance by the Company for each grant of restricted common stock.

(5) Represents the value of non-vested shares of restricted common stock on March 31, 2007 which was calculated using $11.85 per share, the closing price of the Company's common stock on the NYSE on March 31, 2007.

(6) Represents a grant of restricted common stock on July 1, 2006 that may vest on March 31, 2009, subject to certain net sales and earnings per share targets.

(7) Consists of (i) 16,234 shares of restricted common stock that may vest on September 30, 2008, subject to the Company's achieving certain net sales and earnings per share targets; and (ii) 12,036 shares of restricted common stock that may vest on March 31, 2009, subject to the Company's achieving certain net sales and earnings per share targets.

(8) Consists of (i) 9,132 shares of restricted common stock that may vest on September 30, 2008, subject to the Company's achieving certain net sales and earnings per share targets; and (ii) 6,018 shares of restricted common stock that may vest on March 31, 2009, subject to the Company's achieving certain net sales and earnings per share targets.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2007

As there were no stock options in existence during 2007 and none of the stock awards granted to the Named Executive Officers vested in 2007, no tabular disclosure is required.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Our Named Executive Officers are entitled to certain benefits in the event their employment is terminated under specified circumstances. Circumstances which would trigger payments and/or other benefits to certain of our Named Executive Officers include death, disability, termination of employment by the Company without cause, termination by the Named Executive Officer for good reason or a change-in-control of the Company.

In order for a Named Executive Officer to receive the payment and/or benefits to which he is entitled pursuant to any applicable employment agreement, he must execute and deliver to the Company a release in a form satisfactory to the Company. So long as any Named Executive Officer who is receiving payments and/or benefits from the Company has not breached any applicable restrictive covenants (including, without limitation, non-compete, non-solicitation, non-disparagement and/or confidentiality agreements), the Company will continue to make any required payments. In the event a Named Executive Officer breaches any applicable restrictive covenant, the Company will cease making any future payments and providing any other benefits to the Named Executive Officer, and will also consider pursuing all legal and equitable remedies available to the Company under any applicable employment agreement and applicable law.

The following table sets forth payments and benefits that may be received by our Named Executive Officers under any existing employment agreements, equity grant agreements, plans or arrangements, whether written or unwritten, in the event of termination for specified reasons and/or a change-in-control of the Company. Only payments and benefits that a Named Executive Officer may receive that are not also available to other executive officers and salaried employees are disclosed in the table below. The following information has been prepared based on the assumption that the Named Executive Officer was terminated, or a change-in-control of the Company occurred, on March 31, 2007. The closing price for our common stock on March 30, 2007 was $11.85.

Name	Termination By Company Without Cause ($)	Termination By Named Executive Officer With Good Reason ($)	Death ($)	Disability ($)	Change-in-Control ($)
Mark Pettie	1,135,300 (1)	1,135,300 (1)	1,118,400 (2)	1,118,400 (2)	1,880,900 (3)
Peter C. Mann	-	-	-	-	-
Frank Palantoni (4)	192,500	-	-	-	-
Peter J. Anderson	496,900 (5)	496,900 (5)	971,200 (6)	971,200 (6)	1,468,100 (7)(8)
Charles N. Jolly	453,600 (5)	453,600 (5)	3,800 (9)	3,800 (9)	453,600 (7)(10)
John Parkinson	-	-	1,900 (9)	1,900 (9)	1,900 (9)
Eric M. Millar	321,500 (5)	321,500 (5)	237,900 (11)	237,900 (11)	559,500 (7)(11)
Gerard F. Butler (12)	356,000 (13)	356,000 (13)	1,282,700 (14)	1,282,700 (14)	1,282,700 (7)(8)

(1) Consists of (i) installment payments over 12 months (or a lump sum payment with the consent of Mr. Pettie) in an amount equal to base salary and applicable annual bonus; (ii) a lump sum payment equal to one-third of the value of the unvested portion of the restricted common stock granted to Mr. Pettie under the 2005 Incentive Plan; and (iii) certain installment payments made on behalf of Mr. Pettie by the Company for twelve months of life, medical and disability insurance.

(2) Consists of an amount equal to the value of the accelerated vesting of the restricted common stock owned by Mr. Pettie, notwithstanding that Mr. Pettie's restricted common stock grant was awarded in 2008.

(3) Consists of (i) installment payments over 12 months (or a lump sum payment with the consent of Mr. Pettie) in an amount equal to base salary and applicable annual bonus; (ii) an amount equal to the value of the accelerated vesting of the restricted common stock owned by Mr. Pettie, notwithstanding that Mr. Pettie's restricted common stock grant was awarded in 2008; and (iii) certain installment payments made on behalf of Mr. Pettie by the Company for twelve months of life, medical and disability insurance. Except for the restricted common stock which vests automatically upon a change-in-control, the calculation has been made assuming that Mr. Pettie's employment is terminated without cause in connection with the change-in-control.

(4) Amounts payable to Mr. Palantoni are being paid over a three month period pursuant to a separation agreement between the Company and Mr. Palantoni.

(5) Consists of (i) installment payments over 12 months in an amount equal to base salary and applicable annual bonus; and (ii) certain installment payments made on behalf of the Named Executive Officer by the Company for twelve months of life, medical and disability insurance.

(6) Consists of an amount equal to the value of the performance shares and accelerated vesting of the non-vested portion of the founder shares.

(7) Assumes that the Named Executive Officer was terminated without cause in connection with a change-in-control of the Company.

(8) Includes an amount equal to the value of the performance shares and accelerated vesting of the non-vested portion of the founder shares.

(9) Consists of an amount equal to the value of the performance shares.

(10) Includes an amount equal to the value of the performance shares.

(11) Includes an amount equal to the value of the accelerated vesting of the non-vested portion of the founder shares.

(12) Amounts payable to Mr. Butler are being paid pursuant to a separation agreement between the Company and Mr. Butler.

(13) Consists of (i) installment payments over 12 months through March 31, 2008; and (ii) certain installment payments made on behalf of the Named Executive Officer by the Company for twelve months of life, medical and disability insurance .

(14) Consists of (i) a lump sum payment to Mr. Butler or his estate, as applicable, promptly after termination; and (ii) an amount equal to the total value of the performance shares and accelerated vesting of the non-vested portion of the founder shares.

For additional information regarding payments required to be made to a Named Executive Officer pursuant to his employment agreement or any other arrangement with the Company in connection with a termination of employment and/or a change-in-control of the Company, please see the sections titled "Executive Compensation and Other Matters – Employment Agreements" and "Executive Compensation and Other Matters – Additional Vesting Provisions" contained elsewhere in this Proxy Statement.

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DIRECTOR COMPENSATION IN FISCAL 2007

The following table sets forth the cash and equity compensation paid or awarded to our directors during 2007. The columns regarding option awards and non-equity incentive, pension and deferred compensation plans have been omitted as the Company does not provide such elements of compensation to its directors for their services.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards (1) ($) (c)	Total ($) (h)
Mark Pettie	-	-	-
L. Dick Buell (2)	46,801	40,625	87,426
John E. Byom (3)	68,093	35,625	103,718
Gary E. Costley (2)	48,529	40,625	89,154
David A. Donnini	-	-	-
Ronald B. Gordon (2)	66,647	40,625	107,272
Vincent J. Hemmer	-	-	-
Patrick M. Lonergan (2)	70,195	40,625	110,820
Peter C. Mann	-	-	-
Frank Palantoni	-	-	-
Raymond P. Silcock (3)	59,519	35,625	95,144

(1) The FAS 123R grant date fair value for the grant of common stock and restricted common stock is $20,000 and $50,000, respectively.

(2) As of March 31, 2007, the director had 2,222 shares of restricted common stock that vest on July 29, 2007, 2,649 shares of restricted common stock that vest on August 15, 2007 and 2,648 shares of restricted common stock that vest on August 15, 2008.

(3) As of March 31, 2007, the director had 2,649 shares of restricted common stock that vest on August 15, 2007 and 2,648 shares of restricted common stock that vest on August 15, 2008.

Narrative to Director Compensation Table

Except for Mr. Mann, directors who are not our employees or who are not otherwise affiliated with us or our principal stockholder, GTCR, each receive a one-time grant of common stock equal to $20,000 as of the date of the first Annual Meeting of Stockholders held after such director became a member of the Board of Directors. In addition, each independent director and Mr. Mann receive an annual $50,000 grant of restricted common stock with one-half of such grant vesting on each of the first and second anniversary of the grant date. The fair value of all common stock awards is determined by multiplying the number of shares by the closing price of the Company's common stock on the grant date. The value of grants of unrestricted common stock is recorded as compensation costs in the statement of operations while the value of the grants of restricted common stock is amortized on a straight-line basis over the vesting period and recorded as compensation costs in the statement of operations.

On July 29, 2005, each of Messrs. Buell, Costley, Gordon and Lonergan received (i) 1,778 shares of common stock, representing $20,000 divided by $11.25; and (ii) 4,444 shares of restricted common stock, representing $50,000 divided by $11.25. $11.25 was the closing price of our common stock on the NYSE on July 29, 2005. 2,222 shares of the restricted common stock grant vested on July 29, 2006 and 2,222 shares of the restricted common stock grant will vest on July 29, 2007.

On August 15, 2006, each of Messrs. Byom and Silcock received 2,119 shares of common stock, representing $20,000 divided by $9.44. In addition, on August 15, 2006, each of Messrs. Buell, Byom, Costley, Gordon, Lonergan and Silcock received 5,297 shares of restricted common stock, representing $50,000 divided by $9.44. $9.44 was the closing price of our common stock on the NYSE on August 15, 2006. 2,649 shares of the restricted common stock grant will vest on August 15, 2007 and 2,648 shares of the restricted common stock grant will vest on August 15, 2008.

For more information regarding the compensation arrangements we have with our directors, please see "How are our directors compensated?" on page 7 of this Proxy Statement.

Employment Agreements

Mark Pettie

On January 12, 2007, Mr. Pettie entered into an Employment Agreement with the Company (the "Pettie Employment Agreement") effective as of January 19, 2007. Subject to the terms and conditions of the Pettie Employment Agreement, Mr. Pettie shall serve as the Company's Chairman of the Board and Chief Executive Officer through March 31, 2008. Pursuant to the terms of the Pettie Employment Agreement, Mr. Pettie's base salary shall be $425,000 per annum, subject to periodic review by the Board of Directors of the Company, which first such review shall take place during or before April 2008.

During the term of the Pettie Employment Agreement, Mr. Pettie shall be entitled to participate in all incentive, savings and retirement plans, practices, policies and programs applicable generally to senior executive officers of the Company, and on the same basis as such senior executive officers, except as to benefits that are specifically applicable to Mr. Pettie pursuant to the Pettie Employment Agreement. With regard to the Company's annual bonus plan, Mr. Pettie shall be entitled to an annual bonus (including a guaranteed prorated target bonus of no less than $62,877 for the fiscal year ending March 31, 2007 based upon days of service from the effective date through March 31, 2007), the amount of which shall be determined by the Company's Compensation Committee. During the term of the Pettie Employment Agreement, Mr. Pettie's annual target (subject to such performance and other criteria as may be established by the Company's Compensation Committee) bonus shall be no less than 75% of base salary and the maximum bonus shall be no less than 150% of base salary; provided, that any bonus payable for the fiscal year ending March 31, 2008 shall be reduced by any amounts paid to Mr. Pettie as a retention bonus in accordance with the terms of the Pettie Employment Agreement.

Pursuant to the terms of the Pettie Employment Agreement, Mr. Pettie and his eligible dependents shall be eligible for participation in, and shall receive all benefits under, the Company's welfare benefit plans, practices, policies and programs. Mr. Pettie shall also be entitled to receive executive perquisites, fringe and other benefits as are provided to the senior most executives and their families under any of the Company's plans and/or programs and such other benefits as are customarily available to the Company's senior executives. In addition, Mr. Pettie shall also receive, to the extent he continues to be employed by the Company on the relevant dates, a retention bonus in the amount of $75,000 on each of April 1, 2007 and 2008. Furthermore, beginning April 2007, Mr. Pettie shall participate to the same extent as other senior executives in awards under the Company's 2005 Incentive Plan. Mr. Pettie's 2005 Incentive Plan award shall have at the time of grant a value of 150% of Mr. Pettie's total cash compensation during the fiscal year immediately preceding the date of the 2005 Incentive Plan award. In April 2007, the Company shall grant a 2005 Incentive Plan award, consisting of restricted stock, with a value of $1,125,000, subject to the terms and conditions of the 2005 Incentive Plan. Any future 2005 Incentive Plan awards to Mr. Pettie beginning April 1, 2008 shall be determined in accordance with the prevailing practice applicable to senior executives. Upon a change-in-control of the Company, all awards to Mr. Pettie under the 2005 Incentive Plan vest with no requirement that Mr. Pettie's employment with the Company has terminated. In addition to the foregoing, upon receipt of appropriate written documentation, the Company will reimburse Mr. Pettie up to $15,000 for reasonable and customary legal fees and expenses incurred by him with respect to the negotiation and execution of the Pettie Employment Agreement.

The Pettie Employment Agreement may be terminated (i) by the Company for cause, without cause or due to Mr. Pettie's disability; (ii) by Mr. Pettie for good reason or no reason; or (iii) upon the death of Mr. Pettie.

In the event the Company terminates Mr. Pettie's employment for cause, the Company shall have no liability to Mr. Pettie other than his accrued base salary through the date of termination and any other applicable benefits. In the event the Pettie Employment Agreement is terminated due to Mr. Pettie's death or disability, or Mr. Pettie terminates the Pettie Employment Agreement without good reason, the Company shall have no liability to Mr. Pettie other than the payment of Accrued Obligations (as defined in the Pettie Employment Agreement) and any other applicable benefits. With regard to a termination of the Pettie Employment Agreement due to the death or disability of Mr. Pettie, any award granted under the 2005 Incentive Plan shall immediately vest upon Mr. Pettie's death or disability.

In the event Mr. Pettie is terminated by the Company without cause, or Mr. Pettie terminates the Pettie Employment Agreement for good reason, the Company shall pay to Mr. Pettie (i) cash in an aggregate amount equal to the sum of (a) Mr. Pettie's base salary through the date of termination; (b) any accrued expenses and vacation pay; and (c) any deferred compensation, as applicable; (ii) in installments ratably over 12 months in accordance with the Company's normal payroll practices (or in a lump sum with the consent of Mr. Pettie), the aggregate amount equal to the sum of (a) Mr. Pettie's base salary in effect as of the date of termination; and (b) Mr. Pettie's applicable annual bonus; and (iii) cash in the aggregate amount equal to the Prorated Unvested 2005 Incentive Plan Award Value (as defined below) for each 2005 Incentive Plan award; provided, that with respect to clause (iii), such termination occurs prior to March 31, 2010. In addition to the foregoing, Mr. Pettie shall be entitled to participate in the Company's life, medical and disability insurance programs on the same basis as an active employee of the Company for up to 12 months after the date of termination. Thereafter, Mr. Pettie shall be entitled to continuation of benefits pursuant to the provisions of COBRA. "Prorated Unvested 2005 Incentive Plan Award Value" shall equal the product of (i) a fraction, the numerator of which shall be the number 1 if Mr. Pettie has been employed for 12 months or less from the applicable grant date of the 2005 Incentive Plan award in question (the "Grant Date"), the number 2 if Mr. Pettie has been employed for more than 12 months but less than 24 months from the Grant Date, and the number 3 if Mr. Pettie has been employed for more than 24 months from the Grant Date, and the denominator of which shall be the number 3; and (ii) the value (based, in the case of restricted stock, upon the closing market price of the Company's common stock on the day prior to the date of termination of employment) of the unvested portion of each 2005 Incentive Plan award.

The Pettie Employment Agreement also contains certain confidentiality, non-competition and non-solicitation provisions as well as other provisions that are customary for an executive employment agreement.

Peter J. Anderson

As of February 4, 2005, Prestige International Holdings, LLC ("Holdings LLC"), the Company and Prestige Brands, Inc. (together with Holdings LLC and the Company, the "Employer") entered into an Amended and Restated Senior Management Agreement with Mr. Anderson (the "Anderson Senior Management Agreement") which amended and restated the Senior Management Agreement, as amended, dated as of February 6, 2004, by and among the Employer and Mr. Anderson. Pursuant to the Anderson Senior Management Agreement, Mr. Anderson is employed by the Employer for the period beginning as of February 6, 2004 through and including his separation from the Employer pursuant to the terms of the Anderson Senior Management Agreement (the "Anderson Employment Period"). From the commencement of the Anderson Employment Period through and including termination of employment pursuant to the Anderson Senior Management Agreement, Mr. Anderson shall serve as the Chief Financial Officer of the Employer. During the Anderson Employment Period, the Employer will pay Mr. Anderson a base salary of $285,000 per annum. In addition, during the Anderson Employment Period, Mr. Anderson will be entitled to such other benefits approved by the Board of Directors and made available to the senior management of the Employer and its subsidiaries, which shall include vacation time and medical, dental, life and disability insurance. The Board of Directors, on a basis consistent with past practice, shall review the annual base salary of Mr. Anderson and may increase the annual base salary by such amount as the Board of Directors, in its sole discretion, shall deem appropriate.

Pursuant to the terms of the Anderson Senior Management Agreement, Mr. Anderson's employment will continue until (i) his death, disability or resignation from employment with the Employer and its subsidiaries; or (ii) the Employer and its subsidiaries decide to terminate Mr. Anderson's employment with or without cause. If (A) Mr. Anderson's employment is terminated without cause; or (B) Mr. Anderson resigns from employment with the Employer or any of its subsidiaries for good reason, then during the period commencing on the date of termination of employment and ending on the first anniversary date thereof, the Employer shall pay to Mr. Anderson, in equal installments in accordance with the Employer's regular payroll, an aggregate amount equal to (I) Mr. Anderson's annual base salary, plus (II) an amount equal to the annual bonus, if any, paid or payable to Mr. Anderson by the Employer for the last fiscal year ended prior to the date of termination. In addition, if Mr. Anderson is entitled on the date of termination to coverage under the medical and prescription portions of the welfare plans, such coverage shall continue for Mr. Anderson and his covered dependents for a period ending on the first anniversary of the date of termination at the active employee cost payable by Mr. Anderson with respect to those costs paid by Mr. Anderson prior to the date of termination.

As of the date of the Anderson Senior Management Agreement, Mr. Anderson owned 456,864 founder shares of common stock that were subject to vesting. Pursuant to the terms of the Anderson Senior Management Agreement, the founder shares of common stock subject to vesting shall vest on a straight line pro rata basis through February 6, 2009. If Mr. Anderson ceases to be employed by the Employer and its respective subsidiaries, the cumulative percentage of founder shares of common stock subject to vesting that will vest shall be determined on a pro rata basis according to the number of days elapsed since the relevant milestone date. Upon the occurrence of a sale of the Employer, all founder shares of common stock subject to vesting shall become vested at the time of the consummation of the sale of the Employer, if, as of such time, Mr. Anderson has been continuously employed by the Employer or any of its subsidiaries.

Subject to certain restrictions, the Employer will have the right to repurchase from Mr. Anderson and his transferees all or any portion of the founder shares of common stock subject to vesting in the event Mr. Anderson ceases to be employed by the Employer and its subsidiaries for any reason. The purchase price to be paid by the Employer for each founder share of common stock subject to vesting will be the lesser of (i) Mr. Anderson's original cost for a common unit in Holdings LLC; and (ii) the fair market value of such unvested founder share as of the date upon which the Employer notifies Mr. Anderson or his transferees of its election to repurchase the unvested founder shares.

The Anderson Senior Management Agreement also contains certain confidentiality, non-competition and non-solicitation provisions, securities transfer restrictions and other provisions that are customary for an executive employment agreement.

Charles N. Jolly

As of August 1, 2005, the Company entered into an Executive Employment Agreement with Mr. Jolly (the "Jolly Employment Agreement") pursuant to which Mr. Jolly shall serve as the Company's Secretary and General Counsel. During the term of Mr. Jolly's employment, the Company will pay to him a base salary of $300,000 per annum. In addition, Mr. Jolly shall be eligible for and participate in the Company's Annual Incentive Compensation Plan under which he shall be eligible for an annual target bonus payment of not less than 45%. During the term of Mr. Jolly's employment with the Company, he will be entitled to such other benefits approved by the Board of Directors and made available to the senior management of the Company and its subsidiaries, which shall include vacation time and medical, dental, life and disability insurance. The Board of Directors, on a basis consistent with past practice, shall review the annual base salary of Mr. Jolly and may increase the annual base salary by such amount as the Board of Directors, in its sole discretion, shall deem appropriate.

Pursuant to the terms of the Jolly Employment Agreement, Mr. Jolly's employment will continue until (i) his death, disability or resignation from employment with the Company and its subsidiaries; or (ii) the Company and its subsidiaries decide to terminate Mr. Jolly's employment with or without cause. If (A) Mr. Jolly's employment is terminated without cause; or (B) Mr. Jolly resigns from employment with the Company or any of its subsidiaries for good reason, then during the period commencing on the date of termination of employment and ending on the first anniversary date thereof, the Company shall pay to Mr. Jolly, in equal installments in accordance with the Company's regular payroll, an aggregate amount equal to (I) Mr. Jolly's annual base salary, plus (II) an amount equal to the annual bonus, if any, paid or payable to Mr. Jolly by the Company for the last fiscal year ended prior to the date of termination. In addition, if Mr. Jolly is entitled on the date of termination to coverage under the medical and prescription portions of the welfare plans, such coverage shall continue for Mr. Jolly and his covered dependents for a period ending on the first anniversary of the date of termination at the active employee cost payable by Mr. Jolly with respect to those costs paid by Mr. Jolly prior to the date of termination.

The Jolly Employment Agreement also contains certain confidentiality, non-competition and non-solicitation provisions as well as other provisions that are customary for an executive employment agreement.

Eric M. Millar

As of February 4, 2005, the Employer entered into an Amended and Restated Senior Management Agreement with Mr. Millar (the "Millar Senior Management Agreement") which amended and restated the Senior Management Agreement, dated as of March 17, 2004, between the Employer and Mr. Millar. Pursuant to the Millar Senior Management Agreement, Mr. Millar is employed by the Employer for the period beginning as of March 17, 2004 through and including his separation from the Employer pursuant to the terms of the Millar Senior Management Agreement (the "Millar Employment Period"). From the commencement of the Millar Employment Period through and including termination of employment pursuant to the Millar Senior Management Agreement, Mr. Millar shall serve as the Senior Vice President – Operations of the Employer. During the Millar Employment Period, the Employer will pay Mr. Millar a base salary of $205,000 per annum. In addition, during the Millar Employment Period, Mr. Millar will be entitled to such other benefits approved by the Board of Directors and made available to the senior management of the Employer and its subsidiaries, which shall include vacation time and medical, dental, life and disability insurance. The Board of Directors, on a basis consistent with past practice, shall review the annual base salary of Mr. Millar and may increase the annual base salary by such amount as the Board of Directors, in its sole discretion, shall deem appropriate.

Pursuant to the terms of the Millar Senior Management Agreement, Mr. Millar's employment will continue until (i) his death, disability or resignation from employment with the Employer and its subsidiaries; or (ii) the Employer and its subsidiaries decide to terminate Mr. Millar's employment with or without cause. If (A) Mr. Millar's employment is terminated without cause; or (B) Mr. Millar resigns from employment with the Employer or any of its subsidiaries for good reason, then during the period commencing on the date of termination of employment and ending on the first anniversary date thereof, the Employer shall pay to Mr. Millar, in equal installments in accordance with the Employer's regular payroll, an aggregate amount equal to (I) Mr. Millar's annual base salary, plus (II) an amount equal to the annual bonus, if any, paid or payable to Mr. Millar by the Employer for the last fiscal year ended prior to the date of termination. In addition, if Mr. Millar is entitled on the date of termination to coverage under the medical and prescription portions of the welfare plans, such coverage shall continue for Mr. Millar and his covered dependents for a period ending on the first anniversary of the date of termination at the active employee cost payable by Mr. Millar with respect to those costs paid by Mr. Millar prior to the date of termination.

As of the date of the Millar Senior Management Agreement, Mr. Millar owned 95,217 founder shares of common stock that were subject to vesting. Pursuant to the terms of the Millar Senior Management Agreement, the founder shares of common stock subject to vesting shall vest on a straight line pro rata basis through March 17, 2009. If Mr. Millar ceases to be employed by the Employer and its subsidiaries, the cumulative percentage of founder shares of common stock subject to vesting that will vest shall be determined on a pro rata basis according to the number of days elapsed since the relevant milestone date. Upon the occurrence of a sale of the Employer, all founder shares of common stock subject to vesting shall become vested at the time of the consummation of the sale of the Employer, if, as of such time, Mr. Millar has been continuously employed by the Employer or any of its subsidiaries.

Subject to certain restrictions, the Employer will have the right to repurchase from Mr. Millar and his transferees all or any portion of the founder shares of common stock subject to vesting in the event Mr. Millar ceases to be employed by the Employer and its subsidiaries for any reason. The purchase price to be paid by the Employer for each founder share of common stock subject to vesting will be the lesser of (i) Mr. Millar's original cost for a common unit in Holdings LLC; and (ii) the fair market value of such unvested founder share as of the date upon which the Employer notifies Mr. Millar or his transferees of its election to repurchase the unvested founder shares.

The Millar Senior Management Agreement also contains certain confidentiality, non-competition and non-solicitation provisions, securities transfer restrictions and other provisions that are customary for an executive employment agreement.

Gerard F. Butler

On December 22, 2006, the Company entered into an Agreement with Mr. Butler (the "Butler Agreement"), the Company's Chief Sales Officer, pursuant to which Mr. Butler's Senior Management Agreement dated as of February 4, 2005 (the "Butler Senior Management Agreement") with the Company was superseded by the terms of the Butler Agreement. Under the terms of the Butler Agreement, Mr. Butler has agreed to resign as an officer of the Company on a date to be selected by the Company, but in any event prior to January 31, 2007 (the "Resignation Date"). From the Resignation Date to March 31, 2007, Mr. Butler's primary responsibility to the Company will be transitioning his position to his replacement. For the period beginning on the Resignation Date and ending on March 31, 2007, Mr. Butler will receive his current salary and benefits. Effective April 1, 2007, Mr. Butler will become a "Work At Home" employee of the Company for a period of one year (the "Work At Home Period") during which period Mr. Butler will provide advice, information or guidance to the Company on an as needed basis. Mr. Butler's employment with the Company shall terminate on April 1, 2008. During the Work At Home Period, Mr. Butler's annual salary shall be $236,000, subject to applicable withholding taxes, payable in accordance with the Company's normal payroll practices. For the fiscal year ending March 31, 2007, Mr. Butler will be eligible for an annual bonus, as determined by the Compensation Committee and the Board of Directors of the Company and also subject to the performance of the Company against the established bonus objectives. Mr. Butler will not be eligible to receive a bonus for the fiscal year ending March 31, 2008; provided, however, on or about May 1, 2008, Mr. Butler will receive a payment equivalent to the greater of (i) the bonus paid for the fiscal year ending March 31, 2007; or (ii) a target bonus of 45% of Mr. Butler's salary paid during the Work At Home Period.

With regard to Mr. Butler's Carried Shares (as defined in the Butler Senior Management Agreement and otherwise known as founder shares), the provisions contained in the Butler Senior Management Agreement relating to the Carried Shares are incorporated by reference into the Butler Agreement. Pursuant to the terms of the Butler Agreement, Mr. Butler's Carried Shares will continue to vest on a straightline pro rata basis through February 6, 2009. Any Carried Shares that have not vested at the expiration of the Work At Home Period will be repurchased by the Company so long as Mr. Butler has not breached the terms of the Butler Agreement. The sale of any vested Carried Shares or Co-invest Common Shares (as defined in the Butler Senior Management Agreement) will be subject to the applicable terms of the Butler Agreement and the Butler Senior Management Agreement. During the term of the Butler Agreement, in the event of any change-in-control of the Company or the death or disability of Mr. Butler, all of Mr. Butler's unvested Carried Shares shall immediately vest.

In the Butler Agreement, Mr. Butler agreed to surrender and forfeit the grant of 4,734 shares of restricted common stock made as of July 1, 2006. Mr. Butler also acknowledged and agreed in the Butler Agreement that he will not be eligible to receive any future Long-Term Incentive Awards in calendar years 2007 and 2008, or at any time subsequent thereto. Mr. Butler's award of 1,184 Performance Shares awarded as of July 1, 2006 shall mature pursuant to the terms of the award; provided, that the valuation of the amount payable, if any, under the award shall be calculated using the closing stock price of the Company's common stock on March 31, 2008 so long as Mr. Butler retires as an employee from the Company on such date.

In the event of the death or disability of Mr. Butler prior to April 1, 2008, all amounts payable to Mr. Butler pursuant to the Butler Agreement shall be paid to Mr. Butler's estate or Mr. Butler, as applicable, as though Mr. Butler had fully performed all of his obligations through April 1, 2008.

The Butler Agreement contains customary provisions for an executive separation agreement which include, among other things, a general release of claims against the Company and confidentiality and non-competition provisions.

Additional Vesting Provisions

Restricted Common Stock

Our 2005 Incentive Plan provides that the Compensation Committee may, at its discretion, decide to vest the non-vested portion of a restricted stock grant if a grantee's employment is terminated due to death, disability or retirement. In addition, any non-vested portion of a restricted stock grant shall vest in the event of a change-in-control of the Company and the subsequent termination of the grantee's employment by the Company other than for cause within one year after such change-in-control. The Compensation Committee may, at its discretion, also grant shares of restricted common stock that vest automatically upon a change-in-control of the Company, whether or not the grantee is subsequently terminated.

Stock Options

Our 2005 Incentive Plan provides that all of a grantee's options shall fully vest and be exercisable upon the occurrence of a change-in-control of the Company and the grantee's subsequent termination from employment other than for cause by the Company within one year after such change-in-control occurs. The vested options shall remain exercisable for up to one year after the date of the grantee's termination, except as otherwise set forth in the 2005 Incentive Plan. In addition, the Company's Compensation Committee may, at its discretion, (i) decide to fully vest any non-vested options in the event that a grantee's employment with the Company is terminated due to death, disability or retirement; and (ii) grant options that vest and become exercisable automatically upon a change-in-control, whether or not the grantee is subsequently terminated.

Performance Shares

Pursuant to the terms of our 2005 Incentive Plan, except as otherwise determined by the Compensation Committee, should a grantee's employment with the Company be terminated due to death, disability or retirement prior to the end of a performance cycle, the grantee shall earn a portion of the performance shares based upon the elapsed portion of the performance cycle and the Company's performance over that portion of such cycle. Furthermore, upon the occurrence of a change-in-control of the Company, the 2005 Incentive Plan provides that a grantee shall earn no less than the portion of the performance award that the grantee would have earned if the performance cycle had terminated as of the date of the change-in-control.

Founder Shares

The Compensation Committee has also approved accelerated vesting of the non-vested founder shares owned by Messrs. Anderson, Butler and Millar in the event of their death or disability.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2007, none of the members of our Compensation Committee, (i) served as an officer or employee of the Company or its subsidiaries, (ii) was formerly an officer of the Company or its subsidiaries, or (iii) entered into any transactions with the Company or its subsidiaries. During 2007, none of our executive officers (i) served as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served on our Compensation Committee, (ii) served as a director of another entity, one of whose executive officers served on our Compensation Committee, and (iii) served as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as a director of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed under "Executive Compensation and Other Matters" and "Proposal No. 1 – Election of Directors," our executive officers, directors, director nominees and greater than 5% stockholders did not have significant business relationships with us in 2007 which would require disclosure under applicable SEC regulations, and no other transactions which need to be disclosed under SEC regulations are currently planned for 2008.

We review and approve or ratify transactions with related persons on an as needed basis. Our senior management team will refer transactions with related persons to the Board of Directors for their review and approval or ratification to the extent senior management deems such review by the Board of Directors to be necessary. The Board of Directors will review a related person transaction and consider approving or ratifying the transaction if the entering into such transaction is in the best interest of the Company and the terms of such transaction are no less favorable than the terms of a transaction that could be negotiated by the Company with a third-party on an arm's length basis. For any related person transactions that have been executed without the prior review of our senior management, upon senior management's discovering such transactions, senior management will review the related person transaction and refer it to our Board of Directors to the extent it deems the review by our Board of Directors to be necessary. We currently do not have a written related person transactions policy. However, we have begun our review of a written related person transactions policy and will make such policy available on our Internet website promptly after it has been adopted by our Board of Directors. During 2007, there were no related person transactions and none are currently planned for 2008.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our common stock to file reports of securities ownership and changes in such ownership with the SEC, the NYSE and the Company.

We believe that during 2007 all forms required by Section 16(a) of the Exchange Act that were required to be filed with the SEC, the NYSE and the Company by our officers, directors and persons who beneficially own more than ten percent of our common stock were timely filed.

REPORT OF THE AUDIT COMMITTEE

This Audit Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee is composed of four directors appointed by the Board of Directors, all of whom are independent from the Company as defined in the NYSE listing standards and Rule 10A-3 under the Exchange Act. The members of the Audit Committee are financially literate as that qualification is interpreted by the Board of

Directors and the NYSE. The Audit Committee operates under a written charter adopted by the Board of Directors in January 2005, which is available to our stockholders and interested parties at the Investor Relations tab on our web site at www.prestigebrandsinc.com or is also available in print to any stockholder or other interested party who makes a written request to the Company's Secretary. The Audit Committee recommends to the Board of Directors the selection of the Company's independent registered public accounting firm.

Management is responsible for the Company's internal accounting and financial controls, the financial reporting process and compliance with the Company's legal and ethics programs. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with auditing standards generally accepted in the United States of America and for issuance of a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes and report its findings to the full Board of Directors.

In this context, the Audit Committee has met and held discussions regarding the Company's audited consolidated financial statements separately and jointly with each of management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, on a consistent basis, and the Audit Committee has reviewed and discussed the quarterly and annual earnings press releases and consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and the Audit Committee discussed with the independent registered public accounting firm the firm's independence from the Company and its management. The Audit Committee also considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining the independent registered public accounting firm's independence. The Audit Committee concluded that the independent registered public accounting firm is independent from the Company and its management.

The Audit Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee discussed with the internal auditor and the independent registered public accounting firm, with and without management present, the results of their examinations, the evaluations of the Company's internal controls, and the overall quality and integrity of the Company's financial reporting.

Based on the Audit Committee's discussion with management and the independent registered public accounting firm, its review of the representations of management, and the report of the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for 2007.

MEMBERS OF THE AUDIT COMMITTEE

John E. Byom (Chairman)
Ronald Gordon
Patrick Lonergan
Raymond P. Silcock

SUBMISSION OF A STOCKHOLDER PROPOSAL AND NOMINATION OF DIRECTOR AND ADDITIONAL INFORMATION

Under the rules of the SEC, if a stockholder wants us to include a proposal in our Proxy Statement and Proxy Card for presentation at our 2008 Annual Meeting of Stockholders, the proposal must be received by us at our principal executive offices at 90 North Broadway, Irvington, New York 10533 by March 1, 2008 (or, if the 2008

Annual Meeting of Stockholders is called for a date not within 30 calendar days before or after July 31, 2008, within a reasonable time before we begin to print and mail our Proxy materials for the meeting). The proposal should be sent by certified mail, return receipt requested, to the attention of the Company's Secretary and must comply with Rule 14a-8 under the Exchange Act.

Our Amended and Restated Bylaws provide that a stockholder wishing to present a nomination for election of a director or to bring any other matter before an Annual Meeting of Stockholders must give written notice to the Company's Secretary at the Company's principal executive offices not less than 90 nor more than 120 days prior to the date of the first anniversary of the previous year's Annual Meeting (provided that in the event that the Annual Meeting is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of meeting was mailed or public disclosure of such meeting was made). In the event we call a special meeting of our stockholders, we must receive a notice of your intention to introduce a director nomination (if directors are to be elected at such special meeting of stockholders) or to present an item of business at the special meeting of stockholders not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made.

Any written stockholder proposal or nomination for director to be presented at a meeting of our stockholders must comply with the procedures and such other requirements as may be imposed by our Amended and Restated Bylaws, Delaware law, the NYSE, the Exchange Act and the rules and regulations of the SEC and must include the information necessary for the Board of Directors to determine whether the candidate (with respect to a nomination for director only) qualifies as independent under the NYSE's rules.

Assuming that our 2008 Annual Meeting is not more than 30 days prior to or delayed by more than 60 days after the first anniversary date of this year's Annual Meeting of Stockholders, we must receive notice of your intention to introduce a director nomination or other item of business at that meeting not less than 90 nor more than 120 days prior to July 31, 2008. If we do not receive notice within the prescribed dates, or if we meet other requirements of the SEC's rules, the persons named as Proxies in the Proxy materials relating to the 2008 Annual Meeting of Stockholders will use their discretion in voting the Proxies when these matters are raised at the meeting. In addition, nominations or proposals not made in accordance herewith may be disregarded by the Chairman of the meeting. Any stockholder interested in making such a nomination or proposal should request a copy of our Amended and Restated Bylaws from the Company's Secretary.

FORM 10-K

We will furnish without charge to each person whose Proxy is being solicited, upon written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, as filed with the SEC, including the financial statements and financial statement schedules thereto. Written requests for copies of our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 should be directed to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attention: Secretary. Our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 can also be downloaded without charge from the Investor Relations tab of our website at www.prestigebrandsinc.com.

By Order of the Board of Directors

Charles N. Jolly
Secretary

June 29, 2007

Financial Highlights

Fiscal Year Ended March 31,	2007	2006	2005	2004	2003
(Dollars in thousands)					
Net Revenue	**$318,634**	$296,668	$289,069	$85,278	$71,734
Income from Continuing Operations	**$ 36,078**	$ 26,277	$ 10,220	$ 4,374	$ 2,533
Operating Cash Flow	**$ 71,899**	$ 53,861	$ 51,042	$ 6,137	$12,519
Capital Expenditures	**$ 540**	$ 519	$ 365	$ 108	$ 421
Free Cash Flow *	**$ 71,359**	$ 53,342	$ 50,677	$ 6,029	$12,098
Free Cash Flow Percent to Net Revenues	**22.4%**	18%	18%	7%	17%

* Free cash flow, which the Company defines as operating cash flow less capital expenditures, is a non-GAAP financial measure as that term is defined by the Securities and Exchange Commission in Regulation G. Management believes free cash flow is a commonly used measure of liquidity, indicative of cash available for debt repayment and acquisitions.



Net Revenue
(in millions)
$71.7
$85.3
$289.1
$296.7
$318.6
'03 '04 '05 '06 '07
Fiscal Year
Income from Continuing Operations
(in millions)
$2.5
$4.4
$10.2
$26.3
$36.1
'03 '04 '05 '06 '07
Fiscal Year
Free Cash Flow
(in millions)
$12.1
$6.0
$50.7
$53.3
$71.4
'03 '04 '05 '06 '07
Fiscal Year



Business Segments: % of Total Revenue
7.8%
37.4%
54.8%
Over-The-Counter Health Care Products
Household Cleaning Products
Personal Care Products




The Doctor's

Total Revenues
Grew 7%, to
$318.6 Million

Poison
Ivy

LITTLE
COLDS
by Little Remedies

Comet
SprayGel



new-
skin

To My Fellow Stockholders:

My decision to join our Company this past January was founded on several beliefs. Chief among these were the strength of the many iconic consumer brands in our portfolio, the quality and potential of our distribution base, the community of dedicated and talented people behind the business, and the innovative and entrepreneurial spirit which had built Prestige Brands. To me, the presence of these elements represented a strong foundation for delivering consistent business growth and building stockholder value.

After nearly six months of involvement with all these aspects of our Company as Chairman and Chief Executive Officer, I am convinced we have the capabilities and commitment necessary to deliver this growth on a sustainable basis. It will take time and it will take change, but I am confident that by focusing on the right priorities and then executing them with unfailing excellence, we will be setting the stage for an even brighter future for Prestige Brands.

The journey to sustainable growth begins in fiscal 2008, but first let us review some performance highlights of the year just passed, fiscal 2007:

- Total revenues grew 7%, to $318.6 million, with organic revenues up 1%.
- Reported net income was $36.1 million, or $0.72 per share, a 37% improvement over reported fiscal 2006.
- Free cash flow was $71.4 million, 34% higher than fiscal year 2006. We define free cash flow, a non-GAAP financial measure, as operating income less capital expenditures, and believe it is a useful measure of actual cash generated for use in debt repayment or acquisitions.
- The company expanded its presence in the over-the-counter wart treatment category with the acquisition of the **Wartner®** brand, joining our **Compound W®** brand on store shelves.
- Debt repayment for fiscal 2007 totaled $35.3 million, reducing outstanding debt to $463.4 million at March 31, 2007.
- We improved our working capital largely by improved management of accounts receivable and inventory positions.
- International revenues increased 46%, driven largely by entries into new markets, and now represent 5% of total corporate revenues.
- Two significant innovations that build on existing brands were developed for introduction in fiscal year 2008. **Comet® SprayGel Mildew Stain Remover** and **Murine® Earigate™** are being accepted by our customers as of this writing and are expected to enhance fiscal 2008 revenues. In addition, innovations in our **Chloraseptic®**, **Clear eyes®** and **Little Remedies®** franchises will also make meaningful contributions in fiscal 2008.
- And finally, we strengthened our management team with new appointments in sales and marketing, and the creation of new positions in Quality/Regulatory Affairs and Human Resources.

As you know, our Company markets consumer products in three segments: over-the-counter health care products, household cleaning products and personal care products.

The over-the-counter health care products' segment of our business continues to account for more than half of total revenues. Included in this segment are well known brand names such as **Chloraseptic®** sore throat products, **Clear eyes®** eye care products, **Compound W®** and **Wartner®** wart treatment products, **Murine®** eye and ear care products, the **Little Remedies®** line of pediatric over-the-counter products, **The Doctor's®** line of oral care products, and others. For fiscal 2007, revenues for this segment were up 9%, with organic growth up 1%.


Clear eyes
for DRY EYES


DOCTOR RECOMMENDED
SORE THROAT
SPRAY


Dandruff Shampoo
for Women


Sin Rayones
Comet
con Blanqueador


by Little Remedi


Prell


LITTLE
TUMMYS
by Little Remedies


Murine
earigate
EAR CLEANSING SYSTEM


International
Sales
Increased 46%


Freeze

OUR INTERNATIONAL BUSINESS PERFORMED VERY WELL DURING FISCAL 2007, WITH SALES INCREASING 46% AND REPRESENTING 5% OF CORPORATE REVENUES.

The major brands in our household cleaning products segment include **Comet®** cleansers, **Spic and Span®** household cleaners and **Chore Boy®** household scrubbers. These brands, which account for approximately 37% of total revenues, reported sales increases of 3% for fiscal 2007.

Our smallest reporting segment, personal care, now accounts for less than 8% of corporate revenues. All of the major brands within this segment, including **Cutex®** nail polish remover, and **Denorex®** and **Prell®** shampoos, declined in line with expectations as the company has reduced its support behind these brands.

Performance Highlights

Now let's take a deeper look at the performance of some of our key franchises in fiscal 2007:

Our **Clear eyes®** line of over-the-counter eye care products grew 6% in fiscal 2007 with new items such as Triple Action contributing meaningfully to this growth.

The Doctor's® line of over-the-counter oral care products acquired in fiscal 2006 continues to delight us, with sales up 35%. This performance was driven by an effective television advertising campaign for its largest product, **The Doctor's® Night Guard™**, a dental protector for the treatment of bruxism, or nighttime teeth grinding.

Our **Comet®** household cleaners business improved by 4% in fiscal 2007, led by strong business in both mass merchandising outlets and warehouse club stores.

In the wart treatment products business, our two brands performed in line with expectations. **Compound W®** products, and **Wartner®**, our most recent acquisition, each declined slightly, mirroring consumer trends for the year.

Sales of **Chloraseptic®** sore throat products were disappointing during the fiscal year due to a second consecutive slow cough/cold season brought on by warmer than expected weather. For the full fiscal year, **Chloraseptic®** revenues declined by approximately 5%. The pediatric cough/cold products in our **Little Remedies®** line were also negatively impacted by this factor. However, **Little Remedies®** revenues were up by 3% as continued distribution gains helped to offset the negative cough/cold seasonal influence.

Finally, our international business performed very well during fiscal 2007, with sales increasing 46% to represent 5% of corporate revenues. In fiscal 2006, international sales accounted for 3% of corporate revenues. This success results from solid performance in established geographies as well as from new markets in Asia, the Middle East, Mexico and Latin America.

Looking Ahead

As I mentioned earlier, I am confident there is a bright future ahead for Prestige Brands. We enter fiscal 2008 with a renewed focus on our current portfolio of brands and a mandate to improve organic sales growth in a sustainable fashion.

Delivering this growth will not come without a price, but it is one we must pay to help our brands reach their full potential. This price comes in the form of increased advertising and promotional expenditures behind meaningful new product launches and key brands. It also means investing in better understanding our consumers, focusing our innovation efforts on fewer, bigger ideas, and undertaking initiatives to strengthen our distribution base across all of our key customers and channels. The benefits of these investments should begin to accrue to our North American businesses in fiscal 2008 and continue in fiscal 2009 and beyond.



Doctor's
Dental Protector



Comet
WITH Bleac



SIZE!
REFILL
Spic Span
Cinch



AND
Span
The Extra Strength Pow



Cutex
Essential Care
PADS



RIGINAL
WART REMOVAL



HORE BOY
ONGLAST SCRUBBER



Cutex
Twister
ACETONE



Free Cash Flow
was 34%
Higher Than
Fiscal Year 2006



Cinch
STREAK FREE

IT IS OUR INTENTION TO DEVELOP A MORE FOCUSED INNOVATION PIPELINE, CONCENTRATING OUR RESOURCES AND ENERGIES ON FEWER, BUT BIGGER, IDEAS EACH YEAR.

At 5% of total enterprise revenues, we also believe our international business will be an increasingly important growth driver. Our plans call for the continued development of high opportunity geographies such as China, where we currently have limited store tests of **Comet®** products in Wal-Mart and Sam's, and for the penetration of existing markets with selected additional brands from our current portfolio.

To augment those steps necessary to drive top line growth, I have also asked our team to implement a systematic cost reduction program focused on key elements of our product and distribution cost structure. This inaugural program is designed to identify costs that can be removed from our cost of goods sold without any compromise to the quality or efficacy of our great brands.

Finally, we will also be taking a hard look at our supplier network with the goal of simplifying our overall supply chain over time. The driving benefit of this initiative is reduced complexity, although we expect this effort may also yield cost and quality improvements.

Innovation and New Products

As mentioned earlier, it is our intention to develop a more focused innovation pipeline, concentrating our resources and energies on fewer, but bigger, ideas each year. We believe this rebalancing will result in innovations with the critical mass necessary to give them an improved chance of contributing to sustainable growth. The **Comet® SprayGel** and **Murine® Earigate™** products we are introducing in fiscal 2008 represent two signature examples of more substantial innovations, and we look forward to the contributions of each of these new products to our organic growth.

A Note of Thanks

During fiscal 2007 and in the weeks after the close of the fiscal year, three of our founders, Peter Mann, Chairman and CEO, Gerard Butler, Chief Sales Officer, and Michael Fink, Senior Vice President, Marketing, OTC/Personal Care, retired from day-to-day operations. Each of these executives served the company with distinction from its very beginning and each leaves a legacy of accomplishment and growth which continues to serve the company well. I want to take this opportunity to thank Peter, Gerry and Mike for their entrepreneurial spirit, which lives on today within the company in so many ways. The entire organization joins me in wishing each of them the best for themselves and their families in the future.

I would also like to thank the entire team at Prestige Brands, a committed and talented group of fewer than one hundred people, who do so much every day to make this company a truly unique organization.

Lastly, the Prestige team and I thank you, our stockholders, for your continued support in fiscal 2007. Although the road to sustainable growth will take time to travel, and we will certainly have our share of challenges along the way, we are truly excited about our plans and prospects for fiscal 2008 and beyond. Most importantly, we are glad you are along for the trip.

Sincerely,

Mark Pettie
Chairman of the Board and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______ TO ______

Commission File Number: 001-32433

PRESTIGE BRANDS HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**20-1297589**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

90 North Broadway
Irvington, New York 10533
(Address of Principal Executive Offices, including zip code)

(914) 524-6810
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name on each exchange on which registered:
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b -2 of the Exchange Act. (Check one)

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter ended September 30, 2006 was $369.7 million.

As of June 1, 2007, the Registrant had 50,005,000 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described herein.

TABLE OF CONTENTS

TRADEMARKS AND TRADE NAMES

Trademarks and trade names used in this Annual Report on Form 10-K are the property of Prestige Brands Holdings, Inc. or its subsidiaries, as the case may be. We have utilized the ® and TM symbols the first time each trademark or trade name appears in this Annual Report on Form 10-K.

Part I.

ITEM 1. BUSINESS

Overview

Unless otherwise indicated by the context, all references in this Annual Report on Form 10-K to "we", "us", "our", "Company" or "Prestige" refer to Prestige Brands Holdings, Inc. and its subsidiaries. Similarly, reference to a year (e.g. "2007") refers to our fiscal year ended March 31 of that year.

We sell well-recognized, brand name over-the-counter healthcare, household cleaning and personal care products in a global marketplace. We operate in niche segments of these categories where we can use the strength of our brands, our established retail distribution network, a low-cost operating model and our experienced management team as a competitive advantage to grow our presence in these categories and, as a result, grow our sales and profits. Our ultimate success is dependent on our ability to:

- Develop effective sales, advertising and marketing programs,
- Grow our existing products lines,
- Acquire new brands, and
- Respond to the technological advances and product introductions of our competitors.

Our fourteen major brands, set forth in the table below, have strong levels of consumer awareness and retail distribution across all major channels. These brands accounted for approximately 94.1% and 93.3% of our net revenues for 2007 and 2006, respectively.

Major Brands	Market Position [1]	Market Segment	Market Share [1] (%)	ACV[1] (%)
Over-the-Counter Healthcare:				
Chloraseptic®	#1	Liquid Sore Throat Relief	44.9	95
Clear Eyes®	#2	Redness Relief	16.0	87
Compound W®	#2	Wart Removal	32.1	85
Wartner®	#3	Wart Removal	12.1	67
The Doctor's® NightGuard™	#1	Bruxism (Teeth Grinding)	99.5	63
The Doctor's® Brushpicks™	#2	Interdental Picks	27.6	47
Murine®	#3	Personal Ear Care	13.4	65
Little Remedies®[2]	N/A	Pediatric Healthcare	N/A	70
New-Skin®	#1	Liquid Bandages	37.1	80
Dermoplast®	#3	Pain Relief Sprays	31.2	62
Household Cleaning:				
Comet®	#2	Abrasive Tub and Tile Cleaner	30.3	99
Chore Boy®	#1	Soap Free Metal Scrubbers	32.8	40
Spic and Span®	#6	All Purpose Cleaner	3.9	58
Personal Care:				
Cutex®	#1	Nail Polish Remover	27.4	93
Denorex®	#4	Medicated Shampoo	5.5	48

(1) The data included in this Annual Report on Form 10-K regarding the market share and ranking for our brands, is based on an analysis conducted by the Company, based in part on data generated by the independent market research firm, Information Resources, Inc. ("Information Resources"). Information Resources reports retail sales data in the food, drug and mass merchandise markets. However, Information Resources' data does not include Wal-Mart point of sale data, as Wal-Mart ceased providing sales data to the industry in 2001. Although Wal-Mart represents a significant portion of the mass merchandise market for us, as well as our competitors, we believe that Wal-Mart's exclusion from the Information Resources data analyzed by the Company above does not significantly change our market share or ranking relative to our competitors. "Market share" or "market position" is based on sales dollars in the United States, as calculated

Our products are sold through multiple channels, including mass merchandisers and drug, grocery, dollar and club stores, which allows us to effectively launch new products across all distribution channels and reduce our exposure to any single distribution channel. We focus our internal resources on our core competencies: (i) marketing, (ii) sales, (iii) customer service and (iv) product development. While we perform the production planning and oversee the quality control aspects of the manufacturing, warehousing and distribution of our products, we outsource the operating elements of these functions to entities which offer expertise in such areas and cost efficiencies due to economies of scale. Our operating model allows us to focus on marketing and product development, which we believe enables us to achieve attractive margins while minimizing capital expenditures and working capital requirements.

We have grown our brand portfolio by acquiring strong and well-recognized brands from larger consumer products and pharmaceutical companies, as well as other brands from smaller private companies. While the brands we have purchased from larger consumer products and pharmaceutical companies have long histories of support and brand development, we believe that at the time we acquired them they were considered "non-core" by their previous owners. Consequently, they did not benefit from the focus of senior level management or strong marketing support. We also believe that the brands we have purchased from smaller private companies have been constrained by the limited resources of their prior owners. After adding a brand to our portfolio, we seek to increase its sales, market share and distribution in both new and existing channels through our established retail distribution network. We pursue this growth through increased advertising and promotion, new marketing strategies, improved packaging and formulations and innovative new products. Our business and business model, however, are faced with various risks that are described in "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Competitive Strengths

Diversified Portfolio of Well-Recognized and Established Consumer Brands

We own and market well-recognized consumer brands, many of which were established over 60 years ago. Our diverse portfolio of products provides us with multiple sources of growth and minimizes our reliance on any one product or category. We provide significant marketing support to our brands in order to grow our sales and our long-term profitability. The markets in which we sell our products, however, are highly competitive and include numerous national and global manufacturers, distributors, marketers and retailers, many of which have greater resources than we do and may be able to spend more aggressively on advertising and marketing, which may have an adverse effect on our competitive position.

Strong Competitor in Attractive, Niche Categories

We strategically choose to compete in niche product categories that address recurring consumer needs and that we believe are considered "non-core" to larger consumer products and pharmaceutical companies. We believe we are well positioned in these categories due to the long history and consumer awareness of our brands, our strong market positions and our low-cost operating model. However, a significant increase in the number of product introductions by our competitors in these niche markets could have a material adverse effect on our business, financial condition and results from operations.

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by Information Resources for the 52 weeks ended March 25, 2007. "ACV" refers to the All Commodity Volume Food Drug Mass Index, as calculated by Information Resources for the 52 weeks ended March 25, 2007. ACV measures the weighted sales volume of stores that sell a particular product out of all the stores that sell products in that market segment generally. For example, if a product is sold by 50% of the stores that sell products in that market segment, but those stores account for 85% of the sales volume in that market segment, that product would have an ACV of 85%. We believe that ACV is a measure of a product's importance to major retailers. We believe that a high ACV evidences a product's attractiveness to consumers, as major national and regional retailers will carry products that are attractive to their customers. Lower ACV measures would indicate that a product is not as available to consumers because the major retailers do not carry products for which consumer demand may not be as high. For these reasons, we believe that ACV is an important measure for investors to gauge consumer awareness of the Company's product offerings.

(2) Market share information for market segments in which *Little Remedies* products compete is not available from Information Resources.

Proven Ability to Develop and Introduce New Products
We focus our marketing and product development efforts on identifying underserved consumer needs and then designing products that directly address those needs. Keeping with that philosophy, in late 2007, we introduced *Clear Eyes* Maximum Redness Relief®, a fast acting formula that lubricates as it relieves redness, and *Little Tummys* Gripe Water, an herbal supplement with ginger and fennel for safe, gentle relief of infant colic, hiccups and upset stomach. The above were designed to augment our 2006 product introductions that included: *Clear Eyes* Triple Action Relief, formulated to remove redness, moisturize and relieve irritation; *Clear* Eyes for Dry Eyes ACR Relief, for long lasting relief from pollen, dust and ragweed; *Dermoplast* Poison Ivy Treatment, a non-irritating wash that controls the itch and removes oils that cause the rash; as well as *Murine* Homeopathic Earache Relief, formulated to promote the body's natural ability to relieve ear pain. Looking forward, in early 2008, we will introduce *Comet* Spray Gel, a high viscosity mildew stain remover spray, as well as the *Murine Earigate*® Ear Cleaning System, a natural and hypoallergenic wax removal system with a patented "reverse spray action" that safely rinses away ear wax buildup without harming the user's sensitive eardrums. Although line extensions and new product introductions are important to the overall growth of a brand, our efforts may reduce sales of existing products within that brand. In addition, certain of our product introductions may not be successful, such as *Murine* Homeopathic Allergy Eye Relief, *Murine* Homeopathic Tired Eye Relief and *Chloraseptic* Daily Defense Strips, all of which were introduced in 2006 and discontinued in 2007, as well as *Little Teethers*® Oral Pain Relief Swabs, which we introduced in February 2005 and discontinued in February 2006.

Efficient Operating Model
To gain operating efficiencies, we directly manage the production planning and quality control aspects of the manufacturing, warehousing and distribution of our products, while we outsource the operating elements of these functions to well-established, lower-cost, third-party providers. This approach allows us to benefit from the core competencies of our third-party providers and maintain a highly variable cost structure, with low overhead, limited working capital requirements and minimal investment in capital expenditures. During 2007, our aggregate gross margin was approximately 52% while our general and administrative expense and our capital expenditures represented less than 9% and 1% of net sales, respectively. This compares slightly less favorably to 2006, when our aggregate gross margin was approximately 53%, and our general and administrative expenses and our capital expenditures represented less than 8% and 1% of net sales, respectively. Our gross margin was impacted by the obsolescence reserves associated with our *Chloraseptic* inventory and our general and administrative expenses were impacted by the overall growth of the organization. Our operating model, however, requires us to depend on third-party providers for manufacturing and logistics services. The inability or unwillingness of our third-party providers to supply or ship our products may have a material adverse effect on our business, financial condition and results from operations.

Management Team with Proven Ability to Acquire, Integrate and Grow Brands
Our management team has significant experience in consumer product marketing, sales, product development and customer service. We have grown our business through acquisition, integration and expansion of the brands we purchased. Unlike many larger consumer products companies which we believe often entrust their smaller brands to rotating junior employees, we dedicate experienced managers to specific brands. Since the Company has fewer than 100 employees, we seek more experienced personnel to carry the substantial responsibility of brand management. These managers nurture the brands as they grow and evolve.

Growth Strategy

In order to continue to enhance our brands and drive growth we focus our growth strategy on our core competencies: (i) marketing, (ii) sales, (iii) customer service, and (iv) product development efforts. We plan to execute this strategy through:

- ***Investing in Advertising and Promotion***
  We will continue to invest in advertising and promotion to drive the growth of our brands. Our marketing strategy is focused primarily on consumer-oriented programs that include media advertising, targeted coupon programs and in-store advertising. While the absolute level of marketing expenditures differs by brand and category, we typically have increased the amount of investment in our brands after acquiring them. For example, after the acquisition of the Dental Concepts line of products in 2006, we expanded

consumer promotion programs and increased advertising, which resulted in domestic annual brand sales growth of approximately 26% during 2007. In 2007, we introduced our first dual-action product, *Chloraseptic* Sore Throat plus Cough Lozenges, as well as 2 sugar free sore throat lozenges. Looking forward, our sore throat relief strip product, originally introduced in 2003, will be reintroduced in June 2007 with a new and improved formulation and new packaging. Given the competition in our industry, there is a risk that our marketing efforts may not result in increased sales and profitability. Additionally, no assurance can be given that we can maintain these increased sales and profitability levels once attained.

- ***Growing our Categories and Market Share with Innovative New Products***
  Our strategy is to broaden the categories in which we participate and our share within those categories through ongoing product innovation. As an example, we followed our successful launch in 2005 of an artificial tears product called *Clear Eyes* for Dry Eyes with another innovative product called *Clear Eyes* Triple Action Relief, formulated to remove redness, moisturize and relieve irritation in 2006, with yet another product, *Clear Eyes* Maximum Redness Relief in late 2007. These successful product introductions were the primary drivers of the brand's continued growth. While there is always a risk that sales of existing products may be reduced by new product introductions, our goal is to grow the overall sales of our brands.

- ***Increasing Distribution Across Multiple Channels***
  Our broad distribution base ensures that our products are well positioned across all available channels and that we are able to participate in changing consumer retail trends. In 2005, we expanded our sales in wholesale club stores, introducing customized packaging and sizes of our products designed specifically for this higher growth channel. *Comet* grew approximately 18% in this channel during 2006. There is a risk however, that we may not be able to maintain or enhance our relationships across distribution channels, which could adversely impact our sales, business, financial condition and results from operations.

- ***Growing Our International Business***
  We intend to increase our focus on growing our international business. International sales outside of North America represented approximately 4.6% of revenues in 2007 and approximately 3.4% of our revenues in 2006. We have designed and developed both product and packaging for specific international markets and expect our international revenues to continue to grow as a percentage of total revenues. In addition to *Clear Eyes*, *Murine* and *Chloraseptic* which are currently sold internationally, we license The Procter & Gamble Company to market the *Comet* brand in Eastern Europe. Since a number of our other brands have previously been sold internationally, we intend to expand the number of brands sold through our existing international distribution network and are actively seeking additional distribution partners for further expansion into other international markets. There is a risk, however, that increasing our focus on international growth may divert attention and resources from implementing our domestic business strategy. There are additional risks associated with the increase of our international business, such as changes in regulatory requirements and currency exchange controls. See "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

- ***Pursuing Strategic Acquisitions***
  We have an active corporate development program and intend to continue to investigate strategic add-on acquisitions that enhance our product portfolio. Our management team has a long track record of successfully identifying, acquiring and integrating new brands and we will continue to investigate the acquisition of highly complementary, recognized brands in attractive categories and channels. For example, during 2007 we purchased the *Wartner* brand of over-the-counter wart treatment products to augment our ownership of *Compound W*, the number two selling brand in the wart treatment category. Additionally, during 2006, we purchased the *Chore Boy* brand, which competes in the scrubber and sponge sector of the household cleaning segment, and *The Doctor's* brand, which competes in the dental accessories sector of the oral health category, where we previously had a limited presence. While we believe that there will continue to be a strong pipeline of acquisition candidates for us to investigate, strategic fit and relative cost are of the utmost importance in our decision to pursue such opportunities. We believe our business model will allow us to integrate these future acquisitions in an efficient manner,

while also providing opportunities to realize significant cost savings. However, there is a risk that our operating results could be adversely affected in the event we do not realize all of the anticipated operating synergies and cost savings from any future acquisitions, we do not successfully integrate such acquisitions or we pay too much for these acquisitions. Provisions in our senior credit facility and the indenture governing our senior subordinated notes may limit our ability to engage in strategic acquisitions as well.

Market Position

During 2007, approximately 77% of our net sales were from brands with a number one or number two market position, while during 2006, approximately 74% of our net sales were from brands with a number one or number two market position. Such brands include *Chloraseptic*, *Clear Eyes*, *Chore Boy*, *Comet*, *Compound W*, *Cutex*, *Dermoplast* (number two in the Pain Relief Spray category in 2006), *The Doctor's* and *New-Skin*.

See the "Business" section on page 1 of this document for information regarding market share and ACV calculations.

Our History and Accomplishments

The Company, through its predecessors-in-interest, was originally formed in 1996, as a joint venture of Medtech Labs and The Shansby Group, to acquire over-the-counter drug brands from American Home Products. Since 2001, our Company's portfolio of brand name products has expanded from over-the-counter drugs to include household cleaning and personal care products. We have added brands to our portfolio principally by acquiring strong and well-recognized brands from larger consumer products and pharmaceutical companies. In February 2004, GTCR Golder Rauner II, LLC ("GTCR"), a private equity firm, acquired our business from the owners of Medtech Labs and The Shansby Group. In addition, we acquired the Spic & Span business in March 2004.

In April 2004, we acquired Bonita Bay Holdings, Inc., the parent holding company of Prestige Brands International, Inc., which conducted its business under the "Prestige" name. After we completed the Bonita Bay acquisition, we began to conduct our business under the "Prestige" name as well. The Bonita Bay brand portfolio included *Chloraseptic*, *Comet*, *Clear Eyes* and *Murine*.

In October 2004, we acquired the rights to the *Little Remedies* brands through our purchase of Vetco, Inc. Vetco is engaged in the development, distribution and marketing of pediatric over-the-counter healthcare products, primarily marketed under the *Little Remedies* brand name. Vetco's products include *Little Noses*® nasal products, *Little Tummys*® digestive health products, *Little Colds*® cough/cold remedies and *Little Remedies* New Parents Survival Kits. The *Little Remedies* products deliver relief from common childhood ailments without unnecessary additives such as saccharin, alcohol, artificial flavors, coloring dyes or harmful preservatives.

In February 2005, we raised $448.0 million through an initial public offering of 28.0 million shares of common stock. We used the net proceeds of the offering, which were $416.8 million, plus $3.0 million from our revolving credit facility and $8.8 million of cash on hand to (i) repay $100.0 million of our existing senior indebtedness, (ii) to redeem $84.0 million in aggregate principal amount of our existing 9 1/4% senior subordinated notes, (iii) to repurchase an aggregate of 4.7 million shares of our common stock held by the investment funds affiliated with GTCR and TCW/Crescent Mezzanine, LLC ("TWC/Crescent") for $30.2 million, and (iv) to contribute $199.8 million to our subsidiary, Prestige International Holdings, LLC, which was used to redeem all of its outstanding senior preferred units and class B preferred units.

In October 2005, we acquired the rights to the "*Chore Boy*" brand of metal cleaning pads, scrubbing sponges, and non-metal soap pads. The brand has over 84 years of history in the scouring pad and cleaning accessories categories.

In November 2005, we acquired Dental Concepts LLC ("Dental Concepts"), a marketer of therapeutic oral care products sold under "*The Doctor's*" brand. The business is driven primarily by two niche segments, bruxism (nighttime teeth grinding) and interdental cleaning. *The Doctor's NightGuard* brand was the first FDA-approved

OTC treatment for bruxism and *The Doctor's BrushPicks* ™ are disposable interdental toothpicks.

In September 2006, we completed the acquisition of Wartner USA B.V. ("Wartner"), the owner of the *Wartner* brand of over-the-counter wart treatment products. The Company expects that the *Wartner* brand, which is the number three brand in the United States over-the-counter wart treatment category, will enhance the Company's leadership position in the category.

During the second half of 2007, we did not consummate any corporate or brand acquisitions. However, in accordance with our strategic plan, we repaid $26.4 million of our senior debt with free cash flow generated from operations. This serves to reduce our interest costs on a going-forward basis, as well as to favorably impact our interest coverage and our debt-to-equity ratios.

Products

We conduct our operations through three principal business segments: (i) over-the-counter healthcare, (ii) household cleaning and (iii) personal care.

Over-the-Counter Healthcare Segment

Our portfolio of over-the-counter healthcare products consists primarily of *Clear Eyes, Murine, Chloraseptic, Compound W*, *Wartner*, the *Little Remedies* line of pediatric healthcare products, *The Doctor's* brand of oral care products and first aid products such as *New-Skin* and *Dermoplast*. Our other brands in this category include *Percogesic®, Momentum®, Freezone®, Mosco®, Outgro®, Sleep-Eze®, Compoz®* and *Heet®*. In 2007, the over-the-counter healthcare segment accounted for 54.8% of our revenues, while in 2006, the over-the-counter healthcare segment accounted for 54.3% of our revenues.

Clear Eyes and Murine
The *Clear Eyes* and *Murine* brands were purchased by Bonita Bay Holdings from Abbott Laboratories in December 2002. Since its introduction in 1968, the *Clear Eyes* brand has been marketed as an effective eye care product that helps take redness away and helps moisturize the eye. *Clear Eyes* has an ACV of 87%. In February 2007, we introduced *Clear Eyes* Maximum Redness Relief, while in February 2006, we introduced *Clear Eyes* Triple Action Relief, and in March 2006 the *Clear Eyes* for Dry Eyes line was expanded with a new seasonal relief product, *Clear Eyes* plus ACR Relief. The *Murine* brand is over 100 years old and its products consist of lubricating, soothing eye drops and ear wax removal aids. The brand was expanded into redness relief in March 2006 with the introduction of *Murine* for Redness Relief. *Clear Eyes* and *Murine Eye Care* are leading brands in the over-the-counter personal eye care category. The 0.5 oz. size of *Clear Eyes* redness relief eye drops is the number two selling product in the eye redness relief category and *Clear Eyes* is the number two brand in that category with 16.0 % market share.

Murine Ear Care is the third leading brand in the over-the-counter ear care category with a market share of 13.4%. The ear drop category is composed of products that loosen earwax, treat trapped water (swimmer's ear) and treat ear aches. In 2008, we look to expand our market share in the ear care category with the introduction of *Murine Earigate*, Ear Cleaning System, a natural and hypoallergenic wax removal system with a patented "reverse spray action" that safely rinses away ear wax build-up with out harming the user's sensitive eardrums.

Chloraseptic
Chloraseptic was acquired by Bonita Bay Holdings in March 2000 from Procter & Gamble and was originally developed by a dentist in 1957 to relieve sore throats and mouth pain. *Chloraseptic's* 6 oz. cherry liquid sore throat spray is the number one selling product in the sore throat liquids/sprays segment. The *Chloraseptic* brand has an ACV of 95% and is number one in sore throat liquids/sprays with a 44.9% market share.

Historically, *Chloraseptic* products were limited to sore throat lozenges and traditional sore throat sprays that were stored and used at home. Since its acquisition, the *Chloraseptic* product line has been expanded to include portable sprays, gargle, mouth pain sprays and relief strips. In 2007, we introduced our first dual-action product, *Chloraseptic* Sore Throat plus Cough Lozenges, and our relief strip product, originally introduced in 2003, will be reintroduced in June 2007 with a new formulation and new packaging. These product introductions enable us to market *Chloraseptic* products as a system, encourage consumers to buy multiple types of *Chloraseptic* products, and increase volume for the entire product line.

Compound W
We acquired *Compound W* from American Home Products in 1996. The *Compound W* brand has a long heritage; its wart removal products having been introduced almost 50 years ago. *Compound W* products are specially designed to provide relief from common and plantar warts and are sold in multiple forms of treatment depending on the consumer's need, including Fast-Acting Liquid, Fast-Acting Gel, One Step Pads for Kids, One Step Pads for Adults and *Freeze Off*®. We believe that *Compound W* is one of the most trusted names in wart removal.

Compound W is the number two wart removal brand in the United States with a 32.1% market share and an ACV of 85%. Since *Compound W*'s acquisition, we have successfully expanded the wart remover category and enhanced the value associated with the *Compound W* brand by introducing several new products, such as *Compound W Freeze Off*, Fast Acting Liquid, One Step Pads for Kids, Waterproof One Step Pads and Invisible Strips Pads. *Compound W Freeze Off*, a cryogenic wart removal product, has achieved high trade acceptance, as it allows consumers to use a wart freezing treatment similar to that used by doctors.

Wartner
Wartner is the number three brand in the wart removal category with a 12.1% share of the cryogenic segment and an ACV rating of 67%. Launched in 2003, *Wartner* is recognized by consumers and the trade as the first ever over-the-counter wart freezing (cryogenic therapy) treatment in the U. S and Canada. The brand was acquired from Lil' Drug Store Products, Inc. in September 2006.

The Doctor's
The Doctor's is a line of products designed to help consumers who are highly engaged in oral care wellness to maintain good oral hygiene in between dental office visits. The product line was purchased in November 2005 with the acquisition of Dental Concepts. The business is driven primarily by two niche segments, bruxism (nighttime teeth grinding) and interdental cleaning. *The Doctor's NightGuard* brand was the first FDA-approved OTC treatment for bruxism and *The Doctor's BrushPicks* are disposable interdental toothpicks. *The Doctor's OraPik* is a permanent, interdental pick and mirror. The entire line is supported by national advertising, is distributed in leading food, drug and mass merchandiser retailers and continues to experience sales growth in excess of the dental accessories category.

Little Remedies
Little Remedies markets a full line of pediatric over-the-counter products that contain no alcohol, saccharin, artificial flavors or coloring dyes including: (i) *Little Noses,* a product line consisting of saline nasal spray/drops, decongestant nose drops, a nasal aspirator for the removal of mucous from nasal passages and moisturizing nasal gel, (ii) *Little Colds, a* product line consisting of a multi-symptom cold relief formula, sore throat relief *Saf-T-Pops*®, a cough relief formula, and a combined decongestant plus cough relief formula, and (iii) *Little Tummys*, a product line consisting of gas relief drops, laxative drops, a nausea relief aid, as well as the recently introduced gripe water, an herbal supplement used to ease discomfort often associated with colic and hiccups.

New-Skin
The brand has a long heritage, with the core product believed by management to be over 100 years old. *New-Skin* products consist of liquid bandages for small cuts and scrapes that are designed to replace traditional bandages in an effective and easy to use form. Each *New-Skin* product works by forming a thin, clear, protective covering after it is applied to the skin. *New-Skin* competes in the liquid bandage segment of the first aid bandage category where it has a 37.1% market share and an 80% ACV.

Dermoplast
We acquired *Dermoplast* from American Home Products in 1996. *Dermoplast* is an aerosol spray anesthetic for minor topical pain that was traditionally a "hospital-only" brand dispensed to mothers after giving birth. The primary use in hospitals is for post episiotomy pain, post-partum hemorrhoid pain, and for the relief of female genital itching.

Since *Dermoplast's* acquisition, we have introduced retail versions of the product, a move that has approximately doubled the size of the business. *Dermoplast* enjoys significant distribution across the drug and mass merchandise channels, with an ACV of 62%. In addition to the traditional hospital uses mentioned above, *Dermoplast* offers sanitary, convenient first aid relief for pain and itching from minor skin irritations, including sunburn, insect bites, minor cuts, scrapes and burns. *Dermoplast* is currently offered in two formulas: regular strength and antibacterial strength. In February 2006, we introduced *Dermoplast* Poison Ivy Treatment as the only poison ivy wash that also contains over-the-counter medicine.

Household Cleaning Segment

Our portfolio of household cleaning brands includes the *Comet, Chore Boy and Spic and Span* brands. In 2007, the household cleaning segment accounted for 37.4 % of our revenues, while in 2006, the household cleaning segment accounted for 36.3% of our revenues.

Comet

Bonita Bay Holdings acquired *Comet* from Procter & Gamble in October 2001. *Comet* was originally introduced in 1956 and is one of the most widely recognized household cleaning brands, with an ACV of 99%. *Comet* products include different varieties of cleaning powders, sprays and cream, some of which are abrasive and some of which are non-abrasive. *Comet* competes in the abrasive and non-abrasive tub and tile cleaner sub-category of the household cleaning category that includes abrasive powders and liquids and non-abrasive sprays. The non-abrasive tub and tile cleaner segment is more fragmented and competitive than the abrasive sector and we have been attempting to build momentum in our efforts to increase *Comet's* market share in the non-abrasive tub and tile cleaner sector through focused advertising and promotions, including free-standing insert coupons and television advertising.

Since the *Comet* acquisition, we have expanded the brand's distribution, increased advertising and promotion and implemented focused marketing initiatives. During 2007, we introduced *Comet* Spray Gel, a unique mildew stain remover spray product that offers increased cleaning power due to its high viscosity. Previously, we introduced new fragrances, including *Comet* Lavender Powder Abrasive Cleanser and *Comet* Orange. We have also extended the brand into underdeveloped demographic targets, and employed new inverted bottle packaging for *Comet* Soft Cleanser Cream, which improves ease of use. Additionally, multi-packs have been introduced in the warehouse club trade class and an 8oz. Soft Cleanser Cream has been introduced into the dollar store channel extending the brand's distribution and increasing usage.

Chore Boy

The *Chore Boy* brand of scrubbing pads and sponges was initially launched in the 1920's. Over the years the line has grown to include metal and non-metal scrubbers that are used for a variety of household cleaning tasks. While many of the brand's products find use in the kitchen, with cooking clean up in particular, they are also used in clean up jobs in the home work shop, garage, and other areas, including outdoor grill cleaning. The newest additions to the line, launched in 2004, consist of patented mesh materials that clean most surfaces without scratching. *Chore Boy* products currently are sold in food stores, by mass merchandisers, and in hardware and convenience stores. We acquired the *Chore Boy* brand in October 2005.

Spic and Span

Spic and Span was introduced in 1925 and is marketed as the complete home cleaner with two product lines consisting of (i) dilutables and (ii) hard surface sprays for counter tops and glass. Each of these products can be used for multi-room and multi-surface cleaning. Since January 2001, the product line has grown from eight to 33 separate items and we have expanded distribution into new channels such as dollar stores.

Personal Care Segment

Our major personal care brands include *Denorex* dandruff shampoo, *Cutex* nail products and *Prell®* shampoo. Other portfolio brands in this segment include *EZO®* denture cushion, *Oxipor VHC®* skin-care lotion, *Cloverine®* skin salve, *Zincon®* shampoo and *Kerodex®* barrier cream. While the personal care segment has been deemphasized, it accounted for 7.8% of our revenues in 2007 and 9.4% of our revenues in 2006.

Denorex

We acquired *Denorex* in connection with the Medtech acquisition in February 2004. The *Denorex* brand was originally launched in 1971 as an effective solution to scalp problems. *Denorex* competes in the therapeutic segment of the dandruff shampoo category and holds a 5.5% market share. The current lineup of *Denorex* products includes Daily, for moderate dandruff sufferers and for those with more serious dandruff conditions, Extra Strength, Extra Strength with Conditioner, Therapeutic Strength and Therapeutic Strength with Conditioner.

Cutex

Cutex is an established and trusted brand of nail polish remover. *Cutex,* with an ACV rating of 93%, has four product lines: (i) Quick and Gentle Liquid Nail Polish Remover, (ii) *Cutex Essential Care*® Advanced Liquid, also available with a new Pump Action Bottle, (iii) *Essential Care* Advanced Nail Polish Remover Pads and (iv) *Essential Care* Twister Nail Polish Remover. *Cutex* is the number one brand in the nail polish remover category and has a leading 27.4% market share. The main competition comes from a number of private label brands, which collectively have a 54.0% market share.

Prell

Bonita Bay Holdings acquired *Prell* from Procter & Gamble in November 1999. *Prell,* which competes in the shampoo category, was launched in 1947 and is a highly recognized shampoo brand. While the shampoo category is fragmented and populated by hundreds of brands, placing a premium on distribution, brand recognition and positioning, we believe *Prell* has a loyal base of consumers seeking shampoo at the mid-price point segment.

For financial information concerning our business segments, please refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation and Note 17 to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Marketing and Sales

Our marketing strategy is based upon the acquisition and the rejuvenation of established consumer brands that possess what we believe to be significant brand value and unrealized potential. Our marketing objective is to increase sales and market share by developing and executing professionally designed, creative and cost-effective advertising and promotional programs. After we acquire a brand, we implement a brand building strategy that uses the brand's existing consumer awareness to maximize sales of current products and provides for brand growth through product innovation. This brand building process involves the evaluation and enhancement of the existing brand name, the development and introduction of innovative new products and the professional execution of support programs. To ensure consistent growth, all new product concepts are thoroughly researched before launch and supported by an integrated trade, consumer and advertising effort, although advertising is used selectively. Recognizing that financial resources are limited, we allocate our resources to focus on those brands that we believe have the greatest opportunities for growth and financial success. Brand priorities vary from year-to-year and generally revolve around new product introductions.

Customers

Our senior management team and dedicated sales force strive to maintain long-standing relationships with our top 50 domestic customers, which accounted for approximately 77.1% of our combined gross sales for 2007 and 77.9% for 2006. Our sales management team consists of ten people, who focus on our key customer relationships. We also contract with third-party sales management organizations that interface directly with our remaining customers and report directly to members of our sales management team.

We enjoy broad distribution across each of the major retail channels, including mass merchandisers, drug, food, dollar and club stores. The following table sets forth the percentage of gross sales to our top 50 customers across our five major distribution channels during the most recent three-year period:

Channel of Distribution	Percentage of Gross Sales to Top 50 Customers [(1)] 2007	2006	2005
Mass	40.1%	39.1%	39.1%
Food	20.4	22.4	23.0
Drug	25.8	23.1	23.9
Dollar	8.1	9.6	9.4
Club	2.6	3.3	2.8
Other	2.9	2.5	1.8

(1) Includes estimates for some of our wholesale customers that service more than one distribution channel.

Due to the diversity of our product line, we believe that each of these channels is important to our business and we continue to seek opportunities for growth in each channel.

Our principal customer relationships include Wal-Mart, Walgreens, CVS, Target and Dollar General. For 2007, our top five and ten customers accounted for approximately 43% and 53%, respectively, of our gross sales, while in 2006, our top five and ten customers accounted for approximately 41% and 51%, respectively, of our gross sales. No single customer other than Wal-Mart accounted for more than 10% of our gross sales in either of the two most recent fiscal years and none of our other top five customers accounted for less than 3% of our gross sales in either of the two most recent fiscal years. Our top fifteen customers each purchase products from virtually all of our major product lines.

Our strong customer relationships and product recognition provide us with a number of important benefits including minimizing slotting fees, facilitating new product introductions, ensuring prominent shelf space and shortening payment time after invoicing. We believe that management's emphasis on strong customer relationships, speed and flexibility, leading sales technology capabilities, including electronic data interchange, e-mail, the Internet, integrated retail coverage, consistent marketing support programs and ongoing product innovation will continue to maximize our competitiveness in the increasingly complex retail environment.

The following table sets forth a list of our primary distribution channels and our principal customers for each channel:

Distribution Channel	Customers	Distribution Channel	Customers
Mass	Kmart	***Drug***	CVS
	Meijer		Rite Aid
	Target		Walgreens
	Wal-Mart		
		Dollar	Dollar General
Food	Ahold		Family Dollar
	Kroger		Dollar Tree
	Publix		
	Safeway	***Club***	Costco
	Supervalu		Sam's Club
			BJ's Wholesale Club

Outsourcing and Manufacturing

In order to maximize our competitiveness and efficiently allocate our resources, third-party manufacturers fulfill all of our manufacturing needs. We have found that contract manufacturing maximizes our flexibility and responsiveness to industry and consumer trends while minimizing the need for capital expenditures. We select contract manufacturers based on their core competencies and our perception of the best overall value, including factors such as (i) depth of services, (ii) the management team, (iii) manufacturing flexibility, (iv) regulatory compliance and (v) competitive pricing. We also conduct thorough reviews of each potential manufacturer's facilities, quality standards, capacity and financial stability. We generally only purchase finished products from our manufacturers.

Our primary contract manufacturers provide comprehensive services from product development through the manufacturing of finished goods. They are responsible for such matters as (i) production planning, (ii) product research and development, (iii) procurement, (iv) production, (v) quality testing, and (vi) almost all capital expenditures. In most instances, we provide our contract manufacturers with guidance in the form of (i) product development, (ii) performance criteria, (iii) regulatory guidance, (iv) sourcing of packaging materials and (v) monthly master production schedules. This management approach results in minimal capital expenditures and maximizes our cash flow, which is reinvested to support our marketing initiatives or used for brand acquisitions and/or to repay outstanding indebtedness.

We have relationships with over 40 third-party manufacturers. Of those, our top 10 manufacturers produce items that accounted for 78% of our sales for 2007. We do not have long-term contracts with the manufacturers of products that account for approximately 35% of our sales in 2007. The lack of manufacturing agreements for these products exposes us to the risk that the manufacturer could stop producing our products at any time, for any reason or fail to provide us with the level of products we need to meet our customers' demands. Should one or more of our manufacturers stop producing product on our behalf, it could have a material adverse effect on our business, financial condition and results from operations.

At March 31, 2007, our largest suppliers of manufactured goods included (i) Vijon Laboratories, (ii) Abbott Laboratories, (iii) Kolmar Canada, (iv) Procter & Gamble, (v) OraSure Technologies and (vi) Humco Holdings. We enter into manufacturing agreements for a majority of our products by sales volume, each of which vary based on the third-party manufacturer and the products being supplied. These agreements explicitly outline the manufacturer's obligations and product specifications with respect to the brand or brands being produced. The prices for purchase of products under these agreements are subject to change pursuant to the terms of these agreements due to fluctuations in raw material, packaging and labor costs. All of our other products are manufactured on a purchase order basis which are generally based on batch sizes and result in no long-term obligations or commitments.

Warehousing and Distribution

We receive orders from retailers and/or brokers primarily by electronic data interchange, which automatically enters each order into our computer systems and then routes the order to our distribution center. The distribution center will, in turn, send a confirmation that the order was received, fill the order and ship the order to the customer, while sending a shipment confirmation to us. Upon receipt of the confirmation, we send an invoice to the customer.

We manage product distribution in the mainland United States through one facility located in St. Louis, owned and operated by Jacobson / Arthur Wells, Inc. Jacobson / Arthur Wells handles all finished goods storage, as well as the receipt and disposition of customer returns through their Warehousing Specialists subsidiary ("WSI"), and all customer shipments through their Nationwide Logistics subsidiary ("NLI").

The Storage and Handling Agreement provides that, for the three-year period beginning June 2005, WSI shall provide warehouse services, including without limitation, storage, handling and shipping with respect to our full line of products. The Transportation Management Agreement provides that, for the three-year period beginning August 2005, NLI shall provide (i) complete management services, (ii) claims administration, (iii) proof of delivery, (iv) procurement, (v) report generation, and (vi) automation and tariff compliance services with respect to our full line of products.

If WSI or NLI abruptly stopped providing storage or logistics services to us, our business operations could suffer a temporary disruption while new service providers are engaged. We believe this process could be completed quickly and any temporary disruption resulting therefrom would have an insignificant effect on our operating results and financial condition. However, a serious disruption, such as a flood or fire, to our distribution center could damage our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with the distribution of our products to our customers during the time required to reopen or replace our distribution center. As a result, any such serious or prolonged disruption could have a material adverse effect on our business, financial condition and results from operations.

Competition

The business of selling brand name consumer products in the over-the-counter healthcare, household cleaning and personal care categories is highly competitive. These markets include numerous manufacturers, distributors, marketers and retailers that actively compete for consumers' business both in the United States and abroad. Many of these competitors are larger and have substantially greater resources than we do, and may therefore have the ability to spend more aggressively on advertising and marketing and to respond more effectively to changing business and economic conditions. If this were to occur, our sales, operating results and profitability would be adversely affected.

Our principal competitors vary by industry category. Competitors in the over-the counter healthcare category include Johnson & Johnson, maker of *Visine*®, which competes with our *Clear Eyes* and *Murine* brands; McNeil-PPC, maker of *Tylenol*® Sore Throat, and Procter & Gamble, maker of *Vicks*®, each of which compete with our *Chloraseptic* brand; Schering-Plough, maker of *Dr. Scholl's*®, which competes with our *Compound W* and *Wartner* brands; Johnson & Johnson, maker of *BAND-AID*® Brand Liquid Bandage, which competes with our *New-Skin* brand; GlaxoSmithKline, maker of *Debrox*®, which competes with our *Murine* brand; Sunstar America, Inc., maker of *GUM*® line of oral care products; as well as DenTek® Oral Care, Inc., Power Products, Inc. and Ranir LLC, each of which markets a dental protector for nighttime teeth grinding, and competes with *The Doctor's* brand.

Competitors in the household cleaning category include Henkel, maker of *Soft Scrub*®, and Clorox, maker of *Tilex*®, each of which competes with our *Comet* brand, Clorox's *Pine Sol*®, which competes with our *Spic and Span* brand and 3M, maker of *Scotch-Brite*® and *O-Cel-O*®, which compete with our *Chore Boy* brand.

Competitors in the personal care category include Johnson & Johnson, maker of *T-Gel*® shampoo, and Chattem, maker of *Selsun Blue*®, which compete with our *Denorex* brand, as well as Del Laboratories, maker of *Sally Hansen*®, which competes with our *Cutex* brand.

We compete on the basis of numerous factors, including brand recognition, product quality, performance, price and product availability at the retail level. Advertising, promotion, merchandising and packaging, the timing of new product introductions and line extensions also have a significant impact on customers' buying decisions and, as a result, on our sales. The structure and quality of our sales force, as well as sell-through of our products, affects in-store position, wall display space and inventory levels in retail outlets. If we are unable to maintain the inventory levels and in-store positioning of our products in retail stores, our sales and operating results will be adversely affected. Our markets also are highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. An increase in the amount of product introductions by our competitors could have a material adverse effect on our business, financial condition and results from operations.

Regulation

Product Regulation

The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products are subject to extensive regulation by various federal agencies, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission ("CPSC"), the Environmental Protection Agency ("EPA"), and by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and sold. Regulatory matters are overseen by a team with appropriate legal and regulatory experience. Our Regulatory and Operations teams work closely with our third-party manufacturers on quality related matters while we monitor their compliance with FDA regulations and perform periodic audits to ensure such compliance. Our management intends to continue this procedure across all of our brands. This continual evaluation process ensures that our manufacturing processes and products are of the highest quality and in compliance with all known regulatory requirements. When and if the FDA chooses to audit a particular manufacturing facility, we are notified immediately and updated on the progress of the audit as it proceeds. If we or our manufacturers fail to comply with applicable regulations, we could become subject to significant claims or penalties, which could have a material adverse effect our business, financial condition and results from operations. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant additional compliance costs or discontinuation of product sales and may also have a material adverse effect on our business, financial condition and results from operations.

All of our over-the-counter drug products are regulated pursuant to the FDA's monograph system. The monographs, both tentative and final, set out the active ingredients and labeling indications that are permitted for certain broad categories of over-the-counter drug products. When the FDA has finalized a particular monograph, it has concluded that a properly labeled product formulation is generally recognized as safe and effective and not misbranded. A tentative final monograph indicates that the FDA has not made a final determination about products in a category to establish safety and efficacy for a product and its uses. However, unless there is a serious safety or efficacy issue, the FDA will typically exercise enforcement discretion and permit companies to sell products conforming to a tentative final monograph until the final monograph is published. Products that comply with either final or tentative final monograph standards do not require pre-market approval from the FDA.

The Company's over-the-counter device products are regulated by FDA through a system which usually involves pre-market clearance of new device products. During the review process, the FDA makes an affirmative determination as to the sufficiency of the label directions, cautions and warnings for the devices in question.

In accordance with the Federal Food, Drug and Cosmetic Act ("FDC Act") and FDA regulations, the manufacturing processes of our third-party drug and device manufacturers must also comply with the FDA's current Good Manufacturing Processes ("cGMPs"). The FDA inspects our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with cGMPs.

Other Regulations

We are also subject to a variety of other regulations in various foreign markets, including regulations pertaining to import/export regulations and antitrust issues. To the extent we decide to commence or expand operations in additional countries, we may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. We must also comply with product labeling and packaging regulations that may vary from country-to-country. Government regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products. Our failure to comply with these regulations can result in a product being removed from sale in a particular market, either temporarily or permanently. In addition, we are subject to FTC and state regulations, as well as foreign regulations, relating to our product claims and advertising. If we fail to comply with these regulations, we could be subject to enforcement actions and the imposition of penalties which could have a material adverse effect on our business, financial condition and results from operations.

Intellectual Property

We own a number of trademark registrations and applications in the United States, Canada and other foreign countries. The following are some of the most important registered trademarks we own in the United States: *Chloraseptic, Chore Boy, Clear Eyes, Cinch, Cloverine, Comet, Compound W, Freeze Off, Compoz, Cutex, The Doctor's, Denorex, Dermoplast, Essential Care, Freezone, Heet, Kerodex, Little Remedies, Longlast, Momentum, Mosco, Murine, New-Skin, Outgro, Oxipor, Percogesic, Prell, Simple Pad, Simplegel, Sleep-Eze, Spic and Span, Wartner, Vacuum Grip* and *Zincon.* In addition, we have an exclusive royalty bearing license to use the *EZO* trademark in the United States for the ten year term ending on December 31, 2012, at which time we shall have the right to purchase the trademark for $1,000. While we own the U.S. trademark registration for *Kerodex*, we have an obligation to pay royalties to Unilever/Scientific with respect to the manufacture and sale of barrier creams sold in the United States under the *Kerodex* trademark. This royalty obligation, at 1% of *Kerodex* sales, will continue as long as we make, use or sell products utilizing the *Kerodex* trademark in the United States.

Our trademarks and trade names are how we convey that the products we sell are "brand name" products. Our ownership of these trademarks and trade names allows us to compete based on the value associated with them.

Enforcing our proprietary rights in these trademarks and trade names is expensive and if we are not able to effectively enforce our rights, others may be able to dilute our trademarks and trade names and diminish the value associated with our brands, which could have a material adverse effect on our business, financial condition and results from operations.

Other intellectual property rights were acquired from Procter & Gamble and Abbott Laboratories when we acquired the trademarks related to the *Comet*, *Chloraseptic*, *Clear Eyes*, *Murine* and *Prell* product lines; however, we did not in all cases obtain title to all of the intellectual property used to manufacture and sell those products. Therefore, we are dependent upon Procter & Gamble, Abbott Laboratories and other third parties for intellectual property used in the manufacture and sale of certain of our products.

We have granted MF Distributions, Inc. an exclusive license (with an option to purchase) to sell *Spic and Span* and *Cinch* products in Canada for a royalty. In 2003, we assigned our Italian trademark applications and registrations for *Spic and Span* and *Cinch* to Conter, S.p.A., and entered into a concurrent use agreement with Conter with respect to such marks. Conter is also a licensee of the *Spic and Span* trademark in Benelux, Portugal, Romania and Malta.

We have licensed to Procter & Gamble the right to use the *Comet, Spic and Span* and *Chlorinol®* trademarks in the commercial/institutional/industrial segment in the United States and Canada until 2019. We have also licensed to Procter & Gamble the *Comet* and *Chlorinol* brands in Russia and specified Eastern European countries until 2015.

Seasonality

The first quarter of our fiscal year typically has the lowest level of revenue due to the seasonal nature of certain of our brands relative to the summer and winter months. In addition, the first quarter is the least profitable quarter due the increased advertising and promotional spending to support those brands with a summer selling season, such as *Compound W*, *Wartner* and *New-Skin*. The Company's advertising and promotional campaigns in the third quarter influence sales in the fourth quarter winter months. Additionally, the fourth quarter typically has the lowest level of advertising and promotional spending as a percent of revenue.

Employees

We employed 92 individuals as of March 31, 2007. None of our employees are party to collective bargaining agreements. Management believes that its relations with its employees are good.

Backlog Orders

The Company had no backlog orders at March 31, 2006 or 2007.

Available Information

Our Internet address is www.prestigebrandsinc.com. We make available free of charge on or through our Internet website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, and the Proxy Statement for our annual stockholders' meetings, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). The information found on our website shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall not otherwise be deemed filed under such Acts. Information on our Internet website does not constitute a part of this Annual Report on Form 10-K and is not incorporated herein by reference.

We have adopted a Code of Conduct Policy, Code of Ethics for Senior Financial Employees, Complaint Procedures for Accounting and Auditing Matters, Corporate Governance Guidelines, Audit Committee Pre-Approval Policy, and Charters for our Audit, Compensation, Nominating and Governance, and Strategic Planning Committees. We will provide to any person without charge, upon request, a copy of the foregoing materials. Any requests for the foregoing documents from us should be made in writing to:

Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New York 10533
Attention: Secretary

We intend to disclose future amendments to the provisions of the foregoing documents, policies and guidelines and waivers therefrom, if any, on our Internet website and/or through the filing of a Current Report on Form 8-K with the SEC to the extent required under the Exchange Act.

ITEM 1A. RISK FACTORS

The high level of competition in our industry, much of which comes from competitors with greater resources, could adversely affect our business, financial condition and results from operations.

The business of selling brand name consumer products in the over-the-counter healthcare, household cleaning and personal care categories is highly competitive. These markets include numerous manufacturers, distributors, marketers and retailers that actively compete for consumers' business both in the United States and abroad. Many of these competitors are larger and have substantially greater resources than we do, and may therefore have the ability to spend more aggressively on research and development, advertising and marketing, and to respond more effectively to changing business and economic conditions. If this were to occur, it could have a material adverse effect on our business, financial condition and results from operations.

Our principal competitors vary by industry category. Competitors in the over-the counter healthcare category include Johnson & Johnson, maker of *Visine*®, which competes with our *Clear Eyes* and *Murine* brands; McNeil-PPC, maker of *Tylenol*® Sore Throat and Procter and Gamble, maker of *Vicks*®, each of which compete with our *Chloraseptic* brand; Schering-Plough, maker of *Dr. Scholl's*®, which competes with our *Compound W* and *Wartner* brands; Johnson & Johnson, maker of *BAND-AID*® Brand Liquid Bandage, which competes with our *New-Skin* brand; GlaxoSmithKline, maker of *Debrox*®, which competes with our *Murine* brand; Sunstar America, Inc., maker of *GUM*® line of oral care products; as well as DenTek® Oral Care, Inc., Power Products, Inc. and Ranir LLC, each of which markets a dental protector for nighttime teeth grinding, and competes with *The Doctor's* brand.

Competitors in the household cleaning category include Henkel, maker of *Soft Scrub*®, and Clorox, maker of *Tilex*®, each of which competes with our *Comet* brand. In addition, Clorox's *Pine Sol*® competes with our *Spic and Span* brand and 3M, maker of *Scotch-Brite*® and *O-Cel-O*®, compete with our *Chore Boy* brand.

Competitors in the personal care category include Johnson & Johnson, maker of *T-Gel*® shampoo, and Chattem, maker of *Selsun Blue*® which compete with our *Denorex* brand, as well as Del Laboratories, maker of *Sally Hansen*®, which competes with our *Cutex* brand.

Certain of our product lines that account for a large percentage of our sales have a small market share relative to our competitors. For example, while *Clear Eyes* has a number two market share position of 16.0% within the allergy/redness eye drop segment, its top competitor, *Visine*®, has a market share of 41.4%. In contrast, certain of our brands with number two market positions have a similar market share relative to our competitors. For example, *Compound W* has a number two market position of 32.1% and its top competitor, *Dr. Scholl's Clear Away*® and *Freeze Away*®, have a market position of 43.3%. Also, while *Cutex* is the number one brand name nail polish remover with a market share of 27.4%, non-branded, private label nail polish removers account, in the aggregate, for 54.0% of the market. Finally, while our *New-Skin* liquid bandage product has a number one market position of 37.1%, the size of the liquid bandage market is relatively small, particularly when compared to the much larger bandage category. See "Business" section on page 1 of this document for information regarding market share calculations.

We compete for customers' attention based on a number of factors, including brand recognition, product quality, performance, price and product availability at the retail level. Advertising, promotion, merchandising and packaging, the timing of new product introductions and line extensions also have a significant impact on consumer buying decisions and, as a result, on our sales. The structure and quality of our sales force, as well as sell-through of our products affects in-store position, wall display space and inventory levels in retail stores. If we are unable to maintain the inventory levels and in-store positioning of our products in retail stores, our sales and operating results will be adversely affected. Our markets also are highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. An increase in the amount of product introductions by our competitors could have a material adverse effect on our business, financial condition and results from operations.

In addition, competitors may attempt to gain market share by offering products at prices at or below those typically offered by us. Competitive pricing may require us to reduce prices which may result in lost sales or a reduction of our profit margins. Future price adjustments, product changes or new product introductions by our competitors or our inability to react with price adjustments, product changes or new product introductions of our own could result in a loss of market share which could have a material adverse effect on our business, financial condition and results from operations.

We depend on a limited number of customers for a large portion of our gross sales and the loss of one or more of these customers could reduce our gross sales and therefore, could have a material adverse effect on our business, financial condition and results of operations.

For 2007, our top five and ten customers accounted for approximately 43% and 53% of our sales, respectively, while during 2006, our top five and ten customers accounted for approximately 41% and 51% of our sales, respectively. Wal-Mart, which itself accounted for approximately 24.0% and 21.0% in 2007 and 2006, respectively, of our sales, is our only customer that accounted for 10% or more of our sales. We expect that for 2008 and future periods, our top five and ten customers, including Wal-Mart, will, in the aggregate, continue to account for a large portion of our sales. The loss of one or more of our top customers, any significant decrease in sales to these customers, or a significant decrease in our retail display space in any of these customers' stores, could reduce our sales, and therefore, could have a material adverse effect on our business, financial condition and results from operations.

In addition, our business is based primarily upon individual sales orders. We typically do not enter into long-term contracts with our customers. Accordingly, our customers could cease buying products from us at any time and for any reason. The fact that we do not have long-term contracts with our customers means that we have no recourse in the event a customer no longer wants to purchase products from us. If a significant number of our smaller customers, or any of our significant customers, elect not to purchase products from us, our business, financial condition and results from operations could be adversely affected.

Our risk of doing business internationally increases as we expand our international footprint.

During 2007 and 2006, approximately 4.6% and 3.4%, respectively, of our total revenues were attributable to our international business. We operate in several regions and countries where we have little or no experience, and generally rely on brokers and distributors for the sale of our products. In addition to the risks associated with political instability, changes in the outlook for economic prosperity in these countries could adversely affect the sales of our products in these countries. Other risks of doing business internationally include:

- Changes in the legislative or regulatory requirements of the countries or regions where we do business,
- Currency controls which restrict or prohibit the repatriation of earnings to the United States or fluctuations in foreign exchange rates resulting in unfavorable increases in the price of our products or cause increases in the cost of certain products purchased from our foreign third-party manufacturers,
- Regulatory oversight and its impact on our ability to get products registered for sale in certain markets,
- Potential trade restrictions and exchange controls,
- Inability to protect our intellectual property rights in these markets, and
- Increased costs of compliance with general business and tax regulations in these countries or regions.

We depend on third-party manufacturers to produce the products we sell. If we are unable to maintain these manufacturing relationships or fail to enter into additional relationships, as necessary, we may be unable to meet customer demand and our sales and profitability could suffer as a result.

All of our products are produced by third-party manufacturers. Our ability to retain our current manufacturing relationships and engage in new relationships is critical to our ability to deliver quality products to our customers in a timely manner. Without adequate supplies of quality merchandise, sales would decrease materially and our business would suffer. In the event that our primary third-party manufacturers are unable or unwilling to ship products to us in a timely manner, we would have to rely on secondary manufacturing relationships or identify and qualify new manufacturing relationships. We might not be able to identify or qualify such manufacturers for existing or new products in a timely manner and such manufacturers may not allocate sufficient capacity to us in order that we may meet our commitments to customers. In addition, identifying alternative manufacturers without adequate lead times can compromise required product validation and stability protocol, which may involve additional manufacturing expense, delay in production or product disadvantage in the marketplace. The consequences of not securing adequate and timely supplies of merchandise would negatively impact inventory levels, sales and gross margins, and could have a material adverse effect on our business, financial condition and results from operations.

In addition, even if our current manufacturers continue to manufacture our products, they may not maintain adequate quality controls, and therefore, may not be able to continue to produce products that are consistent with our standards or applicable regulatory requirements. If we are forced to rely on products of inferior quality, then our brand recognition and customer satisfaction would likely suffer, leading to a reduction in sales. This sales reduction could have a material adverse effect on our business, financial condition and results from operations. These manufacturers may also increase the cost of the products we purchase which could adversely affect our margins in the event we are unable to pass along these increased costs to our customers. A situation such as this could also have a material adverse effect on our business, financial condition and results from operations.

At March 31, 2007, we had relationships with over 40 third-party manufacturers. Of those, our top 10 manufacturers produced items that accounted for 78% of our sales for 2007. We do not have long-term contracts with the manufacturers of products that accounted for approximately 35% of our sales for 2007. The fact that we do not have long-term contracts with these manufacturers means that they could cease manufacturing these products at any time and for any reason, which could have a material adverse effect on our business, financial condition and results from operations.

Disruption in our main distribution center may prevent us from meeting customer demand and our sales and profitability may suffer as a result.

We manage our product distribution in the continental United States through a primary distribution center in St. Louis, Missouri. A serious disruption, such as a flood or fire, to our primary distribution center could damage our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times during the time required to reopen or replace our primary distribution center. As a result, any such serious disruption could have a material adverse effect on our business, financial condition and results from operations.

Achievement of our strategic objectives requires the acquisition, or potentially the disposition, of certain brands or product lines. Efforts to affect such acquisitions or dispositions may divert our managerial resources away from our business operations.

The majority of our growth has been driven by acquiring other brands and companies. At any given time, we may be engaged in discussions with respect to possible acquisitions that are intended to enhance our product portfolio, enable us to realize cost savings and further diversify our category, customer and channel focus. Our ability to successfully grow through acquisitions depends on our ability to identify, negotiate, complete and integrate suitable acquisition candidates and to obtain any necessary financing. These efforts could divert the attention of our management and key personnel from our business operations. If we complete acquisitions, we may also experience:

- Difficulties achieving, or an inability to achieve, our expected returns,
- Difficulties in integrating any acquired companies, personnel and products into our existing business,
- Delays in realizing the benefits of the acquired company or products,
- Higher costs of integration than we anticipated,
- Difficulties in retaining key employees of the acquired business who are necessary to manage the business,
- Difficulties in maintaining uniform standards, controls, procedures and policies throughout our acquired companies, or

- Adverse customer or shareholder reaction to the acquisition.

In addition, an acquisition could adversely affect our operating results as a result of higher interest costs from the acquisition related debt and higher amortization expenses related to the acquired intangible assets. The diversion of management's attention to pursue acquisitions, or our failure to successfully integrate acquired companies into our business, could have a material adverse effect on our business, financial condition and results from operations.

In the event that we decide to sell a brand or product line, we may encounter difficulty finding, or be unable to find, a buyer on acceptable terms in a timely manner. This could cause a delay in our efforts to achieve our strategic objectives.

Regulatory matters governing our industry could have a significant negative effect on our sales and operating costs.

In both our U.S. and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints exist at the federal, state or local levels in the United States and at analogous levels of government in foreign jurisdictions.

The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products are subject to extensive regulation by various federal agencies, including (i) the FDA, (ii) the FTC, (iii) the CPSC, (iv) the EPA, and by (v) various agencies of the states, localities and foreign countries in which our products are manufactured, distributed, stored and sold. If we or our third-party manufacturers fail to comply with those regulations, we could become subject to significant penalties or claims, which could materially adversely affect our business, financial condition and results from operations. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or the cessation of product sales and may adversely affect the marketing of our products, resulting in a significant loss of revenues which could have a material adverse effect on our business, financial condition and results from operations.

In accordance with the FDC Act and FDA regulations, the manufacturing processes of our third-party manufacturers must also comply with the FDA's cGMPs. The FDA inspects our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with cGMPs. A history of past compliance is not a guarantee that future cGMPs will not mandate other compliance steps and associated expense.

If we or our third party-manufacturers fail to comply with federal, state or foreign regulations, we could be required to:

- Suspend manufacturing operations,
- Modify product formulations or processes,
- Suspend the sale of products with non-complying specifications,
- Initiate product recalls, or
- Change product labeling, packaging or advertising or take other corrective action.

Any of the foregoing actions could have a material adverse effect on our business, financial condition and results from operations.

In addition, our failure to comply with FTC or any other federal and state regulations, or with similar regulations in foreign markets, that cover our product claims and advertising, including direct claims and advertising by us, may result in enforcement actions and imposition of penalties or otherwise materially adversely affect the distribution and sale of our products, which could have a material adverse effect on our business, financial condition and results from operations.

Product liability claims and related negative publicity could adversely affect our sales and operating results.

We may be required to pay for losses or injuries purportedly caused by our products. From time-to-time we have been and may again be subjected to various product liability claims. Claims could be based on allegations that, among other things, our products contain contaminants, include inadequate instructions or warnings regarding their use or inadequate warnings concerning side effects and interactions with other substances. For example, *Denorex* products contain coal tar which the State of California has determined allegedly causes cancer. Consequently, in order to comply with California law and to mitigate our risks, the *Denorex* packaging contains a warning to that effect. Any product liability claims may result in negative publicity that may adversely affect our sales and operating results. Also, if one of our products is found to be defective we may be required to recall it. This may result in substantial costs and negative publicity which may adversely affect our sales and operating results. Although we maintain, and require our suppliers and third-party manufacturers to maintain, product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or potential product liability claims may be excluded under the terms of the policy, which could have a material adverse effect on our business, financial condition and results from operations. In addition, in the future we may not be able to obtain adequate insurance coverage or we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage.

If we are unable to protect our intellectual property rights our ability to compete effectively in the market for our products could be negatively impacted.

The market for our products depends to a significant extent upon the goodwill associated with our trademarks, trade names and patents. Our trademarks and trade names convey that the products we sell are "brand name" products. We believe consumers ascribe value to our brands, some of which are over 100 years old. We own the material trademark, trade names and patents used in connection with the packaging, marketing and sale of our products. This ownership is what prevents our competitors or new entrants to the market from using our valuable brand names and technologies. Therefore, trademark, trade name and patent protection is critical to our business. Although most of our material intellectual property is registered in the United States and in applicable foreign countries, we may not be successful in asserting protection. If we were to lose the exclusive right to use one or more of our intellectual property rights, the loss of such exclusive right could have a material adverse effect on our business, financial condition and results from operations.

Other parties may infringe on our intellectual property rights and may thereby dilute the value of our brands in the marketplace. Brand dilution or the introduction of competitive brands could cause confusion in the marketplace and adversely affect the value that our consumers associate with our brands, and thereby negatively impact our sales. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources, financial or otherwise, to protect these rights through litigation or other means. In addition, third parties may assert claims against our intellectual property rights and we may not be able to successfully resolve those claims causing us to lose our ability to use our intellectual property that is the subject of those claims. Such loss could have a material adverse effect on our business, financial condition and results from operations. Furthermore, from time-to-time, we may be involved in litigation in which we are enforcing or defending our intellectual property rights which could require us to incur substantial fees and expenses and have a material adverse effect on our business, financial condition and results from operations.

Virtually all of our assets consist of goodwill and intangibles.

As our financial statements indicate, virtually all of our assets consist of goodwill and intangibles, principally the trademarks, trade names and patents that we have acquired. In the event that the value of those assets became impaired or our business is materially adversely affected in any way, we would not have tangible assets that could be sold to repay our liabilities. As a result, our creditors and investors may not be able to recoup the amount of the indebtedness that they have extended to us or the amount they have invested in us.

We depend on third parties for intellectual property relating to some of the products we sell, and our inability to maintain or enter into future license agreements may result in our failure to meet customer demand, which would adversely affect our operating results.

We have licenses or manufacturing agreements with third parties that own intellectual property (e.g., formulae, copyrights, trademarks, trade dress, patents and other technology) used in the manufacture and sale of certain of our products. In the event that any such license or manufacturing agreement is terminated as a result of our breach, we may lose the right to use or have reduced rights to use the intellectual property covered by such license or agreement and may have to develop or obtain rights to use other intellectual property. Similarly, our rights could be reduced if the applicable licensor or third-party manufacturer fails to maintain the licensed intellectual property because, in such event, our competitors could obtain the right to use the intellectual property without restriction. If this were to occur, we might not be able to develop or obtain replacement intellectual property in a timely manner. Additionally, any modified products may not be well-received by customers. The consequences of losing the right to use or having reduced rights to such intellectual property could negatively impact our sales due to our failure to meet consumer demand for the affected products or require us to incur costs for development of new or different intellectual property, either of which could have a material adverse effect on our business, financial condition and results from operations. In addition, development of replacement products may be time-consuming and ultimately may not be feasible.

We depend on our key personnel and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. These employees may voluntarily terminate their employment with us at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. While we believe we have developed depth and experience among our key personnel, our business may be adversely affected if one or more of these key individuals were to leave. We do not maintain any key-man or similar insurance policies covering any of our senior management or key personnel.

Our substantial indebtedness could adversely affect our financial health and the significant amount of cash we need to service our debt will not be available to reinvest in our business.

We have a significant amount of indebtedness. At March 31, 2007, our total indebtedness, including current maturities, is approximately $463.3 million. Additionally, we have the ability to borrow up to $200.0 million pursuant to our senior credit facility and an additional $60.0 million pursuant to our revolving credit facility.

Our substantial indebtedness could:

- Increase our vulnerability to general adverse economic and industry conditions,
- Require us to dedicate a substantial portion of our cash flow from operations to repay our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes,
- Limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate,
- Place us at a competitive disadvantage compared to our competitors that have less debt, and
- Limit, among other things, our ability to borrow additional funds on favorable terms or at all.

The terms of the indenture governing the 9¼% senior subordinated notes and the senior credit facility allow us to issue and incur additional debt upon satisfaction of conditions set forth in the respective agreements. If new debt is added to current debt levels, the related risks described above could increase.

Our operating flexibility is limited in significant respects by the restrictive covenants in our senior credit facility and the indenture governing our senior subordinated notes.

Our senior credit facility and the indenture governing our senior subordinated notes impose restrictions that could increase our vulnerability to adverse economic and industry conditions by limiting our flexibility in planning for, and reacting to, changes in our business and industry. Specifically, these restrictions limit our ability to, among other things:

- Borrow money or issue guarantees,
- Pay dividends, repurchase stock from or make other restricted payments to stockholders,
- Make investments,
- Use assets as security in other transactions,
- Sell assets or merge with or into other companies,
- Enter into transactions with affiliates,
- Sell stock in our subsidiaries, and
- Direct our subsidiaries to pay dividends or make other payments to our company.

Our ability to engage in these types of transactions is generally limited by the terms of the senior credit facility and the indenture governing the senior subordinated notes, even if we believe that a specific transaction would positively contribute to our future growth, operating results or profitability. However, if we are able to enter into these types of transactions under the terms of the senior credit facility and the indenture, or if we obtain a waiver with respect to any specific transaction, that transaction may cause our indebtedness to increase, may not result in the benefits we anticipate or may cause us to incur greater costs or suffer greater disruptions in our business than we anticipate, and could therefore, have a material adverse effect on our business, financial condition and results from operations.

In addition, the senior credit facility requires us to maintain certain leverage, interest and fixed charge coverage ratios. Although we believe we are on track to meet and/or maintain the financial ratios contained in our credit agreement, our ability to do so may be affected by events outside our control. Covenants in our senior credit facility also require us to use 100% of the proceeds we receive from debt issuances to repay outstanding borrowings under our senior credit facility. Any failure by us to comply with the terms and conditions of the credit agreement and the indenture governing the senior subordinated notes could have a material adverse effect on our business, financial condition and results from operations.

The senior credit facility and the indenture governing the senior subordinated notes contain cross-default provisions that may result in the acceleration of all of our indebtedness.

The senior credit facility and the indenture governing the senior subordinated notes contain provisions that allow the respective creditors to declare all outstanding borrowings under one agreement to be immediately due and payable as a result of a default under the other agreement. Consequently, under the senior credit facility, failure to make a payment required by the indenture governing the senior subordinated notes, among other things, may lead to an event of default under the senior credit facility. Similarly, an event of default or failure to make a required payment at maturity under the senior credit facility, among other things, may lead to an event of default under the indenture governing the senior subordinated notes. If the debt under the senior credit facility and indenture governing the senior subordinated notes were to both be accelerated, the aggregate amount immediately due and payable as of March 31, 2007 would have been approximately $463.3 million. We presently do not have sufficient liquidity to repay these borrowings in the event they were to be accelerated, and we may not have sufficient liquidity in the future to do so. Additionally, we may not be able to borrow money from other lenders to enable us to refinance the indebtedness. At March 31, 2007, the book value of our current assets was $83.8 million. Although the book value of our total assets was $1,063.4 million, approximately $968.1 million was in the form of intangible assets, including goodwill of $310.9 million, a significant portion of which are illiquid and may not be available to satisfy our creditors in the event our debt is accelerated.

Any failure to comply with the restrictions of the senior credit facility, the indenture governing the senior subordinated notes or any other subsequent financing agreements may result in an event of default. Such default may allow the creditors to accelerate the related debt, as well as any other debt to which the cross-acceleration or cross-default provisions apply. In addition, the lenders may be able to terminate any commitments they had made to supply us with additional funding. As a result, any default by us under our credit agreement, indenture governing the senior subordinated notes or any other financing agreement, could have a material adverse effect on our business, financial condition and results from operations.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend current and future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our products, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations.

The trading price of our common stock may be volatile.

The trading price of our common stock could be subject to significant fluctuations in response to several factors, some of which are beyond our control, including (i) general stock market volatility, (ii) variations in our quarterly operating results, (iii) our leveraged financial position, (iv) potential sales of additional shares of our common stock, (v) general trends in the consumer products industry, (vi) changes by securities analysts in their estimates or investment ratings, (vii) the relative illiquidity of our common stock and (viii) news regarding litigation in which we are or become involved.

Our principal stockholders have the ability to significantly influence our business, which may be disadvantageous to other stockholders and adversely affect the trading price of our common stock.

Entities affiliated with GTCR collectively own approximately 29.9% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. Under our amended and restated certificate of incorporation, the GTCR entities and non-employee directors will not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any GTCR entity or non-employee director, as the case may be, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, the GTCR entity or non-employee director, as the case may be, will not have any duty to communicate or offer such corporate opportunity to us and may pursue such corporate opportunity for itself or direct such corporate opportunity to another person. This concentration of stock ownership also may make it difficult for stockholders to replace management. In addition, this significant concentration of stock ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with stockholders who own significant blocks of stock. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders and the trading price of shares of our common stock could be adversely affected.

Substantial sales of our common stock by either our controlling stockholder or management or the perception that these sales could occur could cause the price of our common stock to decline.

Sales of substantial amounts of our common stock in the public market by GTCR or management, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Pursuant to an agreement with GTCR, we filed a Registration Statement on Form S-3 ("Form S-3") with the SEC in December 2006. While the Form S-

3 has yet to be declared effective by the SEC, once effective, our controlling stockholder will have the ability to sell common stock, up to the maximum number of common shares registered, into the public marketplace. Such a sale could adversely affect the price of our common stock.

We have no current intention of paying dividends to holders of our common stock.

We presently intend to retain our earnings, if any, for use in our operations, to facilitate strategic acquisitions, or to repay our outstanding indebtedness and have no current intention of paying dividends to holders of our common stock. In addition, our debt instruments limit our ability to declare and pay cash dividends on our common stock. As a result, your only opportunity to achieve a return on your investment in our common stock will be if the market price of our common stock appreciates and you sell your shares at a profit.

Our annual and quarterly results from operations may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, some of which are beyond our control, resulting in a decline in the price of our securities.

Our annual and quarterly results from operations may fluctuate significantly because of several factors, including:

- Increases and decreases in average quarterly revenues and profitability,
- The rate at which we make acquisitions or develop new products and successfully market them,
- Our inability to increase the sales of our existing products and expand their distribution,
- Changes in consumer preferences and competitive conditions, including the effects of competitors' operational, promotional or expansion activities,
- Seasonality of our products,
- Fluctuations in commodity prices, product costs, utilities and energy costs, prevailing wage rates, insurance costs and other costs,
- Our ability to recruit, train and retain qualified employees, and the costs associated with those activities,
- Changes in advertising and promotional activities and expansion to new markets,
- Negative publicity relating to us and the products we sell,
- Unanticipated increases in infrastructure costs,
- Impairment of goodwill or long-lived assets,
- Changes in interest rates, and
- Changes in accounting, tax, regulatory or other rules applicable to our business.

Our quarterly operating results and revenues may fluctuate as a result of any of these or other factors. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and revenues for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our securities could decrease.

We can be affected adversely and unexpectedly by the implementation of new, or changes in the interpretation of existing, accounting principles generally accepted in the United States of America ("GAAP").

Our financial reporting complies with GAAP, and GAAP is subject to change over time. If new rules or interpretations of existing rules require us to change our financial reporting, our financial condition and results from operations could be adversely affected.

Identification of material weakness in internal controls over financial reporting may adversely affect our financial results.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002. Those provisions provide for the identification and reporting of material weaknesses in our system of internal controls over financial reporting. If such a material weakness is identified, it could indicate a lack of controls adequate to generate accurate financial statements. We routinely assess our internal controls over financial reporting, but we cannot assure you that we will be able to timely remediate any material weaknesses that may be identified in future periods, or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure you that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly-traded companies.

Provisions in our amended and restated certificate of incorporation and Delaware law may discourage potential acquirers of our company, which could adversely affect the value of our securities.

Our amended and restated certificate of incorporation provides that our board of directors is authorized to issue from time to time, without further stockholder approval, up to 5.0 million shares of preferred stock in one or more series of preferred stock issuances. Our board of directors may establish the number of shares to be included in each series of preferred stock and determine, as applicable, the voting and other powers, designations, preferences, rights, qualifications, limitations and restrictions for such series of preferred stock. The shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of the Company without further action by our stockholders. The shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

Our amended and restated certificate of incorporation contains additional provisions that may have the effect of making it more difficult for a third party to acquire or attempt to acquire control of our company. In addition, we are subject to certain provisions of Delaware law that limit, in some cases, our ability to engage in certain business combinations with significant stockholders.

These provisions, either alone, or in combination with each other, give our current directors and executive officers the ability to significantly influence the outcome of a proposed acquisition of the Company. These provisions would apply even if an acquisition or other significant corporate transaction was considered beneficial by some of our stockholders. If a change in control or change in management is delayed or prevented by these provisions, the market price of our securities could decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Irvington, New York, a suburb of New York City. Primary functions undertaken at the Irvington facility include senior management, marketing, sales, operations, quality control and regulatory affairs, finance and legal. We lease our Irvington facility which expires on April 30, 2009. We also have an administrative center in Jackson, Wyoming. Primary functions undertaken at the Jackson facility include back office functions, such as invoicing, credit and collection, general ledger and customer service. We lease the Jackson facility which expires on December 31, 2007. We conduct business regarding all of our business segments at each of the Irvington, New York and Jackson, Wyoming facilities.

ITEM 3. LEGAL PROCEEDINGS

The Company and certain of its officers and directors are defendants in a consolidated putative securities class action lawsuit filed in the United States District Court for the Southern District of New York (the "Consolidated Action"). The first of the six consolidated cases was filed on August 3, 2005. Plaintiffs purport to represent a class of stockholders of the Company who purchased shares between February 9, 2005 through November 15, 2005. Plaintiffs also name as defendants the underwriters in the Company's initial public offering and a private equity fund that was a selling stockholder in the offering. The District Court has appointed a Lead Plaintiff. On December 23, 2005, the Lead Plaintiff filed a Consolidated Class Action Complaint, which asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Sections 10(b), 20(a) and 20A of the Securities Exchange Act of 1934. The Lead Plaintiff generally alleged that the Company issued a series of materially false and misleading statements in connection with its initial public offering and thereafter in regard to the following areas: the accounting issues described in the Company's press release issued on or about November 15, 2005; and the alleged failure to disclose that demand for certain of the Company's products was declining and that the Company was planning to withdraw several products from the market. Plaintiffs seek an unspecified amount of damages. The Company filed a motion to dismiss the Consolidated Class Action Complaint in February 2006. On July 10, 2006, the Court dismissed all claims against the Company and the individual defendants arising under the Securities Exchange Act of 1934. The parties have commenced the discovery process which is ongoing. On June 1, 2007, a hearing before the Court was held regarding Plaintiffs' pending motion for class certification in the Consolidated Action on which no decision has been rendered at this time. The Company's management believes the remaining claims are legally deficient and subject to meritorious defenses. The Company intends to vigorously pursue its defenses; however, the Company cannot reasonably estimate the potential range of loss, if any.

On May 23, 2006, Similasan Corporation filed a lawsuit against the Company in the United States District Court for the District of Colorado in which Similasan alleged false designation of origin, trademark and trade dress infringement, and deceptive trade practices by the Company related to *Murine* for Allergy Eye Relief, *Murine* for Tired Eye Relief and *Murine* for Earache Relief, as applicable. Similasan has requested injunctive relief, an accounting of profits and damages and litigation costs and attorneys' fees. In response, the Company filed an answer to the complaint with a potentially dispositive motion. In addition to the lawsuit filed by Similasan in the U.S. District Court for the District of Colorado, the Company also received a cease and desist letter from Swiss legal counsel to Similasan and its parent company, Similasan AG, a Swiss company. In the cease and desist letter, Similasan and Similasan AG have alleged a breach of the Secrecy Agreement executed by the Company and demanded that the Company cease and desist from (i) using confidential information covered by the Secrecy Agreement; and (ii) manufacturing, distributing, marketing or selling certain of its homeopathic products. The complaint in the Colorado action has been amended to include allegations relating to the breach of confidentiality and the Company has filed an answer and responsive motions. On February 22, 2007, prior to the Court's issuance of a decision regarding the pending motions, the Company agreed to a settlement of the litigation with Similasan and Similasan AG and executed a settlement agreement. The terms of the settlement agreement involved a dismissal of the litigation with prejudice and no monetary damages to the Company.

On September 28, 2006, OraSure Technologies, Inc. moved in the Supreme Court of the State of New York for a preliminary injunction prohibiting the Company from selling cryogenic wart removal products under the *Wartner* brand, which the Company acquired on September 21, 2006. OraSure Technologies is a supplier to the Company for the Company's *Compound W Freeze Off* business. The distribution agreement between the parties provides for mediation of contract disputes, followed by arbitration, if necessary. The contract in question is of five years duration ending in December 2007. On October 30, 2006, the Court denied OraSure Technologies' motion for a preliminary injunction. Subsequently, in a decision and order dated December 20, 2006, the Court denied a motion by OraSure Technologies for a rehearing regarding a preliminary injunction. An appeal was filed by OraSure in the Appellate Division of the Supreme Court of the State of New York on January 29, 2007, and the Company filed a brief with the Court on February 28, 2007. On May 17, 2007, the Appellate Division reversed the decision of the Supreme Court of the State of New York and issued a preliminary injunction prohibiting the marketing and selling of the *Wartner* brand by the Company until the underlying arbitration with OraSure was concluded. On May 21, 2007, the Company requested that the Appellate Division issue a stay of the preliminary injunction, consider reargument of the Appellate Division's decision and grant a leave to appeal to the Court of Appeals of the State of New York. In response to the Company's request for a stay of the preliminary injunction, the Appellate Division issued a stay of the preliminary injunction pending the Appellate Division's consideration of the Company's motion to reargue and request for leave to appeal to the Court of Appeals. The parties are currently awaiting the decision of the Appellate Division regarding the motions made by the Company. The Company believes the preliminary injunction was granted based upon factual and legal error and is inconsistent with the terms of the distribution agreement with OraSure and applicable law. The Company is also seeking resolution of the matter through arbitration as required pursuant to the distribution agreement. A hearing before the arbitration panel is scheduled to be held in August 2007.

The Company is also involved from time to time in other routine legal matters and other claims incidental to its business. The Company reviews outstanding claims and proceedings internally and with external counsel as necessary to assess probability and amount of potential loss. These assessments are re-evaluated at each reporting period and as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve. In addition, because it is not permissible under generally accepted accounting principles to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement). The Company believes the resolution of routine matters and other incidental claims, taking into account reserves and insurance, will not have a material adverse effect on its business, financial condition or results from operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Prestige Brands Holdings, Inc.'s common stock is listed on The New York Stock Exchange under the symbol "PBH." Our initial public offering occurred on February 9, 2005, and the first day of trading was February 10, 2005. The high and low prices of the Company's common stock as reported by The New York Stock Exchange for the Company's two most recent fiscal years on a quarterly basis were as follows:

Year Ended March 31, 2007	High	Low
Quarter Ended:		
June 30, 2006	$ 12.90	$ 8.25
September 30, 2006	11.55	8.50
December 31, 2006	13.87	10.77
March 31, 2007	13.53	10.80
Year Ended March 31, 2006		
Quarter Ended:		
June 30, 2005	$ 19.67	$ 15.80
September 30, 2005	21.15	10.50
December 31, 2005	12.50	9.39
March 31, 2006	13.13	10.22

Unregistered Sales of Equity Securities and Use of Proceeds

There were no equity securities sold by the Company during the period covered by this Annual Report on Form 10-K that were not registered under the Securities Act of 1933, as amended.

There were no purchases of shares of the Company's common stock made during the fourth quarter of 2007, by or on behalf of the Company or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Exchange Act.

Holders

As of June 1, 2007, there were 57 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

Dividend Policy

We have not in the past paid, and do not expect for the foreseeable future, to pay dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in our operations, to facilitate strategic acquisitions, or to pay down our outstanding indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results from operations, financial condition, capital requirements and contractual restrictions, including restrictions under our senior credit facility and the indenture governing our 9¼% senior subordinated notes, and any other considerations our board of directors deems relevant.

PERFORMANCE GRAPH

The following graph compares our cumulative total stockholder return since February 9, 2005, the date of our initial public offering, the Peer Group Index, the Russell 2000 Index (in which the Company is included) and the S&P Supercomposite 1500 Household and Personal Products Index. The graph assumes that the value of the investment in the Company's common stock and each index was $100.00 on February 9, 2005. The graph was also prepared based on the assumption that all dividends paid, if any, were reinvested. The Company has added the Peer Group Index to the performance graph since the Company has recently established a peer group in connection with its review and implementation of executive compensation packages for 2008. Based on the Company's use of the peer group for benchmarking purposes, the Company believes the peer group should be included in the performance graph.


COMPARISON OF CUMULATIVE TOTAL RETURN AMONG
PRESTIGE BRANDS HOLDINGS, INC., RUSSELL 2000 INDEX, S&P
SUPERCOMPOSITE 1500 HOUSEHOLD & PERSONAL PRODUCTS INDEX & PEER GROUP INDEX
DOLLARS
140
130
120
110
100
90
80
70
60
2/9/2005
3/31/2005
3/31/2006
3/31/2007
PRESTIGE BRANDS HOLDINGS, INC.
RUSSELL 2000 INDEX
S&P 1500 SUPERCOMPOSITE HOUSEHOLD & PERSONAL PRODUCTS INDEX
PEER GROUP INDEX

ASSUMES $100 INVESTED ON FEB. 9, 2005 ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING MAR. 31, 2007

	February 9, 2005 (1)	March 31 2005	March 31 2006	March 31 2007
Prestige Brands Holdings	$ 100.00	$ 110.31	$ 76.06	$ 74.06
The Peer Group Index (2)	100.00	97.33	117.96	131.29
The Russell 2000 Index	100.00	98.57	122.61	127.78
The S&P Supercomposite Index	100.00	101.32	106.25	122.91

(1) The Company's initial public offering priced at $16.00 per share on February 9, 2005. Shares of the Company's common stock closed at $17.75 per share on February 10, 2005, the first day the shares of the Company's common stock were traded on the NYSE.

(2) The Peer Group Index is a self-constructed peer group consisting of companies in the consumer products industry with comparable revenues and market capitalization, from which the Company has been excluded. Such Peer Group Index was constructed in connection with the Company's benchmark analysis of executive compensation and is comprised of the following companies: (i) Adams Respiratory Therapeutics Inc, (ii) Alpharma Inc., (iii) Bradley Pharmaceuticals, Inc. (iv) Chattem Inc., (v) Elizabeth Arden, Inc., (vi) Hain Celestial Group, Inc., (vii) Helen of Troy Limited, (viii) Inter Parfums, Inc., (ix) Lifetime Brands, Inc., (x) Maidenform Brands, Inc., (xi) Playtex Products, Inc., and (xii) WD-40 Company.

ITEM 6. SELECTED FINANCIAL DATA

Prestige Brands Holdings, Inc. and Predecessor

Summary historical financial data for the period from April 1, 2002 to February 5, 2004 is referred to as the "predecessor" information. On February 6, 2004, an indirect subsidiary of Prestige Brands Holdings, Inc. acquired Medtech Holdings, Inc. and The Denorex Company, which at the time were both under common control and management, in a transaction recognized using the purchase method of accounting. The summary financial data after such dates, referred to as "successor" information, includes the financial statement impact of recording fair value adjustments arising from such acquisitions. In addition, the summary financial data includes the effects of The Spic & Span Company, Bonita Bay Holdings, Inc., Vetco Inc. and Dental Concepts LLC and Wartner USA B.V. acquisitions, as well as the acquisition of the *Chore Boy* trademark, from their respective acquisition dates.

(In Thousands, except per share data)	Year Ended March 31		
	2007	2006	2005
Income Statement Data			
Total revenues	$ 318,634	$ 296,668	$ 289,069
Cost of sales [(1)]	153,147	139,430	139,009
Gross profit	165,487	157,238	150,060
Advertising and promotion expenses	32,005	32,082	29,697
Depreciation and amortization	10,384	10,777	9,800
General and administrative	28,416	21,158	20,198
Impairment of intangible assets and goodwill	--	9,317	--
Interest expense, net	39,506	36,346	44,726
Other expense [(2)]	--	--	26,863
Income before income taxes	55,176	47,558	18,776
Provision for income taxes	19,098	21,281	8,556
Net income	36,078	26,277	10,220
Cumulative preferred dividends on Senior Preferred and Class B Preferred units	--	--	(25,395)
Net income (loss) available to common stockholders	$ 36,078	$ 26,277	$ (15,175)
Net income (loss) per common share:			
Basic	$ 0.73	$ 0.54	$ (0.55)
Diluted	$ 0.72	$ 0.53	$ (0.55)
Weighted average shares outstanding:			
Basic	49,460	48,908	27,546
Diluted	50,020	50,008	27,546

	Year Ended March 31		
Other Financial Data	2007	2006	2005
Capital expenditures	$ 540	$ 519	$ 365
Cash provided by (used in):			
Operating activities	71,899	53,861	51,042
Investing activities	(31,051)	(54,163)	(425,844)
Financing activities	(35,290)	3,168	376,743

	March 31		
Balance Sheet Data	2007	2006	2005
Cash and cash equivalents	$ 13,758	$ 8,200	$ 5,334
Total assets	1,063,416	1,038,645	996,600
Total long-term debt, including current maturities	463,350	498,630	495,360
Stockholders' equity	445,334	409,407	382,047

(In Thousands, except per share data)	February 6, 2004 to March 31, 2004	April 1, 2003 to February 5, 2004	Year Ended March 31 2003
Income Statement Data	*(Successor)*	*(Predecessor)*	
Total revenues	$ 16,876	$ 68,402	$ 71,734
Cost of sales [1]	9,351	26,855	27,017
Gross profit	7,525	41,547	44,717
Advertising and promotion expenses	1,267	10,061	11,116
Depreciation and amortization	931	4,498	5,274
General and administrative	1,649	12,068	12,075
Interest expense, net	1,725	8,157	9,747
Other expense	--	1,404	685
Income before income taxes	1,953	5,359	5,820
Provision for income taxes	724	2,214	3,287
Income from continuing operations	1,229	3,145	2,533
Loss from discontinued operations	--	--	(5,644)
Cumulative effect of change in accounting principle	--	--	(11,785)
Net income (loss)	1,229	$ 3,145	$ (14,896)
Cumulative preferred dividends on Senior Preferred and Class B Preferred units	(1,390)		
Net loss available to members and common stockholders	$ (161)		
Basic and diluted net loss per share	$ (0.01)		
Basic and diluted weighted average shares outstanding	24,472		

Other Financial Data:	February 6, 2004 to March 31, 2004	April 1, 2003 to February 5, 2004	Year Ended March 31 2003
Capital expenditures	$ 42	$ 66	$ 421
Cash provided by (used in):			
Operating activities	(1,706)	7,843	12,519
Investing activities	(166,874)	(576)	(2,165)
Financing activities	171,973	(8,629)	(14,708)

Balance Sheet Data:	March 31, 2004	February 5, 2004	March 31, 2003
Cash and cash equivalents	$ 3,393	$ 2,868	$ 3,530
Total assets	325,358	145,130	142,056
Total long-term debt, including current maturities	148,694	71,469	81,866
Members'/Stockholders' equity	125,948	50,122	43,858

(1) For the period from February 6, 2004 to March 31, 2004 and for 2005, 2006 and 2007, cost of sales includes $1.8 million, $5.3 million, $248,000 and $276,000, respectively, of charges related to the step-up of inventory.

(2) For 2005, other expense includes a loss on debt extinguishment of $26.9 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations should be read together with the "Selected Financial Data" and the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis may contain forward-looking statements that involve certain risks, assumptions and uncertainties. Future results could differ materially from the discussion that follows for many reasons, including the factors described in Item 1A., "Risk Factors" in this Annual Report on Form 10-K, as well as those described in future reports filed with the SEC.

General

We are engaged in the marketing, sales and distribution of brand name over-the-counter healthcare, household cleaning and personal care products to mass merchandisers, drug stores, supermarkets and club stores primarily in the United States and Canada. We operate in niche segments of these categories where we can use the strength of our brands, our established retail distribution network, a low-cost operating model and our experienced management team as a competitive advantage to grow our presence in these categories and, as a result, grow our sales and profits.

We have grown our brand portfolio by acquiring strong and well-recognized brands from larger consumer products and pharmaceutical companies, as well as other brands from smaller private companies. While the brands we have purchased from larger consumer products and pharmaceutical companies have long histories of support and brand development, we believe that at the time we acquired them they were considered "non-core" by their previous owners and did not benefit from the focus of senior level management or strong marketing support. We believe that the brands we have purchased from smaller private companies have been constrained by the limited resources of their prior owners. After acquiring a brand, we seek to increase its sales, market share and distribution in both existing and new channels. We pursue this growth through increased spending on advertising and promotion, new marketing strategies, improved packaging and formulations and innovative new products.

In February 2005, we raised $448.0 million through an initial public offering ("IPO") of 28.0 million shares of common stock. The net proceeds of the offering were $416.8 million after deducting $28.0 million of underwriters' fees and $3.2 million of offering expenses. The net proceeds of $416.8 million plus $3.0 million from our revolving credit facility and $8.8 million of cash on hand went to repay $100.0 million of our existing senior indebtedness (plus a repayment premium of $3.0 million and accrued interest of $0.5 million), to redeem $84.0 million in aggregate principal amount of our existing 9¼% senior subordinated notes (plus a redemption premium of $7.8 million and accrued interest of $3.3 million), to repurchase an aggregate of 4.7 million shares of our common stock held by the GTCR funds and the TCW/Crescent funds for $30.2 million, and to contribute $199.8 million to our subsidiary, Prestige International Holdings, LLC, which was used to redeem all of its outstanding senior preferred units and class B preferred units. We did not receive any of the proceeds from the sale of 4.2 million shares by the selling stockholders as a result of underwriters exercising their over-allotment options.

In October 2005, we completed the acquisition of the "Chore Boy" brand of cleaning pads and sponges. The purchase price of this acquisition was $22.6 million, including direct costs of $400,000. We purchased the *Chore Boy* brand with funds generated from operations.

In November 2005, we completed the acquisition of Dental Concepts LLC, a marketer of therapeutic oral care products sold under "The Doctor's" brand. The adjusted purchase price of the ownership interests was approximately $30.2 million, including fees and expenses of the acquisition of $1.3 million. We financed the acquisition price through the utilization of our Revolving Credit Facility in the amount of $30.0 million and cash on hand.

In September 2006, we completed the acquisition of Wartner USA B.V., a privately held Netherlands limited liability company, which owned the intellectual property associated with the "Wartner" brand of over-the-counter wart treatment products. The purchase price of this acquisition was $31.2 million, inclusive of direct costs of the acquisition of $216,000. We purchased the *Wartner* brand with funds generated from operations and the assumption of approximately $5.0 million of contingent payments to the former owner of the *Wartner* brand.

Impact of Purchase Accounting
The acquisitions of Medtech, Spic and Span, Bonita Bay, Vetco, Dental Concepts and Wartner USA have been accounted for using the purchase method of accounting pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations" ("Statement No. 141"). As a result, these acquisitions will affect our future results of operations in significant respects. The aggregate acquisition consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed by us based upon their respective fair values as of the acquisition date. A significant portion of the acquisition consideration was allocated to amortizable intangible assets which results in amortization expense in the periods following the acquisitions. In addition, our borrowing to finance these acquisitions has resulted, and will continue to result in significant interest costs until such time that the debt obligations are repaid. For additional information, see "Liquidity and Capital Resources" contained in this Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in the notes to the audited financial statements included elsewhere in this Annual Report on Form 10-K. While all significant accounting policies are important to our consolidated financial statements, certain of these policies may be viewed as being critical. Such policies are those that are both most important to the portrayal of our financial condition and results from operations and require our most difficult, subjective and complex estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses or the related disclosure of contingent assets and liabilities. These estimates are based upon our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different conditions. The most critical accounting policies are as follows:

Revenue Recognition
We comply with the provisions of SEC Staff Accounting Bulletin No. 104 "Revenue Recognition," which states that revenue should be recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. We have determined that the transfer of risk of loss generally occurs when product is received by the customer, and, accordingly recognize revenue at that time. Provision is made for estimated discounts related to customer payment terms and estimated product returns at the time of sale based on our historical experience.

As is customary in the consumer products industry, we participate in the promotional programs of our customers to enhance the sale of our products. The cost of these promotional programs is recorded in accordance with Emerging Issues Task Force 01-09, *"Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"* as either advertising and promotional expenses or as a reduction of sales. Such costs vary from period-to-period based on the actual number of units sold during a finite period of time. We estimate the cost of such promotional programs at their inception based on historical experience and current market conditions and reduce sales by such estimates. These promotional programs consist of direct to consumer incentives such as coupons and temporary price reductions, as well as incentives to our customers, such as slotting fees and cooperative advertising. We do not provide incentives to customers for the acquisition of product in excess of normal inventory quantities since such incentives increase the potential for future returns, as well as reduce sales in the subsequent fiscal periods.

Estimates of costs of promotional programs are based on (i) historical sales experience, (ii) the current offering, (iii) forecasted data, (iv) current market conditions, and (v) communication with customer purchasing/marketing personnel. At the completion of the promotional program, the estimated amounts are adjusted to actual results. While our promotional expense for the year ended March 31, 2007 was $16.5 million, we participated in 5,900 promotional campaigns, resulting in an average cost of $2,800 per campaign. Of such amount, only 582 payments were in excess of $5,000. We believe that the estimation methodologies employed, combined with the nature of the promotional campaigns, makes the likelihood remote that our obligation would be misstated by a material amount. However, for illustrative purposes, had we underestimated the promotional program rate by 10% for the year ended March 31, 2007, our sales and operating income would have been adversely affected by approximately $1.6 million. Net income would have been adversely affected by approximately $1.0 million.

We also periodically run coupon programs in Sunday newspaper inserts or as on-package instant redeemable coupons. We utilize a national clearing house to process coupons redeemed by customers. At the time a coupon is distributed, a provision is made based upon historical redemption rates for that particular product, information provided as a result of the clearing house's experience with coupons of similar dollar value, the length of time the coupon is valid, and the seasonality of the coupon drop, among other factors. During the year ended March 31, 2007, we had 17 coupon events. The amount recorded against revenues and accrued for these events during the year was $2.7 million, of which $2.3 million was redeemed during the year.

Allowances for Product Returns
Due to the nature of the consumer products industry, we are required to estimate future product returns. Accordingly, we record an estimate of product returns concurrent with the recording of sales. Such estimates are made after analyzing (i) historical return rates, (ii) current economic trends, (iii) changes in customer demand, (iv) product acceptance, (v) seasonality of our product offerings, and (vi) the impact of changes in product formulation, packaging and advertising.

We construct our returns analysis by looking at the previous year's return history for each brand. Subsequently, each month, we estimate our current return rate based upon an average of the previous six months' return rate and review that calculated rate for reasonableness giving consideration to the other factors described above. Our historical return rate has been relatively stable; for example, for the years ended March 31, 2007, 2006 and 2005, returns represented 3.7%, 3.5%, and 3.6%, respectively, of gross sales. At March 31, 2007 and 2006, the allowance for sales returns was $1.8 million and $1.9 million, respectively.

While we utilize the methodology described above to estimate product returns, actual results may differ materially from our estimates, causing our future financial results to be adversely affected. Among the factors that could cause a material change in the estimated return rate would be significant unexpected returns with respect to a product or products that comprise a significant portion of our revenues. Based upon the methodology described above and our actual returns' experience, management believes the likelihood of such an event is remote. As noted, over the last three years, our actual product return rate has stayed within a range of 3.7% to 3.5% of gross sales. An increase of 0.1% in our estimated return rate as a percentage of gross sales would have adversely affected our reported sales and operating income for the year ended March 31, 2007 by approximately $371,000. Net income would have been adversely affected by approximately $228,000.

Allowances for Obsolete and Damaged Inventory
We value our inventory at the lower of cost or market value. Accordingly, we reduce our inventories for the diminution of value resulting from product obsolescence, damage or other issues affecting marketability equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

Many of our products are subject to expiration dating. As a general rule our customers will not accept goods with expiration dating of less than 12 months from the date of delivery. To monitor this risk, management utilizes a detailed compilation of inventory with expiration dating between zero and 15 months and reserves for 100% of the cost of any item with expiration dating of 12 months or less. At March 31, 2007 and 2006, the allowance for obsolete and slow moving inventory represented 5.8% and 2.9%, respectively, of total inventory. The year-over-year increase resulted primarily from obsolescence reserves related to products in the cough and cold category facing expiration dating. Inventory obsolescence costs charged to operations for the years ended March 31, 2007, 2006, and 2005 were 1.0%, 0.2%, and 0.3% of net sales, respectively. A 1.0% increase in our allowance for obsolescence at March 31, 2007 would have adversely affected our reported operating income and net income for the year ended March 31, 2007 by approximately $320,000 and $196,000, respectively.

Allowance for Doubtful Accounts
In the ordinary course of business, we grant non-interest bearing trade credit to our customers on normal credit terms. We maintain an allowance for doubtful accounts receivable which is based upon our historical collection experience and expected collectibility of the accounts receivable. In an effort to reduce our credit risk, we (i) establish credit limits for all of our customer relationships, (ii) perform ongoing credit evaluations of our customers' financial condition, (iii) monitor the payment history and aging of our customers' receivables, and (iv) monitor open orders against an individual customer's outstanding receivable balance.

We establish specific reserves for those accounts which file for bankruptcy, have no payment activity for 180 days or have reported major negative changes to their financial condition. The allowance for bad debts at March 31, 2007 and 2006 amounted to 0.1% and 0.3%, respectively, of accounts receivable. Bad debt expense (recoveries) for 2007, 2006 and 2005 were $(100,000), $(53,000) and $31,700, respectively, each representing 0.0% of net sales in each of the years.

While management believes that it is diligent in its evaluation of the adequacy of the allowance for doubtful accounts, an unexpected event, such as the bankruptcy filing of a major customer, could have an adverse effect on our future financial results. A 0.1% increase in our bad debt expense as a percentage of sales in 2007 would have resulted in a decrease in reported operating income of approximately $317,000, and a decrease in our reported net income of approximately $195,000.

Valuation of Intangible Assets and Goodwill
Goodwill and intangible assets amounted to $968.1 million and $935.1 million at March 31, 2007 and 2006, respectively. At March 31, 2007, goodwill and intangible assets were apportioned among our three operating segments as follows:

	Over-the-Counter Healthcare	Household Cleaning	Personal Care	Consolidated
Goodwill	$ 235,647	$ 72,549	$ 2,751	$ 310,947
Intangible assets				
Indefinite lived	374,070	170,893	--	544,963
Finite lived	94,776	21	17,397	112,194
	468,846	170,914	17,397	657,157
	$ 704,493	$ 243,463	$ 20,148	$ 968,104

Our *Clear Eyes, New-Skin, Chloraseptic, Compound W* and *Wartner* brands comprise the majority of the value of the intangible assets within the Over-The-Counter Healthcare segment. *Denorex, Cutex* and *Prell* comprised substantially all of the intangible asset value within the Personal Care segment. The *Comet, Spic and Span* and *Chore Boy* brands comprise substantially all of the intangible asset value within the Household Cleaning segment.

Goodwill and intangible assets comprise substantially all of our assets. Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed in a purchase business combination. Intangible assets generally represent our trademarks, brand names and patents. When we acquire a brand, we are required to make judgments regarding the value assigned to the associated intangible assets, as well as their respective useful lives. Management considers many factors, both prior to and after, the acquisition of an intangible asset in determining the value, as well as the useful life, assigned to each intangible asset that the Company acquires or continues to own and promote. The most significant factors are:

- **Brand History**
  A brand that has been in existence for a long period of time (*e.g.*, 25, 50 or 100 years) generally warrants a higher valuation and longer life (sometimes indefinite) than a brand that has been in existence for a very short period of time. A brand that has been in existence for an extended

period of time generally has been the subject of considerable investment by its previous owner(s) to support product innovation and advertising and promotion.

- **Market Position**
  Consumer products that rank number one or two in their respective market generally have greater name recognition and are known as quality product offerings, which warrant a higher valuation and longer life than products that lag in the marketplace.

- **Recent and Projected Sales Growth**
  Recent sales results present a snapshot as to how the brand has performed in the most recent time periods and represent another factor in the determination of brand value. In addition, projected sales growth provides information about the strength and potential longevity of the brand. A brand that has both strong current and projected sales generally warrants a higher valuation and a longer life than a brand that has weak or declining sales. Similarly, consideration is given to the potential investment, in the form of advertising and promotion, which is required to reinvigorate a brand that has fallen from favor.

- **History of and Potential for Product Extensions**
  Consideration also is given to the product innovation that has occurred during the brand's history and the potential for continued product innovation that will determine the brand's future. Brands that can be continually enhanced by new product offerings generally warrant a higher valuation and longer life than a brand that has always "followed the leader".

After consideration of the factors described above, as well as current economic conditions and changing consumer behavior, management prepares a determination of the intangible's value and useful life based on its analysis of the requirements of Statements No. 141 and No. 142. Under Statement No. 142, goodwill and indefinite-lived intangible assets are no longer amortized, but must be tested for impairment at least annually. Intangible assets with finite lives are amortized over their respective estimated useful lives and must also be tested for impairment.

On an annual basis, or more frequently if conditions indicate that the carrying value of the asset may not be recovered, management performs a review of both the values and useful lives assigned to goodwill and intangible assets and tests for impairment.

Finite-Lived Intangible Assets
As mentioned above, management performs a review annually, or more frequently if necessary, to ascertain the impact of events and circumstances on the estimated useful lives and carrying values of our trademarks and trade names. In connection with this analysis, management:

- Reviews period-to-period sales and profitability by brand,
- Analyzes industry trends and projects brand growth rates,
- Prepares annual sales forecasts,
- Evaluates advertising effectiveness,
- Analyzes gross margins,
- Reviews contractual benefits or limitations,
- Monitors competitors' advertising spend and product innovation,
- Prepares projections to measure brand viability over the estimated useful life of the intangible asset, and
- Considers the regulatory environment, as well as industry litigation.

Should analysis of any of the aforementioned factors warrant a change in the estimated useful life of the intangible asset, management will reduce the estimated useful life and amortize the carrying value prospectively over the shorter remaining useful life. Management's projections are utilized to assimilate all of the facts, circumstances and expectations related to the trademark or trade name and estimate the cash flows over its useful life. In the event that the long-term projections indicate that the carrying value is in excess of the undiscounted cash flows expected to result from the use of the intangible assets, management is required to record an impairment charge. Once that analysis is completed, a discount rate is applied to the cash flows to estimate fair value. The impairment charge is measured as the excess of the carrying amount of the intangible asset over fair value as calculated using the discounted cash flow analysis. Future events, such as competition, technological advances and reductions in advertising support for our trademarks and trade names could cause subsequent evaluations to utilize different assumptions.

Indefinite-Lived Intangible Assets
In a manner similar to finite-lived intangible assets, on an annual basis, or more frequently if necessary, management analyzes current events and circumstances to determine whether the indefinite life classification for a trademark or trade name continues to be valid. Should circumstance warrant a finite life, the carrying value of the intangible asset would then be amortized prospectively over the estimated remaining useful life.

In connection with this analysis, management also tests the indefinite-lived intangible assets for impairment by comparing the carrying value of the intangible asset to its estimated fair value. Since quoted market prices are seldom available for trademarks and trade names such as ours, we utilize present value techniques to estimate fair value. Accordingly, management's projections are utilized to assimilate all of the facts, circumstances and expectations related to the trademark or trade name and estimate the cash flows over its useful life. In performing this analysis, management considers the same types of information as listed above in regards to finite-lived intangible assets. Once that analysis is completed, a discount rate is applied to the cash flows to estimate fair value. Future events, such as competition, technological advances and reductions in advertising support for our trademarks and trade names could cause subsequent evaluations to utilize different assumptions.

Goodwill
As part of its annual test for impairment of goodwill, management estimates the discounted cash flows of each reporting unit, which is at the brand level, and one level below the operating segment level, to estimate their respective fair values. In performing this analysis, management considers the same types of information as listed above in regards to finite-lived intangible assets. In the event that the carrying amount of the reporting unit exceeds the fair value, management would then be required to allocate the estimated fair value of the assets and liabilities of the reporting unit as if the unit was acquired in a business combination, thereby revaluing the carrying amount of goodwill. In a manner similar to indefinite-lived assets, future events, such as competition, technological advances and reductions in advertising support for our trademarks and trade names could cause subsequent evaluations to utilize different assumptions.

In estimating the value of trademarks and trade names, as well as goodwill, at March 31, 2007, management applied a discount rate of 9.5%, the Company's then current weighted-average cost of funds, to the estimated cash flows; however that rate, as well as future cash flows may be influenced by such factors, including (i) changes in interest rates, (ii) rates of inflation, or (iii) sales or contribution margin reductions. In the event that the carrying value exceeded the estimated fair value of either intangible assets or goodwill, we would be required to recognize an impairment charge. Additionally, continued decline of the fair value ascribed to an intangible asset or a reporting unit caused by external factors may require future impairment charges.

During the three month period ended March 31, 2006, we recorded non-cash charges related to the impairment of intangible assets and goodwill of the Personal Care segment of $7.4 million and $1.9 million, respectively, because the carrying amounts of these "branded" assets exceeded their fair market values primarily as a result of declining sales caused by product competition. Should the related fair values of goodwill and intangible assets continue to be adversely affected as a result of declining sales or margins caused by competition, technological advances or reductions in advertising and promotional expenses, the Company may be required to record additional impairment charges. We were not required to record any asset impairment charges during the year ended March 31, 2007.

Stock-Based Compensation
During 2006, we adopted FASB Statement No. 123(R), "Share-Based Payment" ("Statement No. 123(R)") with the initial grants of restricted stock and options to purchase common stock to employees and directors in accordance with the provisions of the Plan. Statement No. 123(R) requires us to measure the cost of services to be rendered based on the grant-date fair value of the equity award. Compensation expense is to be recognized over the period which an employee is required to provide service in exchange for the award, generally referred to as the requisite service period. Information utilized in the determination of fair value includes the following:

- Type of instrument (i.e.: restricted shares vs. an option, warrant or performance shares),
- Strike price of the instrument,
- Market price of the Company's common stock on the date of grant,
- Discount rates,
- Duration of the instrument, and
- Volatility of the Company's common stock in the public market.

Additionally, management must estimate the expected attrition rate of the recipients to enable it to estimate the amount of non-cash compensation expense to be recorded in our financial statements. While management uses diligent analysis to estimate the respective variables, a change in assumptions or market conditions, as well as changes in the anticipated attrition rates, could have a significant impact on the future amounts recorded as non-cash compensation expense. The Company recorded non-cash compensation expense of $655,000 and $383,000 during 2007 and 2006, respectively. Assuming no changes in assumptions and no awards authorized by the Compensation Committee of the Board of Directors during 2008, we will record non-cash compensation expense of approximately $800,000. There were no stock-based compensation charges incurred during 2005.

Loss Contingencies
Loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of such loss is reasonable estimable. Contingent losses are often resolved over longer periods of time and involve many factors including:

- Rules and regulations promulgated by regulatory agencies,
- Sufficiency of the evidence in support of our position,
- Anticipated costs to support our position, and
- Likelihood of a positive outcome.

Recent Accounting Pronouncements
In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("Statement No. 159"). Statement No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. Statement No. 159 is effective for interim financial statements issued during the fiscal year beginning after November 15, 2007. The Company is evaluating the impact that the adoption of Statement No. 159 will have on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 was issued in an effort to eliminate the diversity in practice surrounding how companies quantify financial statement misstatements. SAB No. 108 requires that errors be quantified using both a balance sheet and income statement approach and evaluated as to materiality giving consideration to all relevant quantitative and qualitative factors. The adoption of SAB No. 108 did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("Statement No. 157") to address inconsistencies in the definition and determination of fair value pursuant to generally accepted accounting principles ("GAAP"). Statement No. 157 provides a single definition of fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements in an effort to increase comparability related to the recognition of market-based assets and liabilities and their impact on earnings. Statement No. 157 is effective for interim financial statements issued during the fiscal year beginning after November 15, 2007.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement 109" ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement 109. FIN No. 48 and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for the Company's interim financial statements issued after April 1, 2007, and is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Management has reviewed and continues to monitor the actions of the various financial and regulatory reporting agencies and is currently not aware of any other pronouncement that could have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Fiscal 2007 compared to Fiscal 2006

Revenues

	2007 Revenues	%	2006 Revenues	%	Increase (Decrease)	%
OTC Healthcare	$ 174,704	54.8	$ 160,942	54.3	$ 13,762	8.6
Household Cleaning	119,036	37.4	107,801	36.3	11,235	10.4
Personal Care	24,894	7.8	27,925	9.4	(3,031)	(10.9)
	$ 318,634	100.0	$ 296,668	100.0	$ 21,966	7.4

The 7.4% increase in revenues for 2007 versus 2006 was primarily a result of the acquisitions of the *Wartner* brand, acquired in September of 2006, and the *Chore Boy* and *The Doctor's* brands acquired in October and November 2005, respectively. Excluding the impact of the acquisitions, revenues were up 0.6%. Revenue increases in Over-the-Counter Healthcare and Household Cleaning segments were partially offset by a decrease in the Personal Care segment.

Over-the-Counter Healthcare Segment

Revenues for the Over-the-Counter Healthcare segment increased $13.8 million, or 8.6% for 2007 versus 2006. The increase was primarily attributable to the acquisition of the *Wartner* and *The Doctor's* brands. Excluding the impact of these acquisitions, revenues increased 1.2%. Revenue increases for *Clear Eyes*, *Little Remedies*, *Murine* and *Dermoplast* were partially offset by revenue declines on *Compound W, Chloraseptic and New Skin.* The *Clear Eyes* revenue growth was a result of continued strong consumer consumption trends, the launch of *Clear Eyes* Triple Action and Maximum Redness Relief, and increased shipments to international customers. The *Little Remedies* revenue increase was a result of improved consumer consumption. *Dermoplast's* revenue increase was due to increased shipments to institutional customers and the launch of *Dermoplast* Poison Ivy. The *Murine* revenue increase was primarily the result of improved consumer consumption of the ear product. The revenue decrease for *Compound W* was primarily a result of weaker consumer consumption primarily in the cryogenic segment of the wart remover category. *Chloraseptic's* revenue decrease was primarily due to lower consumer consumption as a result of a weak cough and cold flu season. *New Skin's* revenue decrease was the result of softness in the liquid bandage category.

Household Cleaning Segment

Revenues for the Household Cleaning segment increased $11.2 million, or 10.4%, for 2007 versus 2006. Excluding the acquisition of *Chore Boy*, revenues for this segment increased 2.8% for the period. *Comet* revenue increased during the period due to strong consumer consumption, expanded distribution and royalty revenues earned from licensing agreements in Eastern Europe and for institutional sales in North America. Revenues for the *Spic and Span* brand decreased during the period as a result of lower sales to the dollar store channel.

Personal Care Segment
Revenues of the Personal Care segment declined $3.0 million, or 10.9%, for 2007 versus 2006. The revenue decrease was the result of continued declines in consumer consumption trends for the *Cutex, Denorex* and *Prell* brands and was in accordance with management's expectations.

Gross Profit

	2007 Gross Profit	%	2006 Gross Profit	%	Increase (Decrease)	%
OTC Healthcare	109,103	62.5	$ 102,451	63.7	$ 6,652	6.5
Household Cleaning	46,034	38.7	42,713	39.6	3,321	7.8
Personal Care	10,350	41.6	12,074	43.2	(1,724)	(14.3)
	$ 165,487	51.9	$ 157,238	53.0	$ 8,249	5.2

Gross profit for 2007 increased $8.2 million, or 5.2%, versus 2006. As a percent of total revenue, gross profit decreased from 53.0% for 2006 to 51.9% during 2007. The decrease in gross profit percentage was a result of inventory obsolescence, higher product costs and increased shipments to non-North American distributors which have a lower margin than our domestic markets, partially offset by lower distribution expense. Shipments to markets outside of North America represented 4.6% of total revenues in 2007 versus 3.4% for 2006.

Over-the-Counter Healthcare Segment
Gross profit for 2007 increased $6.6 million, or 6.5%, versus 2006. As a percent of OTC revenue, gross profit decreased from 63.7% for 2006 to 62.5% during 2007. The decrease in gross profit percentage was primarily a result of obsolescence reserves of $2.6 million related to products in the cough and cold category facing expiration dating.

Household Cleaning Segment
Gross profit for 2007 increased $3.3 million, or 7.8%, versus 2006. As a percent of household cleaning revenue, gross profit decreased from 39.6% for 2006 to 38.7% during 2007. The decrease in gross profit percentage is primarily a result of increased product costs partially offset by royalties earned, with no associated costs, from our international and institutional licensing arrangements with Procter & Gamble.

Personal Care Segment
Gross profit for 2007 decreased $1.7 million, or 14.3%, versus 2006. As a percent of personal care revenue, gross profit decreased from 43.2% for 2006 to 41.6% during 2007. The decrease in gross profit percentage is a result of increased promotional pricing allowances and product costs.

Contribution Margin

	2007 Contribution Margin	%	2006 Contribution Margin	%	Increase (Decrease)	%
OTC Healthcare	$ 84,902	48.6	$ 80,027	49.7	$ 4,875	6.1
Household Cleaning	39,355	33.1	36,218	33.6	3,137	8.7
Personal Care	9,225	37.1	8,911	31.9	314	3.5
	$ 133,482	41.9	$ 125,156	42.2	$ 8,326	6.7

Contribution margin, defined as gross profit less advertising and promotional expenses, increased $8.3 million, or 6.7% for 2007 versus 2006. The contribution margin increase was a result of the increase in sales and gross profit as previously discussed, and a $77,000, or 0.2% reduction in advertising and promotional spending. The reduction in advertising and promotional spending is primarily a result of a $2.0 million reduction in the Personal Care segment mostly offset by an increase of $1.7 million in the Over-the-Counter Healthcare segment and $200,000 in the Household Cleaning segment.

Over-the-Counter Healthcare Segment
Contribution margin in the Over-the-Counter Healthcare segment increased by $4.9 million, or 6.1%, for 2007 versus 2006. The contribution margin increase was a result of the increase in sales and gross profit as previously discussed, partially offset by a $1.7 million, or an 8.0%, increase in advertising and promotional spending. The increase in advertising and promotional spending was primarily a result of increased media behind *The Doctor's Nightguard, Little Remedies* print media and *Chloraseptic* promotional spending, partially offset by a reduction in *Clear Eyes* and *New Skin* media.

Household Cleaning Segment
Contribution margin in the Household Cleaning segment increased by $3.1 million, or 8.7%, for 2007 versus 2006. The contribution margin increase was a result of the sales and gross profit increase previously discussed, slightly offset with a $184,000, or a 2.8% increase in advertising and promotional spending. The increase is a result of a modest reduction of *Comet* media and promotional spending offset by increased spending resulting from the *Chore Boy* acquisition.

Personal Care Segment
Contribution margin in the personal care segment was up $314,000, or 3.5% for 2007 versus 2006. The contribution margin increase was primarily the result of a $2.0 million, or 64.4%, reduction in advertising and promotion spending versus 2006, partially offset by the gross profit decline as previously discussed. The reduction in advertising and promotion was due to the Company's strategic decision to redeploy advertising and promotional funds in support of its growth brands in the other segments.

General and Administrative
General and administrative expenses were $28.4 million for 2007 versus $21.1 million for 2006. The increase was primarily related to additional staff added during the second half of 2006 and employee incentive plan compensation that was not earned in 2006, as well as severance compensation related to the departure of a member of management in 2007, increased stock-based compensation costs in 2007 and increased legal and professional fees in 2007.

Depreciation and Amortization
Depreciation and amortization expense was $10.4 million for 2007 versus $10.8 million for 2006. An increase in amortization related to intangible assets purchased in the Wartner and Dental Concepts acquisitions was partially offset by a reduction of the carrying value of certain trademarks in our Personal Care segment. During the three month period ended March 31, 2006, the Company recognized an asset impairment charge of approximately $7.4 million related to this segment. Depreciation expense decreased by $1.0 million for 2007 versus 2006 due to the absence of depreciation charges for manufacturing equipment that was fully depreciated as of January 31, 2006.

Impairment of Intangible Assets and Goodwill
We performed our impairment analyses of intangible assets and goodwill and determined, in accordance with FASB Statements No. 142 and 144, that no impairment existed in 2007. During the three month period ended March 31, 2006, we recorded non-cash charges related to the impairment of certain intangible assets and goodwill of the Personal Care segment of $7.4 million and $1.9 million, respectively. The impairment charges related to the intangible assets and goodwill were the result of their carrying amounts exceeding their fair market values as a result of declining sales.

Interest Expense
Net interest expense was $39.5 million for 2007 versus $36.3 million for the comparable period of 2006. This represented an increase of $3.2 million, or 8.7%, from 2006. The increase in interest expense was due to the increase in interest rates associated with our variable rate indebtedness. The average cost of funds increased from 6.3% for 2006 to 7.4% for 2007.

Income Taxes
The income tax provision for 2007 was $19.1 million, with an effective rate of 34.6%, compared to $21.3 million, with an effective rate of 44.7% for 2006. During 2006, the Company increased the effective tax rate to 39.1% and adjusted the deferred tax liabilities as a result of the completion of a state nexus study. Fiscal 2007 includes a

$2.2 million tax benefit resulting from a reduction in the deferred income tax rate to 38.4% from 39.1% as a result of the implementation of initiatives to obtain operational, as well as tax, efficiencies.

Fiscal 2006 compared to Fiscal 2005

Revenues

	2006 Revenues	%	2005 Revenues	%	Increase (Decrease)	%
OTC Healthcare	$ 160,942	54.3	$ 159,010	55.0	$ 1,932	1.2
Household Cleaning	107,801	36.3	97,897	33.9	9,904	10.1
Personal Care	27,925	9.4	32,162	11.1	(4,237)	(13.2)
	$ 296,668	100.0	$ 289,069	100.0	$ 7,599	2.6

Revenues increased by $7.6 million, or 2.6%, to $296.7 million for 2006 from $289.1 million for 2005. The increase was driven by the acquisitions of Vetco, Inc. and Dental Concepts LLC in October 2004 and November 2005, respectively, as well as the *Chore Boy* brand in October 2005. The Over-the-Counter Healthcare segment had revenues of $160.9 million for 2006, an increase of $1.9 million over revenues of $159.0 million for 2005. The Household Cleaning segment had revenues of $107.8 million for 2006, a $9.9 million increase over revenues of $97.9 million for 2005. The Personal Care segment had revenues of $27.9 million for 2006, a $4.2 million decrease from revenues of $32.2 million for 2005.

Over-the-Counter Healthcare Segment

Revenues of the Over-the-Counter Healthcare segment increased by $1.9 million, or 1.2%, for 2006 as a result of sales related to *The Doctor's* brand, which was acquired as part of the Dental Concepts acquisition in November 2005, a full year of revenue from the *Little Remedies* brand, which was acquired as part of the Vetco acquisition in October 2004, as well as the launch of the *Clear Eyes* for Dry Eyes product line at the end of 2005. Partially offsetting the increases related to the acquisitions and *Clear Eyes* were declines in *Chloraseptic*, *Compound W*, *New-Skin* and *Murine*. The decline in *Chloraseptic* was generally confined to the quarter ended December 31, 2005, and resulted from a formulation issue related to stability of several batches of the relief strips product line. Declines for *Compound W* and *New-Skin* were related to softness in the retail wart remover and liquid bandage categories, respectively. The decline for *Murine* was a result of decreased consumer consumption and lost distribution.

Household Cleaning Segment

Revenues of the Household Cleaning segment increased $9.9 million, or 10.1%, for 2006 as a result of the *Chore Boy* acquisition, as well as sales growth in 2006 from both the *Comet* and *Spic and Span* brands. The *Comet* revenue increase was driven by strong retail consumption of powder and sprays and expanded distribution of *Comet* Cream. The *Spic and Span* revenue increase was driven by increased distribution within the mass market channel of distribution.

Personal Care Segment

Revenues of the Personal Care segment declined $4.2 million, or 13.2%, for 2006 as a result of the continued decline in consumer consumption of the *Denorex* brand, attributable to increased competition in the dandruff shampoo category, as well as lower sales of *Cutex* due to increasing market share of private label brands, as well as a general softness in the nail polish remover category as more women choose to have their nails manicured at salons.

Gross Profit

	2006 Gross Profit	%	2005 Gross Profit	%	Increase (Decrease)	%
OTC Healthcare	$ 102,451	63.7	$ 98,440	61.9	$ 4,011	4.1
Household Cleaning	42,713	39.6	35,858	36.6	6,855	19.1
Personal Care	12,074	43.2	15,762	49.0	(3,688)	(23.4)
	$ 157,238	53.0	$ 150,060	51.9	$ 7,178	4.8

Gross profit increased by $7.2 million, or 4.8%, to $157.2 million for 2006 from $150.1 million for 2005. As a percentage of revenues, gross profit increased to 53.0% for 2006 from 51.9% in 2005. Excluding the inventory step-up costs of $200,000 in 2006 and $5.3 million in 2005, gross profit would have decreased to 53.1% for 2006 from 53.8% for 2005. The decrease in gross profit resulted primarily from a shift in the sales mix toward the Household Cleaning segment which has a lower gross profit relative to the Over-the-Counter Healthcare and Personal Care segments.

Over-the-Counter Healthcare Segment
Gross profit for the Over-the-Counter Healthcare segment increased by $4.0 million, or 4.1%, for 2006. As a percentage of revenues, gross profit increased to 63.7% for 2006 from 61.9% in 2005. Excluding the inventory step-up costs of $200,000 in 2006 and $2.7 million in 2005, gross profit would have increased to 63.8% for 2006 from 63.6% for 2005. The increase was primarily a result of a favorable product mix, partially offset by higher transportation, packaging and commodity costs.

Household Cleaning Segment
Gross profit for the Household Cleaning segment increased by $6.9 million, or 19.1%, for 2006. As a percentage of revenues, gross profit increased to 39.6% for 2006 from 36.6% in 2005. Excluding charges related to the inventory step-up of $2.4 million for 2005, gross profit as a percentage of revenues would have been 39.6% for 2006 compared to 39.1% for 2005. An increase in transportation costs in 2006 was offset by a favorable product mix.

Personal Care Segment
Gross profit for the Personal Care segment declined by $3.7 million, or 23.4%, for 2006. As a percentage of gross revenues, gross profit decreased to 43.2% for 2006 from 49.0% in 2005. The decrease in gross profit was due to the sales decline, as well as higher product and transportation costs. The increased product costs were the result of higher packaging and raw material costs and the introduction of a "value" size for *Denorex* in the third quarter of 2005.

Contribution Margin

	2006 Contribution Margin	%	2005 Contribution Margin	%	Increase (Decrease)	%
OTC Healthcare	$ 80,027	49.7	$ 79,897	50.2	$ 130	0.2
Household Cleaning	36,218	33.6	30,202	30.9	6,016	19.9
Personal Care	8,911	31.9	10,264	31.9	(1,353)	(13.2)
	$ 125,156	42.2	$ 120,363	41.6	$ 4,793	4.0

Contribution margin increased by $4.8 million, or 4.0%, to $125.2 million for 2006 from $120.4 million for 2005. The increase in contribution margin was due to the increased gross profit discussed above and a reduction of advertising and promotion spending in the Personal Care segment, partially offset by increased advertising and promotion spending on the core brands in the Over-the-Counter Healthcare segment and increases associated with the acquisitions of the *Little Remedies, Chore Boy* and *The Doctor's* brands.

Over-the-Counter Healthcare Segment
Contribution margin for the Over-the-Counter Healthcare segment increased by $130,000, or 0.2%, for 2006 as a result of the increased gross profit discussed above, offset by increased spending behind *Chloraseptic*, *Clear Eyes*, *Little Remedies* and *Compound W*, as well as by spending behind *The Doctor's* brand.

Household Cleaning Segment
Contribution margin for the Household Cleaning segment increased by $6.0 million, or 19.9%, for 2006 as a result of the increased gross profit discussed above, partially offset by an increase in advertising and promotion expenses. The increase in advertising and promotion expenses was a result of increased *Comet* media spending and advertising and promotion expenditures in support of the *Chore Boy* brand.

Personal Care Segment
Contribution margin for the Personal Care segment decreased by $1.4 million, or 13.2%, for 2006 as a result of the decrease in gross margin discussed above, partially offset by a reduction of $2.3 million of advertising and promotion expenses. The reduction in advertising and promotion expenses resulted primarily from the reduction of media support behind the *Denorex* brand.

General and Administrative Expenses
General and administrative expenses increased by $960,000, or 4.8%, to $21.2 million for 2006 from $20.2 million for 2005. The increase was due to accounting and legal costs associated with the Company's restatement of financial results, initial year testing in connection with compliance with the provisions of Section 404 of the Sarbanes-Oxley Act, increased staffing and stock-based compensation expense resulting from the application of FASB Statement No. 123(R). These increases were partially offset by a significant reduction in employee incentive compensation as a result of the Company's financial performance in 2006 not meeting internal objectives.

Depreciation and Amortization Expense
Depreciation and amortization expense increased by $1.0 million, or 10.2%, to $10.8 million for 2006 from $9.8 million for 2005. The increase was primarily due to amortization of intangible assets acquired with the Vetco and Dental Concepts acquisitions.

Impairment of Intangible Assets and Goodwill
During the fourth quarter of 2006, we recorded non-cash charges related to the impairment of certain intangible assets and goodwill of the Personal Care segment of $7.4 million and $1.9 million, respectively. We performed our impairment analyses of intangible assets and goodwill and determined, in accordance with FASB Statements No. 142 and 144, that the carrying amounts of these "branded" assets exceeded their fair market values as a result of declining sales.

Net Interest Expense
Net interest expense was $36.3 million in 2006 compared to $44.7 million in 2005. The decrease in interest expense of $8.4 million, or 18.7%, was due to the reduction of indebtedness outstanding, partially offset by higher interest rates on the remaining indebtedness. In February 2005, the Company significantly reduced debt with the proceeds from its IPO.

Loss on Extinguishment of Debt
For 2006 the loss on extinguishment of debt was $0, compared to $26.9 million for 2005. The $26.9 million loss on extinguishment of debt consisted of $19.3 million of charges related to the $184.0 million of debt retired in connection with our IPO and $7.6 million related to the write-off of deferred financing costs associated with the borrowings retired in connection with the Medtech acquisition.

Income Taxes
The provision for income taxes in 2006 was $21.3 million, with an effective rate of 44.7%, compared to a provision of $8.6 million for 2005, with an effective rate of 45.6%. The provision for income taxes in 2006 includes a $2.0 million charge, recorded during the quarter ended March 31, 2006, resulting from an increase in the state tax rate associated with the Company's deferred tax liability. The increase resulted from the completion of a state tax nexus study during the quarter. The provision for income taxes in 2005 includes a $1.2 million

charge, recorded during the quarter ended March 31, 2005, resulting from an increase in the Company's graduated federal income tax rate from 34% to 35% related to its deferred income tax liability.

Liquidity and Capital Resources

Liquidity

We have financed and expect to continue to finance our operations with a combination of internally generated funds and borrowings. In February 2005, we completed an initial public offering that provided the Company with net proceeds of $416.8 million which were used to repay the $100.0 million outstanding under the Tranche C Facility of our Senior Credit Facility, to redeem $84.0 million in aggregate principal amount of our existing 9.25% Senior Notes, to repurchase common stock held by the GTCR funds and the TCW/Crescent funds, and to redeem all of the outstanding senior preferred units and class B preferred units held by previous investors in Prestige International Holdings, LLC, the predecessor-in-interest to Prestige Brands Holdings, Inc. Effective upon the completion of the IPO, we entered into an amendment to the credit agreement that, among other things, allows us to increase the indebtedness we can incur under our Tranche B Term Loan Facility to $200.0 million and allows for an increase in our Revolving Credit Facility up to $60.0 million. Our principal uses of cash are for operating expenses, debt service, acquisitions, working capital and capital expenditures.

	Year Ended March 31		
(In thousands)	2007	2006	2005
Net cash provided by (used in):			
Operating activities	$ 71,899	$ 53,861	$ 51,042
Investing activities	(31,051)	(54,163)	(425,844)
Financing activities	(35,290)	3,168	376,743

Fiscal 2007 compared to fiscal 2006

Operating Activities

Net cash provided by operating activities was $71.9 million for 2007 compared to $53.9 million 2006. The $18.0 million increase in net cash provided by operating activities was primarily the result of the following:

- An increase of net income of $9.8 million from $26.3 million for 2006 to $36.1 million for 2007,
- An improvement of $22.3 million in the components of operating assets and liabilities as a result of net operating assets and liabilities decreasing by $11.8 million in 2007 compared to an increase of $10.5 million in 2006, offset by
- A decrease in non-cash expenses of $14.1 million from $38.1 million for 2006 to $24.0 million for 2007.

Investing Activities

Net cash used for investing activities was $31.1 million for 2007 compared to $54.2 million for 2006. The net cash used for investing activities for 2007 was primarily the result of the acquisition of Wartner USA B.V., while during 2006, cash was used primarily for the acquisitions of the *Chore Boy* brand of cleaning pads and sponges and *The Doctor's* brand of therapeutic oral care products.

Financing Activities

Net cash used for financing activities was $35.3 million for 2007 compared to net cash provided by financing activities of $3.2 million for 2006. During 2007, the Company repaid $31.6 million of indebtedness in excess of normal maturities with cash generated from operations. This reduced our outstanding indebtedness to $463.3 million from $498.6 million at March 31, 2006. In November 2005, the Company incurred $30.0 million of indebtedness to fund the acquisition of Dental Concepts LLC. Of such amount, $23.0 million was repaid during 2006.

The Company's cash flow from operations exceeded net income due to the substantial non-cash charges related to depreciation and amortization of intangibles, increases in deferred income tax liabilities resulting from differences in the amortization of intangible assets and goodwill for income tax and financial reporting purposes, the amortization of certain deferred financing costs and stock-based compensation.

Fiscal 2006 compared to fiscal 2005
Operating Activities
Net cash provided by operating activities was $53.9 million for 2006 compared to $51.0 million for 2005. The $2.9 million increase was primarily due to:

- An increase in net income of $16.1 million from $10.2 million for 2005 to $26.3 million for 2006,
- A deterioration of $3.4 million in the components of operating assets and liabilities as a result of net operating assets and liabilities increasing by $10.5 million in 2006 compared to an increase of $7.1 million in 2005, and
- A decrease in non-cash expenses of $9.8 million from $47.9 million for 2005 to $38.1 million for 2006.

Investing Activities
Net cash used in investing activities was $54.2 million for 2006 compared to net cash used of $425.8 million for 2005. The net cash used in investing activities for 2006 was primarily for the acquisitions of the *Chore Boy* brand and Dental Concepts in October and November 2005, respectively. The net cash used in investing activities for 2005 was primarily for the acquisitions of Bonita Bay and Vetco in April and October 2004, respectively.

Financing Activities
Net cash provided by financing activities was $3.2 million for 2006 compared to $376.7 million for 2005. Net cash provided by financing activities for 2006 was due primarily to $30.0 million of borrowings on the Company's revolving credit facility to finance the purchase of Dental Concepts, offset by repayments of $23.0 million, and $3.7 million of mandatory principal payments on the term loan. Net cash provided by financing activities for 2005 was primarily a function of the following events: (i) to finance the acquisitions of Bonita Bay and Vetco, the Company borrowed $698.5 million and issued preferred units and common units of $58.7 million, (ii) the repayment of the debt incurred in February 2004 at the time of the Medtech/Denorex acquisition and the repayment of the revolving credit facility and scheduled payments on current debt which all totaled $345.5 million, (iii) the February 2005 IPO raised $416.8 million, and (iv) the repayment of $184.0 million of debt, the repurchase $199.8 million of senior preferred units and class B preferred units, and the repurchase of 4.4 million shares of common stock for $30.2 million, all from the net proceeds of the IPO.

Capital Resources

On February 15, 2005, our initial public offering of common stock resulted in net proceeds of $416.8 million. The proceeds were used to repay the $100.0 million outstanding under the Tranche C facility of our senior credit facility and to redeem $84.0 million in aggregate principal amount of our existing $9^1/_4$% senior subordinated notes which were issued in connection with our acquisitions of Bonita Bay and Vetco in 2004.

As of March 31, 2007, we had an aggregate of $463.4 million of outstanding indebtedness, which consisted of the following:

- $337.4 million of borrowings under the Tranche B Term Loan Facility, and

- $126.0 million of 9.25% Senior Subordinated Notes due 2012.

We had $60.0 million of borrowing capacity available under the Revolving Credit Facility at such time, as well as $200.0 million available under the Tranche B Term Loan Facility.

All loans under the Senior Credit Facility bear interest at floating rates, based on either the prime rate, or at our option, the LIBOR rate, plus an applicable margin. As of March 31, 2007, an aggregate of $337.4 million was outstanding under the Senior Credit Facility at a weighted average interest rate of 7.63%.

In June 2004, we purchased a 5% interest rate cap agreement with a notional amount of $20.0 million which expired in June 2006. In March 2005, we purchased interest rate cap agreements that became effective August 30, 2005, with a total notional amount of $180.0 million and LIBOR cap rates ranging from 3.25% to 3.75%. On May 31, 2006, an interest rate cap agreement with a notional amount of $50.0 million and a 3.25% cap rate expired. Additionally, an interest rate cap agreement with a notional amount of $80.0 million and a 3.50% cap rate expired on May 30, 2007. The remaining agreement, with a notional amount of $50.0 million and a cap rate of 3.75%, terminates on May 30, 2008. The fair value of the interest rate cap agreements was $1.2 million at March 31, 2007.

The Tranche B Term Loan Facility matures in October 2011. We must make quarterly principal payments on the Tranche B Term Loan Facility equal to $887,500, representing 0.25% of the initial principal amount of the term loan. The Revolving Credit Facility matures and the commitments relating to the Revolving Credit Facility terminate in April 2009.

Effective as of December 19, 2006: (i) a Second Supplemental Indenture ("Second Supplemental Indenture") and (ii) a Guaranty Supplement ("Indenture Guaranty Supplement") were entered into with the trustee for the holders of the Senior Subordinated Notes. The Second Supplemental Indenture supplements and amends the indenture, dated as of April 6, 2004, as supplemented on October 6, 2004 ("Indenture"). Pursuant to the terms of the Second Supplemental Indenture and the Indenture Guaranty Supplement, the Company agreed to guaranty all of the obligations of Prestige Brands, Inc., an indirect wholly-owned subsidiary of the Company ("PBI"), set forth in the Indenture governing the PBI's Senior Subordinated Notes. The Second Supplemental Indenture also amended the covenant requiring Prestige Brands International, LLC ("Prestige Brands International"), an indirect wholly-owned subsidiary of the Company, to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). So long as the Company or any other guarantor is required to file periodic reports under Section 13 or 15(d) of the Exchange Act that are substantially the same as the periodic reports that Prestige Brands International would otherwise be required to file with the SEC pursuant to the Indenture, Prestige Brands International is not required to file such reports.

Also effective as of December 19, 2006, a Joinder Agreement ("Joinder Agreement") and a Guaranty Supplement ("Credit Agreement Guaranty Supplement") were entered into with the administrative agent for the lenders under the Senior Credit Facility. Pursuant to the terms of the Joinder Agreement and the Credit Agreement Guaranty Supplement, the Company agreed to become a party to the Pledge and Security Agreement ("Security Agreement") and the Guaranty ("Credit Agreement Guaranty"), each dated as of April 6, 2004, by PBI and certain of its affiliates in favor of the lenders. The Security Agreement and the Credit Agreement Guaranty secure the performance by PBI of its obligations under the Credit Agreement, dated as of April 6, 2004, as amended ("Credit Agreement"), by granting security interests to PBI's lenders in collateral owned by the Company and certain of its subsidiaries and providing guaranties of such obligations by certain of PBI's affiliates.

The Revolving Credit Facility and the Tranche B Term Loan Facility contain various financial covenants, including provisions that require us to maintain certain leverage ratios, interest coverage ratios and fixed charge coverage ratios. The Revolving Credit Facility and the Tranche B Term Loan Facility, as well as the Senior Subordinated Notes, contain provisions that accelerate our indebtedness on certain changes in control and restrict us from undertaking specified corporate actions, including, asset dispositions, acquisitions, payment of dividends and other specified payments, repurchasing the Company's equity securities in the public markets, incurrence of indebtedness, creation of liens, making loans and investments and transactions with affiliates. Specifically, we must:

- Have a leverage ratio of less than 5.0 to 1.0 for the quarter ended March 31, 2007, decreasing over time to 3.75 to 1.0 for the quarter ending September 30, 2010, and remaining level thereafter,

- Have an interest coverage ratio of greater than 2.75 to 1.0 for the quarter ended March 31, 2007, increasing over time to 3.25 to 1.0 for the quarter ending March 31, 2010, and

- Have a fixed charge coverage ratio of greater than 1.5 to 1.0 for the quarter ended March 31, 2007, and for each quarter thereafter until the quarter ending March 31, 2011.

At March 31, 2007, we were in compliance with the applicable financial and restrictive covenants under the Senior Credit Facility and the Indenture governing the Senior Subordinated Notes.

Our principal sources of funds are anticipated to be cash flows from operating activities and available borrowings under the Revolving Credit Facility and Tranche B Term Loan Facility. We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for working capital, capital expenditures and other needs for at least the next 12 months. As part of our growth strategy, we regularly review acquisition opportunities and other potential strategic transactions, which may require additional debt or equity financing. If additional financing is required, there are no assurances that it will be available, or if available, that it can be obtained on terms favorable to us or on a basis that is not dilutive to our stockholders.

Commitments

As of March 31, 2007, we had ongoing commitments under various contractual and commercial obligations as follows:

	Payments Due by Period				
(In Millions) **Contractual Obligations**	**Total**	**Less than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**After 5 Years**
Long-term debt	$ 463.4	$ 3.6	$ 7.1	$ 326.7	$ 126.0
Interest on long-term debt (1)	160.0	37.5	74.0	48.5	--
Operating leases	1.5	0.7	0.8	--	--
Total contractual cash obligations	$ 624.9	$ 41.8	$ 81.9	$ 375.2	$ 126.0

(1) Represents the estimated interest obligations on the outstanding balances of the Revolving Credit Facility, Tranche B Term Loan Facility and Senior Subordinated Notes, together, assuming scheduled principal payments (based on the terms of the loan agreements) were made and assuming a weighted average interest rate of 8.07%. Estimated interest obligations would be different under different assumptions regarding interest rates or timing of principal payments. If interest rates on borrowings with variable rates increased by 1%, interest expense would increase approximately $3.4 million, in the first year. However, given the protection afforded by the interest rate cap agreements, the impact of a one percentage point increase would be limited to $2.7 million.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Inflation

Inflationary factors such as increases in the costs of raw materials, packaging materials, purchased product and overhead may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial condition or results from operations for the periods referred to above, a high rate of inflation in the future could have a material adverse effect on our business, financial condition or results from operations. The recent increase in crude oil prices has had an adverse impact on transportation costs, as well as, certain petroleum based raw materials and packaging material. Although the Company takes efforts to minimize the impact of inflationary factors, including raising prices to our customers, a high rate of pricing volatility associated with crude oil supplies may continue to have an adverse effect on our operating results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLR Act"), including, without limitation, information within Management's Discussion and Analysis of Financial Condition and Results of Operations. The following cautionary statements are being made pursuant to the provisions of the PSLR Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the PSLR Act. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention to update any forward-looking statements to reflect events or circumstances arising after the date of this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements included in this Annual Report on Form 10-K or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or other similar words and phrases. Forward-looking statements and our plans and expectations are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, and our business in general is subject to such risks. For more information, see "Risk Factors" contained in Item 1A of this Annual Report on Form 10-K. In addition, our expectations or beliefs concerning future events involve risks and uncertainties, including, without limitation:

- General economic conditions affecting our products and their respective markets,
- The high level of competition in our industry and markets,
- Our dependence on a limited number of customers for a large portion of our sales,
- Disruptions in our distribution center,
- Acquisitions or other strategic transactions diverting managerial resources, or incurrence of additional liabilities or integration problems associated with such transactions,
- Changing consumer trends or pricing pressures which may cause us to lower our prices,
- Increases in supplier prices,
- Increases in transportation and fuel charges,
- Changes in our senior management team,
- Our ability to protect our intellectual property rights,
- Our dependency on the reputation of our brand names,
- Shortages of supply of sourced goods or interruptions in the manufacturing of our products,
- Our level of debt, and ability to service our debt,
- Any adverse judgments rendered in any pending litigation or arbitration,
- Our ability to obtain additional financing, and
- The restrictions imposed by our senior credit facility and the indenture on our operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in interest rates because our senior credit facility is variable rate debt. Interest rate changes, therefore, generally do not affect the market value of such debt, but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. At March 31, 2007, we had variable rate debt of approximately $337.4 million related to our Tranche B term loan.

In an effort to protect the Company from the adverse impact that rising interest rates would have on our variable rate debt, we have entered into various interest rate cap agreements to hedge this exposure. In June 2004, we purchased a 5% interest rate cap agreement with a notional amount of $20.0 million which terminated in June 2006. In March 2005, we purchased interest rate cap agreements that became effective August 30, 2005, with a total notional amount of $180.0 million and LIBOR cap rates ranging from 3.25% to 3.75%. On May 31, 2006, an interest rate cap agreement with a notional amount of $50.0 million and a 3.25% cap rate expired. Additionally, an interest rate cap agreement with a notional amount of $80.0 million and a 3.50% cap rate expired on May 30, 2007. The remaining agreement, with a notional amount of $50.0 million and a cap rate of 3.75%, terminates on May 30, 2008.

Holding other variables constant, including levels of indebtedness, a one percentage point increase in interest rates on our variable rate debt would have an adverse impact on pre-tax earnings and cash flows for fiscal 2008 of approximately $3.4 million. However, given the protection afforded by the interest rate cap agreements, the impact of a one percentage point increase would be limited to $2.7 million. The fair value of the interest rate cap agreements was $1.2 million at March 31, 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this Item are described in Part IV, Item 15 of this Annual Report on Form 10-K and are presented beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a–15(e) of the Securities Exchange Act of 1934 ("Exchange Act") as of March 31, 2007. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2007, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, Management and other personnel, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the control objectives will be met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate over time.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2007. In making its assessment, management has used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (the "COSO Criteria").

Based on our assessment utilizing the COSO Criteria, management has concluded that the Company's internal control over financial reporting was effective as of March 31, 2007.

Management's assessment of the effectiveness of the Company's internal control over financial reporting, as of March 31, 2007, has been audited by PricewaterhouseCoopers LLP ("PWC"), the Company's independent registered public accounting firm, who also audited the Company's consolidated financial statements, as stated in their report included in Part IV, Item 15, of this Annual Report on Form 10-K. PWC has issued an attestation report on management's assessment of the Company's internal controls over financial reporting, a copy of which is included in PWC's report contained in Part IV, Item 15, of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes during the quarter ended March 31, 2007 in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

Part III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required to be disclosed by this Item will be contained in the Company's 2007 Proxy Statement, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required to be disclosed by this Item will be contained in the Company's 2007 Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required to be disclosed by this Item will be contained in the Company's 2007 Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE

Information required to be disclosed by this Item will be contained in the Company's 2007 Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required to be disclosed by this Item will be contained in the Company's 2007 Proxy Statement, which is incorporated herein by reference.

Part IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The financial statements and financial statement schedules listed below are set forth at pages F-1 through F-37 of this Annual Report on Form 10-K, which are incorporated herein to this Item as if copied verbatim.

Prestige Brands Holdings, Inc.
Report of Independent Registered Public Accounting Firm,
PricewaterhouseCoopers LLP
Consolidated Statements of Operations for each of the three years in
the period ended March 31, 2007
Consolidated Balance Sheets at March 31, 2007 and 2006
Consolidated Statements of Members' and Stockholders' Equity and
Comprehensive Income for each of the three years in the period ended March 31, 2007
Consolidated Statements of Cash Flows for each of the three years
in the period ended March 31, 2007
Notes to Consolidated Financial Statements
Schedule II—Valuation and Qualifying Accounts

(a) (2) Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts listed in (a)(1) above is incorporated herein by reference as if copied verbatim. Schedules other than those listed in the preceding sentence have been omitted as they are either not required, not applicable, or the information has otherwise been shown in the consolidated financial statements or notes thereto.

(b) Exhibits

See Exhibit Index immediately following the signature pages to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRESTIGE BRANDS HOLDINGS, INC.

By: /s/ **PETER J. ANDERSON**
Name: Peter J. Anderson
Title: *Chief Financial Officer*
Date: June 14, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	*Title*	*Date*
/s/ **MARK PETTIE** Mark Pettie	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	June 14, 2007
/s/ **PETER J. ANDERSON** Peter J. Anderson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 14, 2007
/s/ **L. DICK BUELL** L. Dick Buell	Director	June 14, 2007
/s/ **JOHN E. BYOM** John E. Byom	Director	June 14, 2007
/s/ **GARY E. COSTLEY** Gary E. Costley	Director	June 14, 2007
/s/ **DAVID A. DONNINI** David A. Donnini	Director	June 14, 2007
/s/ **RONALD B. GORDON** Ronald B. Gordon	Director	June 14, 2007
/s/ **VINCENT J. HEMMER** Vincent J. Hemmer	Director	June 14, 2007
/s/ **PATRICK M. LONERGAN** Patrick M. Lonergan	Director	June 14, 2007
/s/ **PETER C. MANN** Peter C. Mann	Director	June 14, 2007
/s/ **RAYMOND P. SILCOCK** Raymond P. Silcock	Director	June 14, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Prestige Brands Holdings, Inc.

Audited Financial Statements

March 31, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Prestige Brands Holdings, Inc.

We have completed integrated audits of Prestige Brands Holdings, Inc.'s 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members' and stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Prestige Brands Holdings, Inc. and its subsidiaries at March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission, is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah
June 14, 2007

Prestige Brands Holdings, Inc.
Consolidated Statements of Operations

(In thousands, except per share data)	Year Ended March 31 2007	2006	2005
Revenues			
Net sales	$ 316,847	$ 296,239	$ 288,918
Other revenues	1,787	429	151
Total revenues	318,634	296,668	289,069
Cost of Sales			
Cost of sales	153,147	139,430	139,009
Gross profit	165,487	157,238	150,060
Operating Expenses			
Advertising and promotion	32,005	32,082	29,697
General and administrative	28,416	21,158	20,198
Depreciation	744	1,736	1,899
Amortization of intangible assets	9,640	9,041	7,901
Impairment of goodwill	--	1,892	--
Impairment of intangible asset	--	7,425	--
Total operating expenses	70,805	73,334	59,695
Operating income	94,682	83,904	90,365
Other income (expense)			
Interest income	972	568	371
Interest expense	(40,478)	(36,914)	(45,097)
Loss on disposal of equipment	--	--	(9)
Loss on extinguishment of debt	--	--	(26,854)
Total other income (expense)	(39,506)	(36,346)	(71,589)
Income before income taxes	55,176	47,558	18,776
Provision for income taxes	(19,098)	(21,281)	(8,556)
Net income	36,078	26,277	10,220
Cumulative preferred dividends on Senior Preferred and Class B Preferred Units	--	--	(25,395)
Net income (loss) available to members and common stockholders	$ 36,078	$ 26,277	$ (15,175)
Basic earnings (loss) per share	$ 0.73	$ 0.54	$ (0.55)
Diluted earnings (loss) per share	$ 0.72	$ 0.53	$ (0.55)
Weighted average shares outstanding:			
Basic	49,460	48,908	27,546
Diluted	50,020	50,008	27,546

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Balance Sheets

(In thousands) **Assets**	March 31, 2007	March 31, 2006
Current assets		
Cash and cash equivalents	$ 13,758	$ 8,200
Accounts receivable	35,167	40,042
Inventories	30,173	33,841
Deferred income tax assets	2,735	3,227
Prepaid expenses and other current assets	1,935	701
Total current assets	83,768	86,011
Property and equipment	1,449	1,653
Goodwill	310,947	297,935
Intangible assets	657,157	637,197
Other long-term assets	10,095	15,849
Total Assets	$ 1,063,416	$ 1,038,645
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 19,303	$ 18,065
Accrued interest payable	7,552	7,563
Income taxes payable	--	1,795
Other accrued liabilities	10,505	4,582
Current portion of long-term debt	3,550	3,730
Total current liabilities	40,910	35,735
Long-term debt	459,800	494,900
Other long-term liabilities	2,801	--
Deferred income tax liabilities	114,571	98,603
Total Liabilities	618,082	629,238
Commitments and Contingencies – Note 15		
Stockholders' Equity		
Preferred stock - $0.01 par value		
Authorized – 5,000 shares		
Issued and outstanding – None	--	--
Common stock - $0.01 par value		
Authorized – 250,000 shares		
Issued – 50,060 shares and 50,056 shares at March 31, 2007 and 2006, respectively	501	501
Additional paid-in capital	379,225	378,570
Treasury stock, at cost – 55 shares and 18 shares at March 31, 2007 and 2006, respectively	(40)	(30)
Accumulated other comprehensive income	313	1,109
Retained earnings	65,335	29,257
Total stockholders' equity	445,334	409,407
Total Liabilities and Stockholders' Equity	$ 1,063,416	$ 1,038,645

See accompanying notes.

Prestige Brands Holdings, Inc.

Consolidated Statement of Changes in Members' and Stockholders' Equity and Comprehensive Income

(In thousands)	Senior Preferred Units		Class B Preferred Units		Common Units		Common Stock	
	Units	Amount	Units	Amount	Units	Amount	Shares	Amount
Balances at March 31, 2004	23	$ 17,768	107	$ 96,807	57,902	$ 5,273	--	$ --
Issuance of Preferred and Common Units for cash	--	--	58	58,385	1,839	148	--	--
Issuance of Preferred and Common Units in conjunction with the Bonita Bay Acquisition	--	--	--	91	19	1	--	--
Repurchase/cancellation of Preferred and Common Units in conjunction with the Bonita Bay Acquisition	--	--	(2)	--	(1,987)	(46)	--	--
Issuance of restricted Common Units to management for cash	--	--	--	--	337	235	--	--
Exchange of Common Units for Common Stock	--	--	--	--	(58,110)	(5,611)	26,666	267
Issuance of Common Stock in Initial Public Offering, net	--	--	--	--	--	--	28,000	280
Redemption of Preferred Units	(23)	(17,768)	(163)	(155,283)	--	--	--	--
Retirement of Common Stock	--	--	--	--	--	--	(4,666)	(47)
Purchase of Treasury Stock	--	--	--	--	--	--	--	--
Components of comprehensive income								
Net income	--	--	--	--	--	--	--	--
Unrealized gain on interest rate caps, net of income tax expense of $200	--	--	--	--	--	--	--	--
Total comprehensive income	--	--	--	--	--	--	--	--
Balances at March 31, 2005	--	$ -	--	$ --	--	$ --	50,000	$ 500

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statement of Changes in Members' and Stockholders' Equity and Comprehensive Income
(Continued)

(In thousands)	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
Balances at March 31, 2004	$ 4,871	--	$ --	$ --	$ 1,229	$ 125,948
Issuance of Preferred and Common Units for cash	--	--	--	--	--	58,533
Issuance of Preferred and Common Units in conjunction with the Bonita Bay Acquisition	--	--	--	--	--	92
Repurchase/cancellation of Preferred and Common Units in conjunction with the Bonita Bay Acquisition	--	--	--	--	--	(46)
Issuance of restricted Common Units to management for cash	--	--	--	--	--	235
Exchange of Common Units for Common Stock	5,344	--	--	--	--	--
Issuance of Common Stock in Initial Public Offering, net	416,552	--	--	--	--	416,832
Redemption of Preferred Units	(18,315)	--	--	--	(8,469)	(199,835)
Retirement of Common Stock	(30,201)	--	--	--	--	(30,248)
Purchase of Treasury Stock	--	2	(4)	--	--	(4)
Components of comprehensive income						
Net income	--	--	--	--	10,220	10,220
Unrealized gain on interest rate caps, net of income tax expense of $200	--	--	--	320	--	320
Total comprehensive income	--	--	--	--	--	10,540
Balances at March 31, 2005	$ 378,251	2	$ (4)	$ 320	$ 2,980	$ 382,047

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statement of Changes in Members' and Stockholders' Equity and Comprehensive Income
(Continued)

(In thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income	Retained Earnings	Totals
Balances at March 31, 2005	50,000	$ 500	$ 378,251	2	$ (4)	$ 320	$ 2,980	$ 382,047
Additional costs associated with initial public offering	--	--	(63)	--	--	--	--	(63)
Stock-based compensation	56	1	382	--	--	--	--	383
Purchase of common stock for treasury	--	--	--	16	(26)	--	--	(26)
Components of comprehensive income								
Net income	--	--	--	--	--	--	26,277	26,277
Amortization of interest rate caps reclassified into earnings, net of income tax expense of $192	--	--	--	--	--	298	--	298
Unrealized gain on interest rate caps, net of income tax expense of $208	--	--	--	--	--	491	--	491
Total comprehensive income	--	--	--	--	--	--	--	27,066
Balances at March 31, 2006	50,056	$ 501	$ 378,570	18	$ (30)	$ 1,109	$ 29,257	$ 409,407

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statement of Changes in Members' and Stockholders' Equity and Comprehensive Income
(Continued)

	Common Stock		Additional	Treasury Stock		Accumulated Other	Retained	
(In thousands)	Shares	Par Value	Paid-in Capital	Shares	Amount	Comprehensive Income	Earnings	Totals
Balances at March 31, 2006	50,056	$ 501	$ 378,570	18	$ (30)	$ 1,109	$ 29,257	$ 409,407
Stock-based compensation	4		655					655
Purchase of common stock for treasury				37	(10)			(10)
Components of comprehensive income								
Net income							36,078	36,078
Amortization of interest rate caps reclassified into earnings, net of income tax expense of $429						678		678
Unrealized loss on interest rate caps, net of income tax benefit of $931						(1,474)		(1,474)
Total comprehensive income								35,282
Balances at March 31, 2007	50,060	$ 501	$ 379,225	55	$ (40)	$ 313	$ 65,335	$ 445,334

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Year Ended March 31		
	2007	2006	2005
Operating Activities			
Net income	$ 36,078	$ 26,277	$ 10,220
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,384	10,777	9,800
Amortization of financing costs	3,257	2,649	2,943
Impairment of goodwill and intangible assets	--	9,317	--
Deferred income taxes	9,662	14,976	8,344
Stock-based compensation	655	383	--
Loss on extinguishment of debt	--	--	26,854
Other	--	--	9
Changes in operating assets and liabilities, net of effects of purchases of businesses			
Accounts receivable	4,875	(1,350)	(7,227)
Inventories	4,292	(7,156)	2,922
Prepaid expenses and other assets	(1,235)	2,623	(1,490)
Accounts payable	(186)	(6,037)	5,059
Income taxes payable	(1,795)	1,795	--
Other accrued liabilities	5,912	(393)	(6,392)
Net cash provided by operating activities	71,899	53,861	51,042
Investing Activities			
Purchases of equipment	(540)	(519)	(365)
Purchases of intangible assets	--	(22,655)	--
Change in other assets due to purchase price adjustments	750	--	--
Purchases of businesses, net	(31,261)	(30,989)	(425,479)
Net cash used for investing activities	(31,051)	(54,163)	(425,844)
Financing Activities			
Proceeds from the issuance of notes	--	30,000	698,512
Payment of deferred financing costs	--	(13)	(24,539)
Repayment of notes	(35,280)	(26,730)	(529,538)
Prepayment penalty	--	--	(10,875)
Payments on interest rate caps	--	--	(2,283)
Proceeds from the issuance of equity, net	--	(63)	475,554
Redemption of equity interests	(10)	(26)	(230,088)
Net cash provided by (used for) financing activities	(35,290)	3,168	376,743
Increase in cash	5,558	2,866	1,941
Cash - beginning of period	8,200	5,334	3,393
Cash - end of period	$ 13,758	$ 8,200	$ 5,334

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statements of Cash Flows
(Continued)

	Year Ended March 31		
	2007	**2006**	**2005**
Supplemental Cash Flow Information			
Purchases of Businesses			
Fair value of assets acquired, net of cash acquired	$ 42,115	$ 34,706	$ 655,542
Fair value of liabilities assumed	(10,854)	(3,717)	(229,971)
Purchase price funded with non-cash contributions	--	--	(92)
Cash paid to purchase businesses	$ 31,261	$ 30,989	$ 425,479
Interest paid	$ 37,234	$ 33,760	$ 42,155
Income taxes paid	$ 11,751	$ 2,852	$ 2,689

See accompanying notes.

1. Business and Basis of Presentation

Nature of Business

Prestige Brands Holdings, Inc. (referred to herein as the "Company" which reference shall, unless the context requires otherwise, be deemed to refer to Prestige Brands Holdings, Inc. and all of its direct or indirect wholly-owned subsidiaries on a consolidated basis) is engaged in the marketing, sales and distribution of over-the-counter healthcare, personal care and household cleaning brands to mass merchandisers, drug stores, supermarkets and club stores primarily in the United States and Canada. Prestige Brands Holdings, Inc. is a holding company with no assets or operations and is also the parent guarantor of the senior revolving credit facility, senior secured term loan facility and the senior subordinated notes more fully described in Note 9 to the consolidated financial statements.

On April 6, 2004, Prestige International Holdings, LLC, an entity controlled by affiliates of GTCR Golder Rauner II, LLC ("Prestige LLC"), through an indirect wholly-owned subsidiary, acquired all of the outstanding capital stock of Bonita Bay Holdings, Inc. ("Bonita Bay"). On October 6, 2004, Prestige LLC, through an indirect wholly-owned subsidiary, acquired all of the outstanding capital stock of Vetco, Inc. ("Vetco"). On February 9, 2005, the Company became the direct parent company of Prestige LLC, under the terms of an exchange agreement among the Company, Prestige LLC and each holder of common units of Prestige LLC, whereby the holders of common units of Prestige LLC exchanged all of their common units for an aggregate of 26.7 million shares of common stock of the Company. On February 9, 2005, the Company completed an initial public offering. On November 8, 2005, the Company, through a wholly-owned subsidiary, acquired the ownership interests of Dental Concepts LLC ("Dental Concepts"). In addition, on September 21, 2006, the Company, through a wholly-owned subsidiary, acquired the ownership interests of Wartner USA B.V. ("Wartner").

Basis of Presentation

The Bonita Bay, Vetco, Dental Concepts and Wartner acquisitions were accounted for as purchase transactions. The results of operations and cash flows of Bonita Bay, Vetco, Dental Concepts and Wartner have been reflected in the Company's consolidated statements of operations and cash flows beginning from their respective acquisition dates. The formation of the Company and exchange of common units for common shares was accounted for as a reorganization of entities under common control. As a result, there was no adjustment to the carrying value of the assets and liabilities. All significant intercompany transactions and balances have been eliminated.

The Company's fiscal year ends on March 31st of each year. References in these financial statements or notes to a year (e.g., "2007") means the Company's fiscal year ended on March 31st of that year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on the Company's knowledge of current events and actions that the Company may undertake in the future, actual results could differ from those estimates. As discussed below, the Company's most significant estimates include those made in connection with the valuation of intangible assets, sales returns and allowances, trade promotional allowances and inventory obsolescence.

Cash and Cash Equivalents

The Company considers all short-term deposits and investments with original maturities of three months or less to be cash equivalents. Substantially all of the Company's cash is held by one bank located in Wyoming. The Company does not believe that, as a result of this concentration, it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships.

Accounts Receivable

The Company extends non-interest bearing trade credit to its customers in the ordinary course of business. The Company maintains an allowance for doubtful accounts receivable based upon historical collection experience and expected collectibility of the accounts receivable. In an effort to reduce credit risk, the Company (i) has established credit limits for all of its customer relationships, (ii) performs ongoing credit evaluations of customers' financial condition, (iii) monitors the payment history and aging of customers' receivables, and (iv) monitors open orders against an individual customer's outstanding receivable balance.

Inventories

Inventories are stated at the lower of cost or fair value, where cost is determined by using the first-in, first-out method. The Company provides an allowance for slow moving and obsolete inventory, whereby it reduces inventories for the diminution of value, resulting from product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method based on the following estimated useful lives:

	Years
Machinery	5
Computer equipment	3
Furniture and fixtures	7
Leasehold improvements	5

Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost and associated accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the consolidated statement of operations.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized if the carrying amount of the asset exceeds its fair value.

Goodwill

The excess of the purchase price over the fair market value of assets acquired and liabilities assumed in purchase business combinations is classified as goodwill. In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("Statement") No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize goodwill, but performs impairment tests of the carrying value at least annually. The Company tests goodwill for impairment at the "brand" level which is one level below the operating segment level.

Intangible Assets

Intangible assets, which are composed primarily of trademarks, are stated at cost less accumulated amortization. For intangible assets with finite lives, amortization is computed on the straight-line method over estimated useful lives ranging from five to 30 years.

Indefinite lived intangible assets are tested for impairment at least annually, while intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized if the carrying amount of the asset exceeds its fair value.

Deferred Financing Costs

The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized as deferred financing costs and amortized using the straight-line method, which approximates the effective interest method, over the term of the related debt.

Revenue Recognition
Revenues are recognized in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin 104, "Revenue Recognition," when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped and the customer takes ownership and assumes risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. The Company has determined that the transfer of risk of loss generally occurs when product is received by the customer and, accordingly, recognizes revenue at that time. Provision is made for estimated discounts related to customer payment terms and estimated product returns at the time of sale based on the Company's historical experience.

As is customary in the consumer products industry, the Company participates in the promotional programs of its customers to enhance the sale of its products. The cost of these promotional programs varies based on the actual number of units sold during a finite period of time. The Company estimates the cost of such promotional programs at their inception based on historical experience and current market conditions and reduces sales by such estimates. These promotional programs consist of direct to consumer incentives such as coupons and temporary price reductions, as well as incentives to the Company's customers, such as slotting fees and cooperative advertising. Estimates of the costs of these promotional programs are based on (i) historical sales experience, (ii) the current offering, (iii) forecasted data, (iv) current market conditions, and (v) communication with customer purchasing/marketing personnel. At the completion of the promotional program, the estimated amounts are adjusted to actual results.

Due to the nature of the consumer products industry, the Company is required to estimate future product returns. Accordingly, the Company records an estimate of product returns concurrent with recording sales which is made after analyzing (i) historical return rates, (ii) current economic trends, (iii) changes in customer demand, (iv) product acceptance, (v) seasonality of the Company's product offerings, and (vi) the impact of changes in product formulation, packaging and advertising.

Costs of Sales
Costs of sales include product costs, warehousing costs, inbound and outbound shipping costs, and handling and storage costs. Shipping, warehousing and handling costs were $24.3 million, $24.5 million and $22.7 million for 2007, 2006 and 2005, respectively.

Advertising and Promotion Costs
Advertising and promotion costs are expensed as incurred. Slotting fees associated with products are recognized as a reduction of sales. Under slotting arrangements, the retailers allow the Company's products to be placed on the stores' shelves in exchange for such fees. Direct reimbursements of advertising costs are reflected as a reduction of advertising costs in the period earned.

Stock-based Compensation
During 2006, the Company adopted FASB, Statement No. 123(R), "Share-Based Payment" ("Statement No. 123(R)") with the grants of restricted stock and options to purchase common stock to employees and directors in accordance with the provisions of the Company's 2005 Long-Term Equity Incentive Plan ("the Plan"). Statement No. 123(R) requires the Company to measure the cost of services to be rendered based on the grant-date fair value of the equity award. Compensation expense is to be recognized over the period an employee is required to provide service in exchange for the award, generally referred to as the requisite service period. The Company recorded stock-based compensation charges of $655,000 and $383,000 during 2007 and 2006, respectively.

Income Taxes
Income taxes are recorded in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes" ("Statement No. 109"). Pursuant to Statement No. 109, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Derivative Instruments
FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), requires companies to recognize derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

The Company has designated its derivative financial instruments as cash flow hedges because they hedge exposure to variability in expected future cash flows that are attributable to interest rate risk. For these hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instruments is recorded in results of operations immediately.

Earnings Per Share
Basic earnings per share is calculated based on income available to common stockholders and the weighted-average number of shares outstanding during the reporting period. Diluted earnings per share is calculated based on income available to common stockholders and the weighted-average number of common and potential common shares outstanding during the reporting period. Potential common shares, composed of the incremental common shares issuable upon the exercise of stock options, stock appreciation rights and unvested restricted shares, are included in the earnings per share calculation to the extent that they are dilutive.

Fair Value of Financial Instruments
The carrying value of cash, accounts receivable and accounts payable at both March 31, 2007 and 2006 approximates fair value due to the short-term nature of these instruments. The carrying value of long-term debt at both March 31, 2007 and 2006 approximates fair value based on interest rates for instruments with similar terms and maturities.

Recently Issued Accounting Standards
In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("Statement No. 159"). Statement No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. Statement No. 159 is effective for the Company's interim financial statements issued after April 1, 2008. The Company is evaluating the impact that the adoption of Statement No. 159 will have on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 was issued in an effort to eliminate the diversity in practice surrounding how companies quantify financial statement misstatements. SAB No. 108 requires that errors be quantified using both a balance sheet and income statement approach and evaluated as to materiality giving consideration to all relevant quantitative and qualitative factors. The adoption of SAB No. 108 did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("Statement No. 157") to address inconsistencies in the definition and determination of fair value pursuant to generally accepted accounting principles ("GAAP"). Statement No. 157 provides a single definition of fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements in an effort to increase comparability related to the recognition of market-based assets and liabilities and their impact on earnings. Statement No. 157 is effective for the Company's interim financial statements issued after April 1, 2008. The Company is evaluating the impact that the adoption of Statement No. 157 will have on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement 109" ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement 109. FIN No. 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for the Company's interim financial statements issued after April 1, 2007, and is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Management has reviewed and continues to monitor the actions of the various financial and regulatory reporting agencies and is currently not aware of any other pronouncement that could have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2. Acquisition of Businesses

Acquisition of Bonita Bay

On April 6, 2004, the Company acquired all of the outstanding capital stock of Bonita Bay for a purchase price of approximately $561.3 million (including working capital adjustments totaling $1.1 million). The Bonita Bay acquisition, including fees and expenses related to the financing of $22.7 million, and funds used to repay $154.4 million of outstanding debt obligations, was financed through the following sources:

(In thousands)	
Revolving Credit Facility	$ 3,512
Tranche B Term Loan Facility	355,000
Tranche C Term Loan Facility	100,000
9.25% Senior Subordinated Notes	210,000
Issuance of Preferred and Common units	58,579
Total sources of funds	$ 727,091

The total purchase price of the Bonita Bay acquisition (which included cash of $379.2 million paid to the selling stockholders, Prestige LLC Class B Preferred Units valued at an aggregate of $91,000 and Prestige LLC Common Units valued at an aggregate of $1,000, assumed debt and accrued interest which was retired of S176.9 million and acquisition costs of $3.6 million) was allocated to the acquired assets and liabilities as set forth in the following table:

(In thousands)	
Cash	$ 4,304
Accounts receivable	13,186
Inventories	16,185
Prepaid expenses and other current assets	1,391
Property and equipment	2,982
Goodwill	217,234
Intangible assets	352,460
Accounts payable and accrued liabilities	(21,189)
Long-term debt	(172,898)
Deferred income taxes	(34,429)
	$ 379,226

As a result of the Bonita Bay acquisition, the Company recorded indefinite lived trademarks of $340.7 million and $11.8 million of trademarks with an estimated weighted average useful life of seven years. Additionally, the Company recorded goodwill of $217.2 million that is not deductible for income tax purposes.

Acquisition of Vetco, Inc.
On October 6, 2004, the Company acquired all the outstanding stock of Vetco, Inc. for a purchase price of approximately $50.6 million. To finance the acquisition, the Company used cash on hand of approximately $20.6 million and borrowed an additional $12.0 million on its Revolving Credit Facility and $18.0 million on its Tranche B Term Loan Facility. The results from operations of Vetco, Inc. have been included within the Company's consolidated financial statements as a component of the over-the-counter healthcare segment commencing October 6, 2004.

The total purchase price of the Vetco acquisition was allocated to the acquired assets and liabilities as set forth in the following table:

(In thousands)	
Accounts receivable	$ 2,136
Inventories	910
Prepaid expenses and other current assets	37
Property and equipment	5
Goodwill	21,858
Intangible assets	27,158
Accounts payable and accrued liabilities	(1,455)
	$ 50,649

As a result of the Vetco acquisition, the Company recorded $27.0 million of trademarks with an estimated useful life of 20 years and $158,000 related to a 5-year non-compete agreement with the former owner of Vetco. Additionally, the Company recorded goodwill of $21.9 million that will be fully deductible for income tax purposes.

Acquisition of Dental Concepts, LLC
On November 8, 2005, the Company acquired all of the ownership interests of Dental Concepts, a marketer of therapeutic oral care products sold under "*The Doctor's*" brand. *The Doctor's* product line has been fully integrated in the Company's operations and has benefited from its business model of outsourced manufacturing. Additionally, the Company has increased product sales as a result of a targeted marketing and advertising program. The results from operations of Dental Concepts have been included within the Company's consolidated financial statements as a component of the over-the-counter healthcare segment commencing November 8, 2005.

The purchase price of the ownership interests was approximately $30.2 million (net of cash acquired of $280,000), including fees and expenses of the acquisition of $1.3 million. The Company financed the acquisition price through the utilization of its senior revolving credit facility in the amount of $30.0 million and cash on hand.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition, which includes a purchase price adjustment of $750,000 that was recorded in 2007.

(In thousands)	
Accounts receivable	$ 2,774
Inventories	1,707
Prepaid expenses and other current assets	172
Property and equipment	546
Goodwill	6,362
Intangible assets	22,395
Accounts payable and accrued liabilities	(3,717)
	$ 30,239

As a result of the Dental Concepts acquisition, the Company recorded a trademark valued at $22.4 million with an estimated useful life of 20 years. Goodwill resulting from this transaction was $6.4 million and it is estimated that such amount will be fully deductible for income tax purposes.

Acquisition of Wartner USA BV

On September 21, 2006, the Company completed the acquisition of the ownership interests of Wartner USA B.V., the owner of the *Wartner* brand of over-the-counter wart treatment products. The Company expects that the *Wartner* brand, which is the #3 brand in the United States over-the-counter wart treatment category, will enhance the Company's leadership in the category. Additionally, the Company believes that the brand will benefit from a targeted advertising and marketing program, as well as the Company's business model of outsourcing manufacturing and the elimination of redundant operations. The results from operations of the *Wartner* brand have been included within the Company's consolidated financial statements as a component of the over-the-counter healthcare segment commencing September 21, 2006.

The purchase price of the ownership interests was approximately $31.2 million, including fees and expenses of the acquisition of $216,000 and the assumption of approximately $5.0 million of contingent payments, with an estimated fair value of $3.8 million, owed to the former owner of Wartner through 2011. The Company funded the cash acquisition price from operating cash flows.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition; however, the final purchase price will not be determined until all preliminary valuations have been finalized. Consequently, the allocation of the purchase price is subject to refinement.

(In thousands)	
Inventory	$ 769
Intangible assets	29,600
Goodwill	11,746
Accrued liabilities	(3,854)
Deferred tax liabilities	(7,000)
	$ 31,261

The amount allocated to intangible assets of $29.6 million includes $17.8 million related to the *Wartner* brand trademark which the Company estimates to have a useful life of 20 years, as well as $11.8 million related to a patent estimated to have a useful life of 14 years. Goodwill resulting from this transaction was $11.7 million, inclusive of a deferred income tax liability recorded for the difference between the assigned values of assets acquired and liabilities assumed, and their respective taxes bases. As discussed above, this recorded amount is subject to change as additional information becomes available; however, it is estimated that of such amount, approximately $4.7 million will be deductible for income tax purposes.

The following table sets forth the unaudited results of the Company's operations on a pro forma basis as if the acquisition of Wartner had been completed on April 1, 2005, and the acquisition of Dental Concepts, which was acquired in November 2005, had been completed on April 1, 2004. It also includes the pro forma results from operations of Vetco, Inc., which was acquired in October 2004, as if the acquisition of Vetco, Inc. had been completed on April 1, 2004. The pro forma financial information is not necessarily indicative of the operating results that the combined entities would have achieved, nor is it necessarily indicative of the operating results that may be expected in the future.

(In thousands, except per share data)	Year Ended March 31 2007	2006	2005
		(Unaudited Pro forma)	
Revenues	$ 326,103	$ 315,276	$ 308,062
Income before provision for income taxes	$ 55,340	$ 47,368	$ 20,730
Net income	$ 36,178	$ 26,161	$ 11,418
Cumulative preferred dividends on Senior Preferred and Class B Preferred Units	--	--	(25,395)
Net income (loss) available to members and common stockholders	$ 36,178	$ 26,161	$ (13,977)
Basic earnings per share	$ 0.73	$ 0.53	$ (0.51)
Diluted earnings per share	$ 0.72	$ 0.52	$ (0.51)
Weighted average shares outstanding:			
Basic	49,460	48,908	27,546
Diluted	50,020	50,008	27,546

3. Accounts Receivable

Accounts receivable consist of the following (in thousands):

	March 31 2007	2006
Accounts receivable	$ 35,274	$ 40,140
Other receivables	1,681	1,870
	36,955	42,010
Less allowances for discounts, returns and uncollectible accounts	(1,788)	(1,968)
	$ 35,167	$ 40,042

4. Inventories

Inventories consist of the following (in thousands):

	March 31 2007	2006
Packaging and raw materials	$ 2,842	$ 3,278
Finished goods	27,331	30,563
	$ 30,173	$ 33,841

Inventories are shown net of allowances for obsolete and slow moving inventory of $1.8 million and $1.0 million at March 31, 2007 and 2006, respectively.

5. Property and Equipment

Property and equipment consist of the following (in thousands):

	March 31	
	2007	2006
Machinery	$ 1,480	$ 3,722
Computer equipment	566	987
Furniture and fixtures	247	303
Leasehold improvements	372	340
	2,665	5,352
Accumulated depreciation	(1,216)	(3,699)
	$ 1,449	$ 1,653

6. Goodwill

A reconciliation of the activity affecting goodwill by operating segment is as follows (in thousands):

	Over-the-Counter Healthcare	Household Cleaning	Personal Care	Consolidated
Balance – March 31, 2005	$ 217,539	72,549	$ 4,643	$ 294,731
Additions	5,096	--	--	5,096
Impairments	--	--	(1,892)	(1,892)
Balance – March 31, 2006	222,635	72,549	2,751	297,935
Additions	13,012	--	--	13,012
Balance – March 31, 2007	$ 235,647	$ 72,549	$ 2,751	$ 310,947

During the year ended March 31, 2006 and in conjunction with the annual test for goodwill impairment, the Company recorded a $1.9 million charge to adjust the carrying amount of goodwill related to one of the reporting units in the personal care segment to its fair value as determined by use of discounted cash flow methodologies.

7. Intangible Assets

On October 28, 2005, the Company acquired the "*Chore Boy*" brand of cleaning pads and sponges for $22.7 million, including direct costs of $405,000. The acquired trademark was assigned an indefinite life.

During 2006, management determined that declining sales in the Company's personal care segment might be indicative of an impairment of the Company's intangible assets. Accordingly, in connection with its annual impairment tests of goodwill and indefinite-lived intangibles in accordance with Statement No. 142, management also performed an impairment analysis for all of the Company's finite-lived intangible assets in accordance with Statement No. 144. As a result of this analysis, the Company recorded a $7.4 million charge to adjust the carrying amount of certain trademarks related to the personal care segment to their fair values as determined by use of discounted cash flow methodologies. As discussed in Note 6, the Company also recorded a related impairment charge to goodwill.

A reconciliation of the activity affecting intangible assets is as follows (in thousands):

	Year Ended March 31, 2007			
	Indefinite Lived Trademarks	Finite Lived Trademarks	Non Compete Agreement	Totals
Carrying Amounts				
Balance – March 31, 2006	$ 544,963	$ 109,870	$ 196	$ 655,029
Additions	--	29,600	--	29,600
Balance – March 31, 2007	$ 544,963	$ 139,470	$ 196	$ 684,629
Accumulated Amortization				
Balance – March 31, 2006	$ --	$ 17,779	$ 53	$ 17,832
Additions	--	9,596	44	9,640
Balance – March 31, 2007	$ --	$ 27,375	$ 97	$ 27,472

	Year Ended March 31, 2006			
	Indefinite Lived Trademarks	Finite Lived Trademarks	Non Compete Agreement	Totals
Carrying Amounts				
Balance – March 31, 2005	$ 522,346	$ 94,900	$ 158	$ 617,404
Additions	22,617	22,395	38	45,050
Impairments	--	(7,425)	--	(7,425)
Balance – March 31, 2006	$ 544,963	$ 109,870	$ 196	$ 655,029
Accumulated Amortization				
Balance – March 31, 2005	$ --	$ 8,775	$ 16	$ 8,791
Additions	--	9,004	37	9,041
Balance – March 31, 2006	$ --	$ 17,779	$ 53	$ 17,832

At March 31, 2007, intangible assets are expected to be amortized over a period of five to 30 years as follows (in thousands):

Year Ending March 31	
2008	$ 10,507
2009	10,502
2010	9,086
2011	9,071
2012	9,071
Thereafter	63,957
	$ 112,194

8. Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	March 31	
	2007	2006
Accrued marketing costs	$ 5,687	$ 2,513
Accrued payroll	3,721	813
Accrued commissions	335	248
Other	762	1,008
	$ 10,505	$ 4,582

9. Long-Term Debt

Long-term debt consists of the following (in thousands):

	March 31	
	2007	2006
Senior revolving credit facility ("Revolving Credit Facility"), which expires on April 6, 2009 and is available for maximum borrowings of up to $60.0 million. The Revolving Credit Facility bears interest at the Company's option at either the prime rate plus a variable margin or LIBOR plus a variable margin. The variable margins range from 0.75% to 2.50% and at March 31, 2007, the interest rate on the Revolving Credit Facility was 9.5% per annum. The Company is also required to pay a variable commitment fee on the unused portion of the Revolving Credit Facility. At March 31, 2007, the commitment fee was 0.50% of the unused line. The Revolving Credit Facility is collateralized by substantially all of the Company's assets.	$ --	$ 7,000
Senior secured term loan facility ("Tranche B Term Loan Facility") that bears interest at the Company's option at either the prime rate plus a margin of 1.25% or LIBOR plus a margin of 2.25%. At March 31, 2007, the applicable interest rate on the Tranche B Term Loan Facility was 7.63%. Principal payments of $887,500 plus accrued interest are payable quarterly. In February 2005, the Tranche B Term Loan Facility was amended to increase the additional amount available thereunder by $50.0 million to $200.0 million, all of which is available at March 31, 2007. Current amounts outstanding under the Tranche B Term Loan Facility mature on April 6, 2011, while amounts borrowed pursuant to the amendment will mature on October 6, 2011. The Tranche B Term Loan Facility is collateralized by substantially all of the Company's assets.	337,350	365,630
Senior Subordinated Notes that bear interest at 9.25% which is payable on April 15th and October 15th of each year. The Senior Subordinated Notes mature on April 15, 2012; however, the Company may redeem some or all of the Senior Subordinated Notes on or prior to April 15, 2008 at a redemption price equal to 100%, plus a make-whole premium, and after April 15, 2008 at redemption prices set forth in the indenture governing the Senior Subordinated Notes. The Senior Subordinated Notes are unconditionally guaranteed by Prestige Brands Holdings, Inc., and its domestic wholly-owned subsidiaries other than Prestige Brands, Inc., the issuer. Each of these guarantees is joint and several. There are no significant restrictions on the ability of any of the guarantors to obtain funds from their subsidiaries.	126,000	126,000
	463,350	498,630
Current portion of long-term debt	(3,550)	(3,730)
	$ 459,800	$ 494,900

Effective as of December 19, 2006: (i) a Second Supplemental Indenture ("Second Supplemental Indenture"), and (ii) a Guaranty Supplement ("Indenture Guaranty Supplement") were entered into with the trustee for the holders of the Senior Subordinated Notes. The Second Supplemental Indenture supplements and amends the indenture, dated as of April 6, 2004, as supplemented on October 6, 2004 ("Indenture"). Pursuant to the terms of the Second Supplemental Indenture and the Indenture Guaranty Supplement, the Company agreed to guaranty all of the obligations of Prestige Brands, Inc., an indirect wholly-owned subsidiary of the Company ("PBI"), set forth in the Indenture governing PBI's Senior Subordinated Notes. The Second Supplemental Indenture also amended the covenant requiring Prestige Brands International, LLC ("Prestige Brands International"), an indirect wholly-owned subsidiary of the Company, to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). So long as the Company or any other guarantor is required to file periodic reports under Section 13 or 15(d) of the Exchange Act that are substantially the same as the periodic reports that Prestige Brands International would otherwise be required to file with the SEC pursuant to the Indenture, Prestige Brands International is not required to file such reports.

Also effective as of December 19, 2006, a Joinder Agreement ("Joinder Agreement") and a Guaranty Supplement ("Credit Agreement Guaranty Supplement") were entered into with the administrative agent for the lenders under the Senior Credit Facility. Pursuant to the terms of the Joinder Agreement and the Credit Agreement Guaranty Supplement, the Company agreed to become a party to the Pledge and Security Agreement ("Security Agreement") and the Guaranty ("Credit Agreement Guaranty"), each dated as of April 6, 2004, by PBI and certain of its affiliates in favor of the lenders. The Security Agreement and the Credit Agreement Guaranty secure the performance by PBI of its obligations under the Credit Agreement, dated as of April 6, 2004, as amended ("Credit Agreement"), by granting security interests to PBI's lenders in collateral owned by the Company and certain of its subsidiaries and providing guaranties of such obligations by certain of PBI's affiliates.

The Revolving Credit Facility and the Tranche B Term Loan Facility (together the "Senior Credit Facility") contain various financial covenants, including provisions that require the Company to maintain certain leverage ratios, interest coverage ratios and fixed charge coverage ratios. The Senior Credit Facility and the Senior Subordinated Notes also contain provisions that restrict the Company from undertaking specified corporate actions, such as asset dispositions, acquisitions, dividend payments, repurchase of common shares outstanding, changes of control, incurrence of indebtedness, creation of liens, making of loans and transactions with affiliates. Additionally, the Senior Credit Facility and the Senior Subordinated Notes contain cross-default provisions whereby a default pursuant to the terms and conditions of either indebtedness will cause a default on the remaining indebtedness. At March 31, 2007, the Company was in compliance with its applicable financial and other covenants under the Senior Credit Facility and the Indenture.

Future principal payments required in accordance with the terms of the Senior Credit Facility and the Senior Subordinated Notes are as follows (in thousands):

Year Ending March 31	
2008	$ 3,550
2009	3,550
2010	3,550
2011	3,550
2012	323,150
Thereafter	126,000
	$ 463,350

In an effort to mitigate the impact of changing interest rates, the Company entered into interest rate cap agreements with various financial institutions. In June 2004, the Company purchased a 5% interest rate cap with a notional amount of $20.0 million which expired in June 2006. In March 2005, the Company purchased interest rate cap agreements with a total notional amount of $180.0 million and cap rates ranging from 3.25% to 3.75%. On May 31, 2006, an interest rate cap agreement with a notional amount of $50.0 million and a 3.25% cap rate expired. Additionally, an interest rate cap agreement with a notional amount of $80.0 million and a 3.50% cap rate expired on May 30, 2007. The remaining agreement, with a notional amount of $50.0 million and a cap rate of 3.75%, terminates on May 30, 2008. The Company is accounting for the interest rate cap agreements as cash flow hedges. The fair value of the interest rate cap agreements, which is included in other long-term assets, was $1.2 million and $3.3 million at March 31, 2007 and 2006, respectively.

10. Stockholders' Equity

The Company is authorized to issue 250.0 million shares of common stock, $0.01 par value per share, and 5.0 million shares of preferred stock, $0.01 par value per share. The Board of Directors may direct the issuance of the undesignated preferred stock in one or more series and determine preferences, privileges and restrictions thereof.

Each share of common stock has the right to one vote on all matters submitted to a vote of stockholders. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on the Company's common stock through March 31, 2007.

Prior to the Company's initial public offering in February 2005, Prestige International Holdings, LLC ("Prestige LLC"), then the top tier entity, had four classes of units: Senior Preferred Units, Class A Preferred Units, Class B Preferred Units and Common Units. A "unit" is an equity interest of a unitholder in the profits, losses and distributions of the Company.

On February 6, 2004, certain senior executive officers purchased an aggregate of 5.3 million common units of Prestige LLC at $.10 per unit. These units were purchased on the same day and at the same price that GTCR and TCW/Crescent Partners, the Company's unrelated equity investors (the "Sponsors"), purchased 50.0 million common units. On March 17, 2004, other executive officers purchased an aggregate of 405,000 common units at a price of $.10 per unit and on April 6, 2004, two additional employees purchased an aggregate of 50,000 common units at a price of $.10 per unit. Each of the above-referenced purchase transactions by management were conducted at fair market value based upon the price paid by the Sponsors and the fact that such purchases were made at the same price and at the same time or shortly thereafter. Certain of these shares are subject to vesting requirements over a period of 5 years. No compensation cost was recorded in connection with the issuance of these units as these units were purchased by management at fair value. As of March 31, 2007, there were approximately 295,000 shares of unvested restricted stock related to these purchases.

On April 6, 2004, the Company acquired all of the outstanding capital stock of Bonita Bay for a purchase price of approximately $564.9 million, inclusive of acquisition costs of $3.6 million. The total purchase price consideration for the Bonita Bay included cash of $379.2 million paid to the selling stockholders, the issuance of Prestige LLC Class B Preferred Units valued at an aggregate of $91,000 and Prestige LLC Common Units valued at an aggregate of $1,000, as well as the assumption of debt and accrued interest of $176.9 million.

On November 1, 2004, certain non-executive employees purchased an aggregate of 337,000 common units of Prestige LLC, for $0.70 per unit, which was equal to fair market value, and which vest over a period of 5 years. This determination was based on a contemporaneous valuation that utilized traditional methodologies, including market multiples, comparable transactions and discounted cash flow. Prestige LLC relied on this fair market value analysis in setting the $0.70 per unit price for the purchases. Prestige LLC awarded a total cash bonus of $235,000 to allow employees to purchase such units. In connection therewith, Prestige LLC recorded a bonus expense of $235,000. In this regard, all employee purchases were conducted at fair market value based upon the contemporaneous valuation. As of March 31, 2007, there were approximately 37,000 shares of unvested restricted stock related to these employee purchases.

On February 9, 2005, the Company became the direct parent company of Prestige LLC, under the terms of an exchange agreement among the Company, Prestige LLC and each holder of common units of Prestige LLC. Pursuant to the exchange agreement, the holders of common units of Prestige LLC exchanged all their common units for an aggregate of 26.7 million shares of common stock of the Company.

On February 9, 2005, the Company completed its initial public offering, pursuant to which it sold 28.0 million shares of its common stock and selling stockholders sold 4.2 million shares of common stock at a price of $16.00 per share. The offering resulted in proceeds to the Company of approximately $416.8 million, net of $3.1 million of issuance costs. In connection with the offering, the Company retired 4.7 million shares of its common stock for an aggregate cost of $30.2 million. Upon completion of the initial public offering, there were 50.0 million shares of the Company's common stock issued and outstanding.

On February 15, 2005, a portion of the net proceeds from the initial public offering were used to redeem all of Prestige LLC's outstanding Senior Preferred Units and Class B Preferred Units for $199.8 million, which included cumulative and liquidating dividends of $26.8 million. The cumulative dividends were based on an 8% per year rate of return.

On July 29, 2005, each of the Company's four independent members of the Board of Directors received an award of 6,222 shares of common stock in accordance with Company's directors' compensation arrangements. The common stock had a fair value of $11.25 per share, the closing price of the Company's common stock on July 28, 2005. Of such amount, 1,778 shares represent a one-time grant of unrestricted shares, while the remaining 4,444 shares represent restricted shares that vest over a two year period.

On August 4, 2005, the Company named a new President and Chief Operating Officer. In connection therewith, the Board of Directors granted this individual 30,888 shares of restricted common stock with a fair market value of $12.95 per share, the closing price of the common stock on August 4, 2005, and options to purchase an additional 61,776 shares of common stock at an exercise price of $12.95 per share. During 2007, compensation costs of $142,000 were reversed upon the departure of this member of management.

On October 1, 2005, the Company's Board of Directors authorized the grant of 156,000 shares of restricted common stock with a fair market value of $12.32 per share, the closing price of the Company's common stock on September 30, 2005, to employees. The issuance of such shares is contingent upon the Company's attainment of certain revenue and earnings per share targets. Additionally, in the event that an employee terminates his or her employment with the Company prior to October 1, 2008, the vesting date, the shares will be forfeited.

On August 15, 2006, each of two new independent members to the Company's Board of Directors received an award of 2,119 unrestricted shares of common stock in accordance with Company's directors' compensation arrangements. The common stock had a fair value of $9.44 per share, the closing price of the Company's common stock on August 14, 2006.

During 2007 and 2006, the Company repurchased 6,000 and 16,000 shares, respectively, of restricted common stock from former employees pursuant to the provisions of the various employee stock purchase agreements at an average purchase price of $1.70 per share. Additionally, during 2007, the Company recovered 30,888 shares of restricted stock upon the departure of a former member of management. All of such shares have been recorded as treasury stock.

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands):

	Year Ended March 31		
	2007	2006	2005
Numerator			
Net income	$ 36,078	$ 26,277	$ 10,220
Cumulative preferred dividends on Senior Preferred and Class B Preferred Units	--	--	(25,395)
Net income (loss) available to members and common stockholders	$ 36,078	$ 26,277	$ (15,175)
Denominator			
Denominator for basic earnings per share	49,460	48,908	27,546
Dilutive effect of unvested restricted common stock and stock appreciation rights issued to employees and directors	560	1,100	--
Denominator for diluted earnings per share	50,020	50,008	27,546
Earnings per Common Share:			
Basic	$ 0.73	$ 0.54	$ (0.55)
Diluted	$ 0.72	$ 0.53	$ (0.55)

Outstanding employee stock options to purchase an aggregate of 61,800 shares of common stock at March 31, 2006 were not included in the computation of diluted earnings per share because their exercise price was greater than the average market price of the common stock, and therefore, their inclusion would be antidilutive. There were no such stock options outstanding at March 31, 2007. At March 31, 2007, 373,000 restricted shares, issued to management and employees are unvested; however, such shares are included in the calculation of diluted earnings per share. Additionally, at March 31, 2007, 254,000 shares of restricted stock granted to management and employees, as well as 16,000 stock appreciation rights have been excluded from the calculation of both basic and diluted earnings per share since vesting of such shares is subject to contingencies. At March 31, 2006, 734,000 restricted shares issued to management and employees were unvested; however, such shares were included in the calculation of diluted earnings per share. Additionally, at March 31, 2006, 180,000 shares of restricted stock granted to management and employees have been excluded from the calculation of both basic and diluted earnings per share since vesting of such shares is subject to contingencies.

12. Related Party Transactions

Effective February 6, 2004, the Company entered into an agreement with an affiliate of GTCR Golder Rauner II, LLC ("GTCR"), a private equity firm and an investor in the Company, whereby the GTCR affiliate was to provide management and advisory services to the Company for an aggregate annual compensation of $4.0 million. The agreement was terminated in February 2005. The total fee paid to the GTCR affiliate during 2005 was $3.4 million.

13. Share-Based Compensation

In connection with the Company's initial public offering, the Board of Directors adopted the 2005 Long-Term Equity Incentive Plan ("Plan") which provides for the grant, to a maximum of 5.0 million shares, of stock options, restricted stock units, deferred stock units and other equity-based awards. Directors, officers and other employees of the Company and its subsidiaries, as well as others performing services for the Company, are eligible for grants under the Plan. The Company believes that such awards better align the interests of its employees with those of its stockholders.

During 2006, the Company adopted Statement No. 123(R) with the initial grants of restricted stock and options to purchase common stock to employees and directors in accordance with the provisions of the Plan. Compensation costs charged against income, and the related tax benefits recognized were $655,000 and $253,000, respectively, for 2007 and $383,000 and $150,000, respectively, for 2006.

Restricted Shares

Restricted shares granted under the plan generally vest in 3 to 5 years, contingent on attainment of Company performance goals, including both revenue and earnings per share growth targets. Certain restricted share awards provide for accelerated vesting if there is a change of control. The fair value of nonvested restricted shares is determined as the closing price of the Company's common stock on the day preceding the grant date. The weighted-average grant-date fair values during 2007 and 2006 were $9.83 and $12.29, respectively.

A summary of the Company's restricted shares granted under the Plan is presented below:

Nonvested Shares	Shares (000)	Weighted-Average Grant-Date Fair Value
Granted	211.6	$ 12.29
Vested	(7.1)	11.25
Forfeited	(6.5)	12.32
Nonvested at March 31, 2006	198.0	12.32
Granted	156.5	9.83
Vested	(13.1)	10.67
Forfeited	(47.0)	12.47
Nonvested at March 31, 2007	294.4	$ 11.05

Options

The Plan provides that the exercise price of the option granted shall be no less than the fair market value of the Company's common stock on the date the option is granted. Options granted have a term of no greater than 10 years from the date of grant and vest in accordance with a schedule determined at the time the option is granted, generally 3 to 5 years. Certain option awards provide for accelerated vesting if there is a change in control.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model ("Black-Scholes Model") that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of the Company's common stock and other factors, including the historical volatilities of comparable companies. The Company uses appropriate historical data, as well as current data, to estimate option exercise and employee termination behaviors. Employees that are expected to exhibit similar exercise or termination behaviors are grouped together for the purposes of valuation. The expected terms of the options granted are derived from management's estimates and information derived from the public filings of companies similar to the Company and represent the period of time that options granted are expected to be outstanding. The risk-free rate represents the yield on U.S. Treasury bonds with a maturity equal to the expected term of the granted option. The weighted-average grant-date fair value of the options granted during the year ended March 31, 2006 was $5.02. There were no options granted during the year ended March 31, 2007.

	Year Ended March 31	
	2007	2006
Expected volatility	--	31.0%
Expected dividends	--	--
Expected term in years	--	6.0
Risk-free rate	--	4.2%

A summary of option activity under the Plan is as follows:

Options	Shares (000)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (000)
Granted	61.8	$ 12.95	5.0	$ --
Exercised	--	--	--	--
Forfeited or expired	--	--	--	--
Outstanding at March 31, 2006	61.8	12.95	4.3	--
Granted	--	--	--	--
Exercised	--	--	--	--
Forfeited or expired	(61.8)	12.95	4.3	--
Outstanding at March 31, 2007	--	$ --	--	$ --
Exercisable at March 31, 2007	--	$ --	--	$ --

Since the exercise price of the option exceeded the Company's closing stock price of $12.17 at March 31, 2006, the aggregate intrinsic value of outstanding options was $0 at March 31, 2006.

Stock Appreciation Rights ("SARS")

During 2007, the Board of Directors granted SARS to a group of selected executives. The terms of the SARS provide that on the vesting date, the executive will receive the excess of the market price of the stock award over the market price of the stock award on the date of issuance. The Board of Directors, in its sole discretion, may settle the Company's obligation to the executive in shares of the Company's common stock, cash, other securities of the Company or any combination thereof.

The Plan provides that the issuance price of a SAR shall be no less than the market price of the Company's common stock on the date the SAR is granted. SARS may be granted with a term of no greater than 10 years from the date of grant and will vest in accordance with a schedule determined at the time the SAR is granted, generally 3 to 5 years. The weighted-average grant date fair value of the SARS granted during 2007 was $3.68. The fair value of each SAR award was estimated on the date of grant using the Black-Scholes Model using the assumptions noted in the following table.

	Year Ended March 31, 2007
Expected volatility	50.0%
Expected dividends	--
Expected term in years	2.75
Risk-free rate	5.0%

A summary of SARS activity under the Plan is as follows:

SARS	Shares (000)	Grant Date Stock Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (000)
Granted	16.1	$ 9.97	2.0	$ --
Forfeited or expired	--	--	--	--
Outstanding at March 31, 2007	16.1	$ 9.97	2.0	$ 30,300
Exercisable at March 31, 2007	--	$ --	--	$ --

Since the closing market price of the Company's common stock on March 31, 2007 of $11.85 exceeded the market price of the Company's stock on the grant date, the aggregate intrinsic value of outstanding SARS was $30,300 at March 31, 2007.

At March 31, 2007 and 2006, there were $1.4 million and $1.2 million, respectively, of unrecognized compensation costs related to nonvested share-based compensation arrangements under the Plan based on management's estimate of the shares that will ultimately vest. The Company expects to recognize such costs over the next 2.5 years. However, the restricted shares vest upon the attainment of Company performance goals and if such goals are not met, no compensation costs would ultimately be recognized and any previously recognized compensation cost would be reversed. The total fair value of shares vested during 2007 and 2006 was $104,000 and $80,000, respectively. There were no options exercised during 2007 or 2006; hence there were no tax benefits realized during these periods. At March 31, 2007, there were 4.7 million shares available for issuance under the Plan.

14. Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended March 31		
	2007	2006	2005
Current			
Federal	$ 7,547	$ 5,043	$ (544)
State	1,739	1,056	654
Foreign	150	206	102
Deferred			
Federal	10,391	10,621	7,495
State	(729)	4,355	849
	$ 19,098	$ 21,281	$ 8,556

The principal components of the Company's deferred tax balances are as follows (in thousands):

	March 31	
	2007	2006
Deferred Tax Assets		
Allowance for doubtful accounts and sales returns	$ 982	$ 1,975
Inventory capitalization	420	524
Inventory reserves	731	420
Net operating loss carryforwards	1,052	2,402
Property and equipment	95	325
State income taxes	4,545	5,319
Accrued liabilities	286	233
Other	347	168
Deferred Tax Liabilities		
Intangible assets	(120,096)	(106,342)
Interest rate caps	(198)	(400)
	$ (111,836)	$ (95,376)

At March 31, 2007, Medtech Products Inc., a wholly-owned subsidiary of the Company, had a net operating loss carryforward of approximately $2.6 million which may be used to offset future taxable income of the consolidated group and which begins to expire in 2020. The net operating loss carryforward is subject to an annual limitation as to usage under Internal Revenue Code Section 382 of approximately $240,000.

A reconciliation of the effective tax rate compared to the statutory U.S. Federal tax rate is as follows:

(In thousands)	Year Ended March 31					
	2007		2006		2005	
		%		%		%
Income tax provision at statutory rate	$19,312	35.0	$ 16,645	35.0	$ 6,384	34.0
Foreign tax provision	(69)	(0.1)	59	0.1	102	0.5
State income taxes, net of federal income tax benefit	2,029	3.7	2,096	4.4	901	4.8
Increase in net deferred tax liability resulting from an increase in federal tax rate to 35%	--	--	--	--	1,147	6.2
Increase (decrease) in net deferred tax liability resulting from an increase (decrease) in the effective state tax rate	(2,200)	(4.0)	2,019	4.2	--	--
Goodwill	--	--	461	1.0	--	--
Other	26	0.0	1	0.0	22	0.1
Provision for income taxes	$19,098	34.6	$ 21,281	44.7	$ 8,556	45.6

15. Commitments and Contingencies

The Company and certain of its officers and directors are defendants in a consolidated putative securities class action lawsuit filed in the United States District Court for the Southern District of New York (the "Consolidated Action"). The first of the six consolidated cases was filed on August 3, 2005. Plaintiffs purport to represent a class of stockholders of the Company who purchased shares between February 9, 2005 through November 15, 2005. Plaintiffs also name as defendants the underwriters in the Company's initial public offering and a private equity fund that was a selling stockholder in the offering. The District Court has appointed a Lead Plaintiff. On December 23, 2005, the Lead Plaintiff filed a Consolidated Class Action Complaint, which asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Sections 10(b), 20(a) and 20A of the Securities Exchange Act of 1934. The Lead Plaintiff generally alleged that the Company issued a series of materially false and misleading statements in connection with its initial public offering and thereafter in regard to the following areas: the accounting issues described in the Company's press release issued on or about November 15, 2005; and the alleged failure to disclose that demand for certain of the Company's products was declining and that the Company was planning to withdraw several products from the market. Plaintiffs seek an unspecified amount of damages. The Company filed a motion to dismiss the Consolidated Class Action Complaint in February 2006. On July 10, 2006, the Court dismissed all claims against the Company and the individual defendants arising under the Securities Exchange Act of 1934. The parties have commenced the discovery process which is ongoing. On June 1, 2007, a hearing before the Court was held regarding Plaintiffs' pending motion for class certification in the Consolidated Action on which no decision has been rendered at this time. The Company's management believes the remaining claims are legally deficient and subject to meritorious defenses. The Company intends to vigorously pursue its defenses; however, the Company cannot reasonably estimate the potential range of loss, if any.

On May 23, 2006, Similasan Corporation filed a lawsuit against the Company in the United States District Court for the District of Colorado in which Similasan alleged false designation of origin, trademark and trade dress infringement, and deceptive trade practices by the Company related to *Murine* for Allergy Eye Relief, *Murine* for Tired Eye Relief and *Murine* for Earache Relief, as applicable. Similasan has requested injunctive relief, an accounting of profits and damages and litigation costs and attorneys' fees. In response, the Company filed an answer to the complaint with a potentially dispositive motion. In addition to the lawsuit filed by Similasan in the U.S. District Court for the District of Colorado, the Company also received a cease and desist letter from Swiss legal counsel to Similasan and its parent company, Similasan AG, a Swiss company. In the cease and desist letter, Similasan and Similasan AG have alleged a breach of the Secrecy Agreement executed by the Company and demanded that the Company cease and desist from (i) using confidential information covered by the Secrecy Agreement; and (ii) manufacturing, distributing, marketing or selling certain of its homeopathic products. The complaint in the Colorado action has been amended to include allegations relating to the breach of confidentiality and the Company has filed an answer and responsive motions. On February 22, 2007, prior to the Court's issuance of a decision regarding the pending motions, the Company agreed to a settlement of the litigation with Similasan and Similasan AG and executed a settlement agreement. The terms of the settlement agreement involved a dismissal of the litigation with prejudice and no monetary damages to the Company.

On September 28, 2006, OraSure Technologies, Inc. moved in the Supreme Court of the State of New York for a preliminary injunction prohibiting the Company from selling cryogenic wart removal products under the *Wartner* brand, which the Company acquired on September 21, 2006. OraSure Technologies is a supplier to the Company for the Company's *Compound W Freeze Off* business. The distribution agreement between the parties provides for mediation of contract disputes, followed by arbitration, if necessary. The contract in question is of five years duration ending in December 2007. On October 30, 2006, the Court denied OraSure Technologies' motion for a preliminary injunction. Subsequently, in a decision and order dated December 20, 2006, the Court denied a motion by OraSure Technologies for a rehearing regarding a preliminary injunction. An appeal was filed by OraSure in the Appellate Division of the Supreme Court of the State of New York on January 29, 2007, and the Company filed a brief with the Court on February 28, 2007. On May 17, 2007, the Appellate Division reversed the decision of the Supreme Court of the State of New York and issued a preliminary injunction prohibiting the marketing and selling of the *Wartner* brand by the Company until the underlying arbitration with OraSure was concluded. On May 21, 2007, the Company requested that the Appellate Division issue a stay of the preliminary injunction, consider reargument of the Appellate Division's decision and grant a leave to appeal to the Court of Appeals of the State of New York. In response to the Company's request for a stay of the preliminary injunction, the Appellate Division issued a stay of the preliminary injunction pending the Appellate Division's consideration of the Company's motion to reargue and request for leave to appeal to the Court of Appeals. The parties are currently awaiting the decision of the Appellate Division regarding the motions made by the Company. The Company believes the preliminary injunction was granted based upon factual and legal error and is inconsistent with the terms of the distribution agreement with OraSure and applicable law. The Company is also seeking resolution of the matter through arbitration as required pursuant to the distribution agreement. A hearing before the arbitration panel is scheduled to be held in August 2007.

The Company is also involved from time to time in other routine legal matters and other claims incidental to its business. The Company reviews outstanding claims and proceedings internally and with external counsel as necessary to assess probability and amount of potential loss. These assessments are re-evaluated at each reporting period and as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve. In addition, because it is not permissible under generally accepted accounting principles to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement). The Company believes the resolution of routine matters and other incidental claims, taking into account reserves and insurance, will not have a material adverse effect on its business, financial condition or results from operations.

Lease Commitments
The Company has operating leases for office facilities and equipment in New York, New Jersey and Wyoming, which expire at various dates through 2011.

The following summarizes future minimum lease payments for the Company's operating leases (in thousands):

Year Ending March 31,	Facilities	Equipment	Total
2008	$ 612	$ 120	$ 732
2009	501	113	614
2010	75	85	160
2011	--	25	25
	$ 1,188	$ 343	$ 1,531

Rent expense for 2007, 2006 and 2005 was $565,000, $584,000 and $512,000 respectively.

16. Concentrations of Risk

The Company's sales are concentrated in the areas of over-the-counter healthcare, personal care and household cleaning products. The Company sells its products to mass merchandisers, food and drug accounts, and dollar and club stores. During 2007, 2006 and 2005, approximately 57%, 61%, and 64%, respectively, of the Company's total sales were derived from its four major brands. During 2007, 2006 and 2005, approximately 24%, 21%, and 24%, respectively, of the Company's net sales were made to one customer. At March 31, 2007, approximately 22% of accounts receivable were owed by the same customer.

The Company manages product distribution in the continental United States through a main distribution center in St. Louis, Missouri. A serious disruption, such as a flood or fire, to the main distribution center could damage the Company's inventories and could materially impair the Company's ability to distribute its products to customers in a timely manner or at a reasonable cost. The Company could incur significantly higher costs and experience longer lead times associated with the distribution of its products to its customers during the time that it takes the Company to reopen or replace its distribution center. As a result, any such disruption could have a material adverse affect on the Company's sales and profitability.

The Company has relationships with over 40 third-party manufacturers. Of those, the top 10 manufacturers produced items that accounted for approximately 78% of the Company's gross sales for 2007. The Company does not have long-term contracts with 3 of these manufacturers and certain manufacturers of various smaller brands, which collectively, represented approximately 35% of the Company's gross sales for 2007. The lack of manufacturing agreements for these products exposes the Company to the risk that a manufacturer could stop producing the Company's products at any time, for any reason or fail to provide the Company with the level of products the Company needs to meet its customers' demands. Without adequate supplies of merchandise to sell to the Company's customers, sales would decrease materially and the Company's business would suffer.

17. Business Segments

Segment information has been prepared in accordance with FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's operating and reportable segments consist of (i) Over-the-Counter Healthcare, (ii) Household Cleaning and (iii) Personal Care.

There were no inter-segment sales or transfers during any of the periods presented. The Company evaluates the performance of its operating segments and allocates resources to them based primarily on contribution margin. The table below summarizes information about the Company's operating and reportable segments (in thousands).

	Year Ended March 31, 2007			
	Over-the-Counter Healthcare	Household Cleaning	Personal Care	Consolidated
Net sales	$ 174,704	$ 117,249	$ 24,894	$ 316,847
Other revenues	--	1,787	--	1,787
Total revenues	174,704	119,036	24,894	318,634
Cost of sales	65,601	73,002	14,544	153,147
Gross profit	109,103	46,034	10,350	165,487
Advertising and promotion	24,201	6,679	1,125	32,005
Contribution margin	$ 84,902	$ 39,355	$ 9,225	133,482
Other operating expenses				38,800
Operating income				94,682
Other (income) expense				39,506
Provision for income taxes				19,098
Net income				$ 36,078

	Year Ended March 31, 2006			
	Over-the-Counter Healthcare	Household Cleaning	Personal Care	Consolidated
Net sales	$ 160,942	$ 107,372	$ 27,925	$ 296,239
Other revenues	--	429	--	429
Total revenues	160,942	107,801	27,925	296,668
Cost of sales	58,491	65,088	15,851	139,430
Gross profit	102,451	42,713	12,074	157,238
Advertising and promotion	22,424	6,495	3,163	32,082
Contribution margin	$ 80,027	$ 36,218	$ 8,911	125,156
Other operating expenses				41,252
Operating income				83,904
Other (income) expense				36,346
Provision for income taxes				21,281
Net income				$ 26,277

	Year Ended March 31, 2005			
	Over-the-Counter Healthcare	Household Cleaning	Personal Care	Consolidated
Net sales	$ 159,010	$ 97,746	$ 32,162	$ 288,918
Other revenues	--	151	--	151
Total revenues	159,010	97,897	32,162	289,069
Cost of sales	60,570	62,039	16,400	139,009
Gross profit	98,440	35,858	15,762	150,060
Advertising and promotion	18,543	5,656	5,498	29,697
Contribution margin	$ 79,897	$ 30,202	$ 10,264	120,363
Other operating expenses				29,998
Operating income				90,365
Other (income) expense				71,589
Provision for income taxes				8,556
Net income				$ 10,220

During 2007, approximately 95% of the Company's sales were made to customers in the United States and Canada, while during each of 2006 and 2005, approximately 97% of the Company's sales were made to customers in the United States and Canada. Other than the United States, no individual geographical area accounted for more than 10% of net sales in any of the periods presented. At March 31, 2007, substantially all of the Company's long-term assets were located in the United States of America and have been allocated to the operating segments as follows:

	Over-the-Counter Healthcare	Household Cleaning	Personal Care	Consolidated
Goodwill	$ 235,647	$ 72,549	$ 2,751	$ 310,947
Intangible assets				
Indefinite lived	374,070	170,893	--	544,963
Finite lived	94,776	21	17,397	112,194
	468,846	170,914	17,397	657,157
	$ 704,493	$ 243,463	$ 20,148	$ 968,104

18. Unaudited Quarterly Financial Information

Unaudited quarterly financial information for 2007 and 2006 is as follows:

Year Ended March 31, 2007

(In thousands, except for per share data)	Quarterly Period Ended			
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
Total revenues	$ 75,923	$ 84,551	$ 80,124	$ 78,036
Cost of sales	36,325	41,259	36,766	38,797
Gross profit	39,598	43,292	43,358	39,239
Operating expenses				
Advertising and promotion	7,402	9,455	8,952	6,196
Depreciation and amortization	2,413	2,412	2,804	2,755
General and administrative	6,434	7,259	7,068	7,655
	16,249	19,126	18,824	16,606
Operating income	23,349	24,166	24,534	22,633
Net interest expense	(9,792)	(9,743)	(10,156)	(9,815)
Income before income taxes	13,557	14,423	14,378	12,818
Provision for income taxes	(5,301)	(5,639)	(3,735)	(4,423)
Net income	$ 8,256	$ 8,784	$ 10,643	$ 8,395
Net income per share:				
Basic	$ 0.17	$ 0.18	$ 0.21	$ 0.17
Diluted	$ 0.17	$ 0.18	$ 0.21	$ 0.17
Weighted average shares outstanding:				
Basic	49,372	49,451	49,535	49,607
Diluted	50,005	49,994	50,024	50,027

Year Ended March 31, 2006

(In thousands, except for per share data)	Quarterly Period Ended June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
Total revenues	$ 63,453	$ 73,345	$ 79,856	$ 80,014
Cost of sales	28,949	35,549	38,726	36,206
Gross profit	34,504	37,796	41,130	43,808
Operating expenses				
Advertising and promotion	8,705	10,217	7,385	5,775
Depreciation and amortization	2,631	2,635	2,834	2,694
General and administrative	4,911	4,117	6,159	5,954
Other expenses [1]	--	--	--	9,317
	16,247	16,969	16,378	23,740
Operating income	18,257	20,827	24,752	20,068
Net interest expense	(8,510)	(8,671)	(9,526)	(9,639)
Income before income taxes	9,747	12,156	15,226	10,429
Provision for income taxes	(3,818)	(4,782)	(5,881)	(6,800)
Net income	$ 5,929	$ 7,374	$ 9,345	$ 3,629
Net income per share:				
Basic	$ 0.12	$ 0.15	$ 0.19	$ 0.07
Diluted	$ 0.12	$ 0.15	$ 0.19	$ 0.07
Weighted average shares outstanding:				
Basic	48,722	48,791	48,929	49,077
Diluted	49,998	49,949	50,010	50,008

(1) Consists of a $7.4 million charge for the impairment of intangible assets and a $1.9 million charge for the impairment of goodwill.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)	Balance at Beginning of Year	Amounts Charged to Expense	Deductions	Other		Balance at End of Year
Year Ended March 31, 2007						
Reserves for sales returns and allowance	$ 1,868	$ 12,611	$(12,726)	$ --		$ 1,753
Reserves for trade promotions	1,671	2,974	(2,484)	--		2,161
Reserves for consumer coupon redemptions	283	2,674	(2,556)	--		401
Allowance for doubtful accounts	100	100	(165)	--		35
Allowance for inventory obsolescence	1,019	3,096	(2,397)	136	(1)	1,854
Year Ended March 31, 2006						
Reserves for sales returns and allowance	$ 1,652	$ 13,040	$ (13,056)	$ 232	(2)	$ 1,868
Reserves for trade promotions	1,493	2,522	(2,481)	137	(2)	1,671
Reserves for consumer coupon redemptions	290	2,680	(2,687)	--		283
Allowance for doubtful accounts	250	1	(92)	(59)	(2)	100
Allowance for inventory obsolescence	1,450	76	(526)	19	(2)	1,019
Pecos returns reserve	242	--	(242)	--		--
Year Ended March 31, 2005						
Reserves for sales returns and allowance	$ 687	$ 10,245	$ (9,280)	$ --		$ 1,652
Reserves for trade promotions	1,163	10,120	(11,660)	1,870	(3)	1,493
Reserves for consumer coupon redemptions	266	2,265	(2,891)	650	(3)	290
Allowance for doubtful accounts	60	32	(33)	191	(3)	250
Allowance for inventory obsolescence	124	769	(266)	823	(3)	1,450
Pecos returns reserve	1,186	--	(944)	--		242

(1) As a result of the acquisition of Dental Concepts LLC, the Company recorded an allowance for inventory obsolescence in purchase accounting.

(2) As a result of the acquisition of Dental Concepts LLC, the Company recorded allowance for sales returns, promotional allowances and bad debts in purchase accounting.

(3) As a result of the acquisition of Bonita Bay Holdings, Inc. and Vetco, Inc., the Company recorded allowances for doubtful accounts and inventory obsolescence in purchase accounting.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1	Asset Sale and Purchase Agreement, dated July 22, 2005, by and among Reckitt Benckiser Inc., Reckitt Benckiser (Canada) Inc., Prestige Brands Holdings, Inc. and The Spic and Span Company (filed as Exhibit 2.1 to Prestige Brands Holdings, Inc.'s Form 8-K filed on July 28, 2005).+
2.2	Unit Purchase Agreement, dated as of November 9, 2005, by and between Prestige Brands Holdings, Inc., and each of Dental Concepts LLC, Richard Gaccione, Combined Consultants DBPT Gordon Wade, Douglas A.P. Hamilton, Islandia L.P., George O'Neill, Abby O'Neill, Michael Porter, Marc Cole and Michael Lesser (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 14, 2006).+
2.3	Stock Sale and Purchase Agreement, dated as of September 21, 2006, by Lil' Drug Store Products, Inc., Wartner USA B.V., Lil' Drug Store Products, Inc.'s shareholders set forth on the signature thereto, and Medtech Products Inc. (filed as Exhibit 2.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on November 9, 2006).+
3.1	Amended and Restated Certificate of Incorporation of Prestige Brands Holdings, Inc. (filed as Exhibit 3.1 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on February 8, 2005).+
3.2	Amended and Restated Bylaws of Prestige Brands Holdings, Inc., as amended (filed as Exhibit 3.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on August 9, 2006).+
4.1	Form of stock certificate for common stock (filed as Exhibit 4.1 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+
4.2	Indenture, dated April 6, 2004, among Prestige Brands, Inc., each Guarantor thereto and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to Prestige Brands, Inc.'s Form S-4 filed on July 6, 2004).+
4.3	Form of 9¼% Senior Subordinated Note due 2012 (contained in Exhibit 4.2 to this Annual Report on Form 10-K).+
4.4	Supplemental Indenture, dated as of October 6, 2004, among Vetco, Inc., Prestige Brands, Inc. and U.S. Bank, National Association (filed as Exhibit 4.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+
4.5	Second Supplemental Indenture, dated as of December 19, 2006, by and among Prestige Brands, Inc., U.S. Bank, National Association, Prestige Brands Holdings, Inc., Dental Concepts LLC and Prestige International Holdings, LLC (filed as Exhibit 4.2 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+
10.1	Credit Agreement, dated April 6, 2004, among Prestige Brands, Inc., Prestige Brands International, LLC, the Lenders thereto, the Issuers thereto, Citicorp North America, Inc., as Administrative Agent and as Tranche C Agent, Bank of America, N.A., as Syndication Agent, and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., as Documentation Agent (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+
10.2	Form of Amendment No. 1 to the Credit Agreement, dated as of April 6, 2004, among Prestige Brands, Inc., Prestige Brands International, LLC, the Lenders thereto, the Issuers thereto, Citicorp North America, Inc., as administrative agent, Bank of America, N.A., as syndication agent, and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., as documentation agent (filed as Exhibit 10.1.1 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on February 8, 2005).+
10.3	Pledge and Security Agreement, dated April 6, 2004, by Prestige Brands, Inc. and each of the Grantors party thereto, in favor of Citicorp North America, Inc. as Administrative Agent and Tranche C Agent (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+
10.4	Joinder Agreement, dated as of December 19, 2006, by Prestige Brands Holdings, Inc., Prestige International Holdings, LLC and Dental Concepts LLC in favor of Citicorp North America, Inc., as Administrative Agent, to the Pledge and Security Agreement, dated as of April 6, 2004, by Prestige Brands, Inc. and its subsidiaries and affiliates listed on the signature pages thereof in favor of Citicorp North America, Inc., as Administrative Agent (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+

10.5 Guaranty, dated as of April 6, 2004, by Prestige Brands International, LLC and each of the other entities listed on the signature pages thereof in favor of Citicorp North America, Inc., as Administrative Agent (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+

10.6 Guaranty Supplement, dated as of December 19, 2006, by Prestige Brands Holdings, Inc., Prestige International Holdings, LLC and Dental Concepts LLC in favor of Citicorp North America, Inc., as Administrative Agent, to the Guaranty, dated as of April 6, 2004, among Prestige Brands International, LLC and certain subsidiaries and affiliates of Prestige Brands, Inc. listed on the signature pages thereof in favor of Citicorp North America, Inc., as Administrative Agent (filed as Exhibit 10.3 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+

10.7 Securityholders Agreement, dated February 6, 2004, among Medtech/Denorex, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., GTCR Capital Partners, L.P., the TCW/Crescent Purchasers and the TCW/Crescent Lenders thereto, each Executive thereto and each of the Other Securityholders thereto (filed as Exhibit 10.11 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+

10.8 First Amendment and Acknowledgement to Securityholders Agreement, dated April 6, 2004, to the Securityholders Agreement, dated February 6, 2004, among Medtech/Denorex, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., GTCR Capital Partners, L.P., the TCW/Crescent Purchasers and the TCW/Crescent Lenders thereto, each Executive thereto and each of the Other Securityholders thereto (filed as Exhibit 10.12 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+

10.9 Registration Rights Agreement, dated February 6, 2004, among Medtech/Denorex, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., GTCR Capital Partners, L.P., the TCW/Crescent Purchasers and the TCW/Crescent Lenders thereto, each Executive thereto and each of the Other Securityholders thereto (filed as Exhibit 10.13 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+

10.10 First Amendment and Acknowledgement to Registration Rights Agreement, dated April 6, 2004, to the Registration Rights Agreement, dated February 6, 2004, among Medtech/Denorex, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., GTCR Capital Partners, L.P., the TCW/Crescent Purchasers and the TCW/Crescent Lenders thereto, each Executive thereto and each of the Other Securityholders thereto (filed as Exhibit 10.14 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+

10.11 Omnibus Consent and Amendment to Securityholders Agreement, Registration Rights Agreement, Senior Management Agreements and Unit Purchase Agreement, dated as of July 6, 2004 (filed as Exhibit 10.29.1 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on November 12, 2004).+

10.12 Form of Exchange Agreement by and among Prestige Brands Holdings, Inc., Prestige International Holdings, LLC and the common unit holders listed on the signature pages thereto (filed as Exhibit 10.39 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+

10.13 Employment Agreement, dated as of January 19, 2007, by and between Prestige Brands Holdings, Inc. and Mark Pettie (filed as Exhibit 10.5 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+@

10.14 Senior Management Agreement, dated as of March 21, 2006, between Prestige Brands Holdings, Inc., Prestige Brands, Inc. and Peter C. Mann (filed as Exhibit 99.1 to Prestige Brands Holdings, Inc.'s Form 8-K filed on March 23, 2006).+@

10.15 Form of Amended and Restated Senior Management Agreement, dated as of January 28, 2005, by and among Prestige International Holdings, LLC, Prestige Brands Holdings, Inc., Prestige Brands, Inc., and Peter J. Anderson (filed as Exhibit 10.29.7 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+@

10.16 Executive Employment Agreement, dated as of January 17, 2006, between Prestige Brands Holdings, Inc. and Charles N. Jolly (filed as Exhibit 10.35 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 14, 2006).+@

10.17 Letter Agreement between Prestige Brands Holdings, Inc. and James E. Kelly*@

10.18 Executive Employment Agreement, dated as of August 21, 2006, between Prestige Brands Holdings, Inc. and Jean A. Boyko (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on November 9, 2006).+@

10.5	Guaranty, dated as of April 6, 2004, by Prestige Brands International, LLC and each of the other entities listed on the signature pages thereof in favor of Citicorp North America, Inc., as Administrative Agent (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+
10.6	Guaranty Supplement, dated as of December 19, 2006, by Prestige Brands Holdings, Inc., Prestige International Holdings, LLC and Dental Concepts LLC in favor of Citicorp North America, Inc., as Administrative Agent, to the Guaranty, dated as of April 6, 2004, among Prestige Brands International, LLC and certain subsidiaries and affiliates of Prestige Brands, Inc. listed on the signature pages thereof in favor of Citicorp North America, Inc., as Administrative Agent (filed as Exhibit 10.3 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+
10.7	Securityholders Agreement, dated February 6, 2004, among Medtech/Denorex, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., GTCR Capital Partners, L.P., the TCW/Crescent Purchasers and the TCW/Crescent Lenders thereto, each Executive thereto and each of the Other Securityholders thereto (filed as Exhibit 10.11 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+
10.8	First Amendment and Acknowledgement to Securityholders Agreement, dated April 6, 2004, to the Securityholders Agreement, dated February 6, 2004, among Medtech/Denorex, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., GTCR Capital Partners, L.P., the TCW/Crescent Purchasers and the TCW/Crescent Lenders thereto, each Executive thereto and each of the Other Securityholders thereto (filed as Exhibit 10.12 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+
10.9	Registration Rights Agreement, dated February 6, 2004, among Medtech/Denorex, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., GTCR Capital Partners, L.P., the TCW/Crescent Purchasers and the TCW/Crescent Lenders thereto, each Executive thereto and each of the Other Securityholders thereto (filed as Exhibit 10.13 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+
10.10	First Amendment and Acknowledgement to Registration Rights Agreement, dated April 6, 2004, to the Registration Rights Agreement, dated February 6, 2004, among Medtech/Denorex, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., GTCR Capital Partners, L.P., the TCW/Crescent Purchasers and the TCW/Crescent Lenders thereto, each Executive thereto and each of the Other Securityholders thereto (filed as Exhibit 10.14 to Prestige Brands Holdings, Inc.'s Form S-1 filed on July 28, 2004).+
10.11	Omnibus Consent and Amendment to Securityholders Agreement, Registration Rights Agreement, Senior Management Agreements and Unit Purchase Agreement, dated as of July 6, 2004 (filed as Exhibit 10.29.1 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on November 12, 2004).+
10.12	Form of Exchange Agreement by and among Prestige Brands Holdings, Inc., Prestige International Holdings, LLC and the common unit holders listed on the signature pages thereto (filed as Exhibit 10.39 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+
10.13	Employment Agreement, dated as of January 19, 2007, by and between Prestige Brands Holdings, Inc. and Mark Pettie (filed as Exhibit 10.5 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+@
10.14	Senior Management Agreement, dated as of March 21, 2006, between Prestige Brands Holdings, Inc., Prestige Brands, Inc. and Peter C. Mann (filed as Exhibit 99.1 to Prestige Brands Holdings, Inc.'s Form 8-K filed on March 23, 2006).+@
10.15	Form of Amended and Restated Senior Management Agreement, dated as of January 28, 2005, by and among Prestige International Holdings, LLC, Prestige Brands Holdings, Inc., Prestige Brands, Inc., and Peter J. Anderson (filed as Exhibit 10.29.7 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+@
10.16	Executive Employment Agreement, dated as of January 17, 2006, between Prestige Brands Holdings, Inc. and Charles N. Jolly (filed as Exhibit 10.35 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 14, 2006).+@
10.17	Letter Agreement between Prestige Brands Holdings, Inc. and James E. Kelly*@
10.18	Executive Employment Agreement, dated as of August 21, 2006, between Prestige Brands Holdings, Inc. and Jean A. Boyko (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on November 9, 2006).+@

10.19	Form of Amended and Restated Senior Management Agreement, dated as of January 28, 2005, by and among Prestige International Holdings, LLC, Prestige Brands Holdings, Inc., Prestige Brands, Inc., and Gerard F. Butler (filed as Exhibit 10.29.8 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+@
10.20	Letter Agreement, dated December 22, 2006, among Prestige Brands Holdings, Inc., Prestige Brands, Inc. and Gerard F. Butler (filed as Exhibit 10.4 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2007).+#
10.21	Form of Amended and Restated Senior Management Agreement, dated as of January 28, 2005, by and among Prestige International Holdings, LLC, Prestige Brands Holdings, Inc., Prestige Brands, Inc., and Michael A. Fink (filed as Exhibit 10.29.9 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+@
10.22	Letter Agreement, dated April 13, 2007, by and among Prestige Brands Holdings, Inc., Prestige Brands, Inc. and Michael A. Fink.*#
10.23	Form of Amended and Restated Senior Management Agreement, dated as of January 28, 2005, by and among Prestige International Holdings, LLC, Prestige Brands Holdings, Inc., Prestige Brands, Inc., and Charles Shrank (filed as Exhibit 10.29.10 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+@
10.24	Form of Amended and Restated Senior Management Agreement, dated as of January 28, 2005, by and among Prestige International Holdings, LLC, Prestige Brands Holdings, Inc., Prestige Brands, Inc., and Eric M. Millar (filed as Exhibit 10.29.11 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+@
10.25	Prestige Brands Holdings, Inc. 2005 Long-Term Equity Incentive Plan (filed as Exhibit 10.38 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+#
10.26	Form of Restricted Stock Grant Agreement (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on August 9, 2005).+#
10.27	Form of Performance Share Grant Agreement (filed as Exhibit 10.3 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on November 9, 2006).+#
10.28	Form of Nonqualified Stock Option Agreement *#
10.29	Contract Manufacturing Agreement, dated February 1, 2001, among The Procter & Gamble Manufacturing Company, P&G International Operations SA, Prestige Brands International, Inc. and Prestige Brands International (Canada) Corp. (filed as Exhibit 10.31 to Prestige Brands, Inc.'s Form S-4/A filed on August 4, 2004).+**
10.30	Patent and Technology License Agreement, dated October 2, 2001, between The Procter & Gamble Company and Prestige Brands International, Inc. (filed as Exhibit 10.29 to Prestige Brands, Inc.'s Form S-4/A filed on August 19, 2004).+**
10.31	Amendment No. 4 and Restatement of Contract Manufacturing Agreement, dated May 1, 2002, by and between The Procter & Gamble Company and Prestige Brands International, Inc. (filed as Exhibit 10.33 to Prestige Brands, Inc.'s Form S-4/A filed on August 4, 2004).+**
10.32	Manufacturing Agreement, dated December 30, 2002, by and between Prestige Brands International, Inc. and Abbott Laboratories (filed as Exhibit 10.32 to Prestige Brands, Inc.'s Form S-4/A filed on August 4, 2004).+**
10.33	Distribution Agreement, dated April 24, 2003, by and between Medtech Holdings, Inc. and OraSure Technologies, Inc. (filed as Exhibit 10.27 to Prestige Brands, Inc.'s Form S-4/A filed on August 4, 2004).+**
10.34	Amendment No. 1 to Distribution Agreement, dated as of February 10, 2006, between OraSure Technologies, Inc., Medtech Holdings, Inc. and Medtech Products Inc. (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form 8-K filed on September 29, 2006).+

10.35	Amendment No. 1 dated April 30, 2003 to the Patent and Technology License Agreement, dated October 2, 2001, between The Procter & Gamble Company and Prestige Brands International, Inc. (filed as Exhibit 10.30 to Prestige Brands, Inc.'s Form S-4/A filed on August 19, 2004).+
10.36	Storage and Handling Agreement dated April 13, 2005 by and between Warehousing Specialists, Inc. and Prestige Brands, Inc. (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 8-K filed on April 15, 2005).+
10.37	Transportation Management Agreement dated April 13, 2005 by and between Prestige Brands, Inc. and Nationwide Logistics, Inc. (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form 8-K filed on April 15, 2005).+
10.38	Trademark License and Option to Purchase Agreement, dated September 8, 2005, by and among The Procter & Gamble Company and Prestige Brands Holdings, Inc. (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 8-K filed on September 12, 2005).+
10.39	Exclusive Supply Agreement, dated as of September 18, 2006, among Medtech Products Inc., Pharmacare Limited, Prestige Brands Holdings, Inc. and Aspen Pharmacare Holdings Limited (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on November 9, 2006).+
21.1	Subsidiaries of the Registrant.*
23.1	Consent of PricewaterhouseCoopers LLP.*
31.1	Certification of Principal Executive Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Principal Financial Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.
**	Certain confidential portions have been omitted pursuant to a confidential treatment request separately filed with the Securities and Exchange Commission.
+	Incorporated herein by reference.
@	Represents a management contract.
#	Represents a compensatory plan.

Exhibit 21.1

SUBSIDIARIES LIST

Direct and Indirect Subsidiaries of Prestige Brands Holdings, Inc.

Name	Jurisdiction of Incorporation/Organization
Bonita Bay Holdings, Inc.	Virginia
Dental Concepts LLC	Delaware
Medtech Holdings, Inc.	Delaware
Medtech Products Inc.	Delaware
Pecos Pharmaceutical, Inc.	California
Prestige Acquisition Holdings, LLC	Delaware
Prestige Brands Financial Corporation	Delaware
Prestige Brands Holdings, Inc.	Virginia
Prestige Brands, Inc.	Delaware
Prestige Brands International, Inc.	Virginia
Prestige Brands International, LLC	Delaware
Prestige Brands (UK) Limited	England and Wales
Prestige Household Brands, Inc.	Delaware
Prestige Household Holdings, Inc.	Delaware
Prestige International Holdings, LLC	Delaware
Prestige Personal Care Holdings, Inc.	Delaware
Prestige Personal Care, Inc.	Delaware
Prestige Products Holdings, Inc.	Delaware
The Comet Products Corporation	Delaware
The Cutex Company	Delaware
The Denorex Company	Delaware
The Spic and Span Company	Delaware
Vetco, Inc.	New York
Wartner USA B.V.	Netherlands

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-123487) of Prestige Brands Holdings, Inc. of our report dated June 14, 2007 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah
June 14, 2007

Exhibit 31.1

CERTIFICATIONS

I, Mark Pettie, certify that:

1. I have reviewed this Annual Report on Form 10-K of Prestige Brands Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 14, 2007

/s/ MARK PETTIE

Mark Pettie

Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Peter J. Anderson, certify that:

1. I have reviewed this Annual Report on Form 10-K of Prestige Brands Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 14, 2007

/s/ PETER J. ANDERSON
Peter J. Anderson
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark Pettie, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Prestige Brands Holdings, Inc. on Form 10-K for the year ended March 31, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as applicable, and that information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of Prestige Brands Holdings, Inc.

/s/ **MARK PETTIE**
Name: Mark Pettie
Title: *Chief Executive Officer*
Date: June 14, 2007

EXHIBIT 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Peter J. Anderson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Prestige Brands Holdings, Inc. on Form 10-K for the year ended March 31, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as applicable, and that information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of Prestige Brands Holdings, Inc.

/s/ **PETER J. ANDERSON**
Name: Peter J. Anderson
Title: *Chief Financial Officer*
Date: June 14, 2007

Corporate Information

Directors

Mark Pettie
Chairman of the Board and
Chief Executive Officer

L. Dick Buell
Chief Executive Officer
Catalina Marketing Corporation

John E. Byom
Former Chief Financial Officer
International Multifoods Corporation
and Division President
The JM Smucker Company

Gary E. Costley, Ph.D.
Managing Partner
C&G Capital and Management

David A. Donnini
Principal, GTCR Golder Rauner, LLC

Ronald B. Gordon
President and Chief Operating Officer
Nice-Pak Products, Inc. (Retired)

Vincent J. Hemmer
Principal, GTCR Golder Rauner, LLC

Patrick M. Lonergan
Co-Founder and President
Numark Laboratories

Peter C. Mann
Chairman of the Board, President
and Chief Executive Officer
Prestige Brands, Inc. (Retired)

Raymond P. Silcock
Executive Vice President
and Chief Financial Officer
Swift & Company

Officers

Mark Pettie
Chairman and Chief Executive Officer

Peter J. Anderson
Chief Financial Officer

James E. Kelly
Senior Vice President–Marketing

Charles Schrank
Senior Vice President–
Marketing, Household

Eric M. Millar
Senior Vice President–Operations

Charles N. Jolly
General Counsel and Secretary

John Parkinson
Senior Vice President–International

Jean Boyko, Ph.D.
Senior Vice President–
Science and Technology

David Talbert
Senior Vice President–Sales

Stephen O'Brien
Vice President–Human Resources

Stockholder Information

Transfer Agent and Registrar
Registered stockholders with questions regarding stock holdings, certificate replacement/transfer and address change should contact our Transfer Agent:
Computershare, Ltd.
250 Royall Street
Canton, MA 02021
Telephone: (781) 575-3400

Independent Auditor
PricewaterhouseCoopers LLP
201 South Main Street, Suite 900
Salt Lake City, UT 84111

Corporate Counsel
Baker, Donelson, Bearman, Caldwell &
Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, TN 37201

Common Stock Listing
PBH LISTED NYSE New York Stock Exchange
(Symbol–PBH)

New York Stock Exchange Specialist
Bear Wagner Specialists LLC
40 Wall Street
New York, NY 10005

Certification Requirements
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, which has been filed with the Securities and Exchange Commission. We have also filed with the New York Stock Exchange the most recent Annual Chief Executive Officer Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Investor Inquiries
Attn: Investor Relations
Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, NY 10533

www.prestigebrandsinc.com


PrestigeBrands


PrestigeBrands

Prestige Brands Holdings, Inc.

90 North Broadway
Irvington, NY 10533
(914) 524-6800

www.prestigebrandsinc.com

END